Exhibit 99.1

NOTICE OF SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

IN RESPECT OF THE

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, NOVEMBER 15, 2012

OCTOBER 11, 2012

October 11, 2012

Dear Shareholders:

On behalf of our Board of Directors and management, I am pleased to invite you to a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Granite Common Shares”) of Granite Real Estate Inc. (“Granite”, or the “Company”) to be held at the Metro Toronto Convention Centre, 255 Front Street West, Meeting Room 206F, Toronto, Ontario, Canada, at 10:00 a.m. (Toronto time) on Thursday, November 15, 2012. The Meeting has been called to consider and, if thought fit, approve, among other things, a special resolution, the full text of which is set out in Appendix “A” of the accompanying management information circular/proxy statement (the “Circular”), approving a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Québec) providing for the conversion of the Company from a corporate structure to a “stapled unit” real estate investment trust (“REIT”) structure.

As discussed in the Circular, upon completion of the Arrangement (a) Shareholders will become the holders of stapled units, each of which will consist of a unit of a new REIT, Granite Real Estate Investment Trust (“Granite REIT”), and a common share of a new corporation, Granite REIT Inc. (“Granite GP”), and (b) Granite REIT and Granite GP will acquire, directly or indirectly, all of the Granite Common Shares and will carry on indirectly all of the business and activities currently carried on by the Company.

The proposal to convert the Company from a corporate structure to a stapled unit REIT structure is the result of a review conducted by the Board of Directors of the Company’s business model and strategic options and extensive work by management, together with legal, financial and other professional advisors, to develop and settle a structure for the conversion of the Company to a REIT. In making its determinations and recommendation regarding the Arrangement, the Board of Directors considered the following benefits that are expected to be realized as a result of the conversion to a stapled unit REIT structure:

•

the proposed REIT structure is expected to allow the resulting Granite organization to reduce its liability for cash taxes, thereby increasing Granite REIT’s adjusted funds from operations and the amount of cash available for distribution;

•

the stapled units are expected to be generally valued on a price-to-adjusted funds from operations basis, which may result in more favourable market trading levels for the stapled units compared to the pre-Arrangement trading levels for the Granite Common Shares due to the increase in the adjusted funds from operations, primarily as a result of the reduced cash taxes payable, following conversion to the proposed REIT structure; and

•

the stapled units are expected to provide an enhanced ability for Granite REIT to access the Canadian equity capital markets, given that most publicly traded real estate entities in Canada are REIT structures or high yielding corporate structures with minimal cash tax leakage.

The Board of Directors also retained RBC Dominion Securities Inc., a member of RBC Capital Markets (“RBC”), to advise the Board of Directors with respect to the Arrangement and to provide its opinion as to the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Arrangement. RBC has provided a fairness opinion to the Board of Directors which states that, on the basis of the assumptions, qualifications and limitations summarized therein, in the opinion of RBC, as of September 28, 2012, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. The fairness opinion is subject to the assumptions, qualifications and limitations contained therein and should be read in its entirety, and is attached as Appendix “D” to the Circular.

For these reasons, among others, the Board of Directors has unanimously concluded that, in its opinion, the Arrangement is in the best interests of Granite and is fair and reasonable to Granite and Shareholders. The Board of Directors recommends that Shareholders vote in favour of the approval of the Arrangement.

Shareholders will also be asked at the Meeting to consider and, if thought fit, ratify a new general by-law of Granite which was adopted by the Board of Directors on September 28, 2012. The new general by-law was adopted to reflect the provisions of the Business Corporations Act (Québec) following the continuance of the Company under that Act on September 25, 2012 and, pursuant to that Act, is required to be ratified by Shareholders at the Meeting in order to continue in effect following the Meeting. The new general by-law is attached as Appendix “B” to the Circular. The Board of Directors recommends that Shareholders vote in favour of the approval of the new general by-law of Granite.

I hope you can attend the Meeting, but in any case, your vote is important, and your Granite Common Shares should be represented at the Meeting. If you are unable to attend, please complete, date and sign the enclosed proxy form, and return it in accordance with the instructions set out in the proxy form. Even if you plan to attend the Meeting, you may find it convenient to express your views in advance by completing and returning the proxy form.

If you have questions between now and the Meeting, I encourage you to visit the “REIT Conversion Frequently Asked Questions” section of our website at www.graniterealestate.com or contact us at ir@graniterealestate.com or (647) 925-7550 for assistance.

I look forward to seeing you at the Meeting on November 15, 2012.

Yours truly,

Thomas Heslip

Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Granite Common Shares”) of Granite Real Estate Inc. (“Granite” or the “Company”) will be held at the Metro Toronto Convention Centre, 255 Front Street West, Meeting Room 206F, Toronto, Ontario, Canada, on Thursday, November 15, 2012, commencing at 10:00 a.m. (Toronto time) for the following purposes:

(a)

to consider and, if thought fit, approve a special resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix “A” of the accompanying Management Information Circular/Proxy Statement (the “Circular”), approving a plan of arrangement under the Business Corporations Act (Québec) (the “QBCA”) providing for the conversion of the Company from a corporate structure to a “stapled unit” real estate investment trust (“REIT”) structure;

(b)	to consider and, if thought fit, approve an ordinary resolution to ratify By-law 2012 of the Company under the QBCA, a copy of which is attached as Appendix “B” to the Circular; and

(c)	to transact such further and other business or matters as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Only Shareholders of record at the close of business on Thursday, October 11, 2012 will be entitled to notice of, to attend and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

The Circular and a form of proxy are enclosed with this Notice of Special Meeting of Shareholders. The Circular provides additional information concerning the matters to be dealt with at the Meeting. If you are unable to be present at the Meeting in person, please complete, date and sign the enclosed proxy and return it in the enclosed envelope provided for that purpose in accordance with the instructions set out in the section of the Circular entitled “Appointment and Revocation of Proxies”. To be effective, proxies must be received by 10:00 a.m. (Toronto time) on Tuesday, November 13, 2012, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened, at one of the following locations: (a) Computershare Investor Services Inc., the Company’s registrar and transfer agent, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or (b) the principal executive offices of the Company at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the General Counsel of the Company. Shareholders may elect to vote by use of the telephone or via the Internet in accordance with the instructions on the accompanying form of proxy.

Only registered Shareholders and persons appointed as proxyholders are permitted to attend and vote at the Meeting. If you are a non-registered Shareholder, you should follow the instructions received from the intermediary through which your Granite Common Shares are held. See “Appointment and Revocation of Proxies – Non-Registered Holders” in the Circular for additional information.

Pursuant to the Interim Order (as defined in the Circular) and Chapter XIV of the QBCA (and as modified by the Interim Order), registered Shareholders have the right to dissent in respect of the Arrangement Resolution and to have their Granite Common Shares repurchased by Granite in return for an amount equal to the fair value of their Granite Common Shares. This right of dissent is described in the Circular. Failure to strictly comply with the dissent procedures set out in the Circular may result in the loss or unavailability of any right to dissent. See the section entitled “Rights of Dissenting Shareholders” in the Circular and Appendix “L” to the Circular. Beneficial owners of Granite Common Shares registered in the name of a broker, trustee, financial institution or other nominee who wish to dissent should be aware that only registered owners of Granite Common Shares are entitled to dissent.

By order of the Board of Directors.

October 11, 2012 Toronto, Ontario	JENNIFER TINDALE Executive Vice-President, General Counsel

-i-

MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

This Management Information Circular / Proxy Statement dated October 11, 2012 (this “Circular”), accompanying Notice of Special Meeting of Shareholders (the “Notice”), form of proxy and all attachments thereto (collectively the “Meeting Materials”) are furnished to holders (“Shareholders”) of common shares (“Granite Common Shares”) of Granite Real Estate Inc. (the “Company” or “Granite”) in connection with the solicitation by and on behalf of the management of the Company of proxies to be used at a special meeting of Shareholders (the “Meeting”) to be held at the Metro Toronto Convention Centre, 255 Front Street West, Meeting Room 206F, Toronto, Ontario, Canada, on Thursday, November 15, 2012, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice.

The Meeting Materials are being mailed on or about October 17, 2012 to Shareholders of record as of the close of business on Thursday, October 11, 2012. The Company will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Company may also directly solicit proxies (but not for additional compensation) personally, by telephone, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation materials to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

Certain capitalized terms not otherwise defined herein have the meanings ascribed to them in the section entitled “Glossary of Terms”. Unless the context otherwise requires, references in the Circular to the business, operations and activities to be carried on by Granite REIT refer to the business, operations and activities to be carried on by Granite REIT and Granite GP indirectly through Granite LP and its subsidiaries. Unless otherwise noted, all monetary amounts referred to in this Circular are presented in Canadian dollars and all information contained herein is given as at October 11, 2012.

FORWARD LOOKING STATEMENTS

This Circular contains statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the 1933 Act and the 1934 Act. Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this Circular contains forward-looking statements regarding the Arrangement and the Company’s expectations with respect to the Arrangement. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that the timing or completion of the Arrangement, and the effect or results of the Arrangement, cannot be predicted with certainty, and there can be no assurance at this time that all required or desirable approvals and consents to effect the Arrangement will be obtained in a timely manner or at all. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to: the risk of changes to tax or other laws that may adversely affect the Arrangement; the inability of Granite to implement a suitable structure for the Arrangement; the inability to obtain all required or desirable consents and approvals for the Arrangement; the risks set forth in the Risk Factors section in the Company’s Annual Information Form for 2011, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2011; and the risks set forth in the section of this Circular entitled “Risk Factors”, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Circular to reflect subsequent information, events or circumstances or otherwise.

INFORMATION FOR UNITED STATES SHAREHOLDERS

None of the Stapled Units to be issued to Shareholders in exchange for Granite Common Shares under the Arrangement have been or will be registered under the 1933 Act, and such securities are being issued to Shareholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and, unless otherwise indicated, this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

Information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

Shareholders should be aware that the acquisition of the Stapled Units as a result of the implementation of the Arrangement may have tax consequences both in the United States and in Canada. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations.” Shareholders should consult their own tax advisors with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the Company is organized under the laws of the Province of Québec, Granite REIT is organized under the laws of the Province of Ontario and Granite GP is organized under the laws of the Province of British Columbia, that certain of their respective officers, directors and trustees are or may be residents of countries other than the United States, that certain of the experts named in this Circular are residents of countries other than the United States, and that all or substantial portions of the assets of the Company, Granite GP and Granite REIT and such other persons are, or will be, located outside of the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon the Company, Granite GP and Granite REIT and such other persons, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Plan of Arrangement by persons who will be “affiliates” of Granite GP or Granite REIT after the Effective Date. See “The Arrangement – Securities Law Matters – United States Securities Law Matters” in this Circular.

NONE OF THE STAPLED UNITS TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the applicable securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

•	the annual information form of the Company dated March 12, 2012;

•	the management information circular of the Company dated May 9, 2012 in respect of the Company’s annual general and special meeting held on June 13, 2012 (the “May 2012 Circular”);

•	the annual audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, together with management’s discussion and analysis thereof; and

•	the unaudited consolidated interim financial statements of the Company for the three and six months ended June 30, 2012 and 2011, together with management’s discussion and analysis thereof.

The Company changed its reporting currency effective January 1, 2012 from U.S. dollars to Canadian dollars. With the change in reporting currency all comparative financial information has been recast. The impact of the change in reporting currency on the annual audited consolidated financial statements for the year ended December 31, 2011 and 2010 is described in Appendix “C” to this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded thereafter shall not constitute a part of this Circular, except as so modified or superseded.

Shareholders may obtain copies of the documents incorporated herein by reference on request without charge from the General Counsel of the Company as described under “Additional Information” in this Circular and those documents are also available electronically at www.sedar.com.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular. This summary is not intended to be complete and is provided for convenience only. The information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and statements contained elsewhere in this Circular, including the appendices hereto, all of which is important and should be reviewed carefully. Certain capitalized terms not otherwise defined have the meanings ascribed to them in the section entitled “Glossary of Terms” or elsewhere in this Circular. Unless otherwise noted, all monetary amounts referred to in this Circular are presented in Canadian dollars and all information contained herein is given as at October 11, 2012.

THE MEETING

The Meeting will be held at the Metro Toronto Convention Centre, 255 Front Street West, Meeting Room 206F, Toronto, Ontario, Canada, on Thursday, November 15, 2012, commencing at 10:00 a.m. (Toronto time). The record date for determining the shareholders entitled to receive notice of and to vote at the Meeting is October 11, 2012.

At the Meeting, Shareholders will be asked to consider and, if thought fit, approve (i) the Arrangement Resolution providing for the conversion of the Company from a corporate structure to a stapled unit REIT structure; and (ii) an ordinary resolution ratifying a new general by-law of Granite which was adopted by the Board of Directors on September 28, 2012.

THE ARRANGEMENT

Effect on Granite and Shareholders

The purpose of the Arrangement is to convert the Company from a corporate structure to a “stapled unit” REIT structure. The Arrangement will involve Shareholders becoming, upon implementation of the Arrangement, holders of Stapled Units, each of which will consist of a unit of a new REIT, Granite REIT, and a common share of a new corporation, Granite GP. Together, Granite REIT and Granite GP will hold all the partnership interests in a new limited partnership, Granite LP, which will own directly and indirectly the subsidiaries and assets currently owned directly and indirectly by Granite. Following completion of the Arrangement, Granite REIT and Granite GP, through Granite LP and its subsidiaries, will continue to carry on all the business and activities currently carried on, directly and indirectly, by Granite.

The trustees of Granite REIT and the board of directors of Granite GP will initially be comprised of the seven individuals who currently comprise the Board of Directors. The senior management of Granite GP and Granite REIT will be comprised of the current members of the Company’s senior management team, who will be employed by Granite LP.

Following completion of the Arrangement, each Granite REIT Unit will be stapled to a Granite GP Common Share to form a Stapled Unit and the two securities will, subject to listing approval, trade together as a Stapled Unit on the TSX and the NYSE. The Granite REIT Units and the Granite GP Common Shares will only become unstapled if an Event of Uncoupling occurs.

See “The Arrangement – Effect of the Arrangement”.

Recommendation of the Board of Directors

The Board of Directors has reviewed the terms of the Arrangement. The Board of Directors has determined that the Arrangement is in the best interests of the Company and is fair and reasonable to the Company and the Shareholders, and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

The following is a summary of the principal benefits of the Arrangement that the Board of Directors considered in making its determinations and recommendation:

•

Granite is currently cash taxable. It is expected that the proposed REIT structure will allow the resulting Granite organization to reduce its liability for cash taxes, thereby increasing Granite REIT’s adjusted funds from operations and the amount of cash available for distribution. For more information, see the Pro Forma Combined Financial Statements (as defined below) attached to this Circular as Appendix “I”;

•

the Stapled Units are expected to be generally valued on a price-to-adjusted funds from operations basis, which may result in more favourable market trading levels for the Stapled Units compared to the pre-Arrangement trading levels for the Granite Common Shares due to the increase in the adjusted funds from operations, primarily as a result of the reduced cash tax payable, following conversion to the proposed REIT structure; and

•

the Stapled Units are expected to provide an enhanced ability for Granite REIT to access the Canadian equity capital markets, given that most publicly traded real estate entities in Canada are REIT structures or high yielding corporate structures with minimal cash tax leakage.

See “The Arrangement – Background to and Reasons for the Arrangement”.

Fairness Opinion

The Board of Directors retained RBC to advise the Board of Directors with respect to the Arrangement and to provide its opinion as to the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Arrangement. RBC has provided the Board of Directors with the Fairness Opinion which states that, on the basis of the assumptions, qualifications and limitations summarized therein, in the opinion of RBC, as of September 28, 2012 the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. A copy of the Fairness Opinion is attached to this Circular as Appendix “D”.

See “The Arrangement – Fairness Opinion”.

Background to the Arrangement

On June 30, 2011, the Company completed a court-approved plan of arrangement under the Business Corporations Act (Ontario). Immediately following the completion of that plan of arrangement, the board of directors was replaced by the current Board of Directors and new senior management was appointed. The Board of Directors undertook a review of Granite’s business model and strategic options to determine the best alternatives to enhance shareholder value.

The Board of Directors, in conjunction with various professional advisors and senior management, conducted its review of the Company’s business and alternatives and unanimously approved a strategic plan that included the conversion of Granite from a Canadian corporation to a Canadian REIT structure.

Through the remainder of 2011 and to date in 2012, management worked with legal, financial and other professional advisors to further develop and settle the structure for the conversion of the Company to a REIT. It was determined to be desirable to utilize a “stapled unit” structure so as to not have an acquisition of control of Granite for Canadian income tax purposes and thereby preserve significant capital loss carry-forwards.

In making its determinations and recommendation, the Board of Directors relied upon legal, tax, financial, and other advice and information received during the course of its deliberations, as described below. The following is a summary of certain factors, among others, that the Board of Directors considered in making its determinations and recommendation:

•	the expected benefits of converting the Company from a corporate structure to a REIT structure, as described above;

•	that the conversion to a REIT structure is not expected to materially affect the Company’s business strategy or management team;

•	the Fairness Opinion;

•	that the Arrangement Resolution must receive the approval of at least two-thirds of the votes cast by holders of the Granite Common Shares, voting in person or by proxy at the Meeting;

•	that the Arrangement is subject to Court approval, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders;

•	that the Arrangement is expected to trigger capital gains for certain of the Company’s shareholders;

•	the complexity of the Company’s proposed capital structure and the costs of maintaining the same;

•	the withholding tax complexities that may impact both Canadian and non-resident unitholders depending on the jurisdiction of the source of the income being distributed; and

•

that Shareholders will be afforded a right to dissent and to demand repurchase of their Granite Common Shares for fair value through the exercise of Dissent Rights in the event that the Arrangement is approved and consummated.

See “The Arrangement – Background to and Reasons for the Arrangement” and “The Arrangement – Recommendation of the Board of Directors”.

Effect on Distributions

Granite currently intends to continue to pay a quarterly dividend of $0.50 per Granite Common Share for the remainder of 2012, subject to declaration by the Board of Directors.

If the Plan of Arrangement is approved at the Meeting and the Effective Date occurs on or about December 31, 2012, as currently anticipated, it is anticipated that the distribution policy of Granite GP and Granite REIT will initially provide for a monthly distribution of $0.175 per Stapled Unit, with the first post-Arrangement distribution to be declared in respect of the month ending January 31, 2013 and paid on or about February 15, 2013.

In determining the anticipated level of the initial monthly distribution of $0.175 per Stapled Unit, the Board of Directors considered, among other factors, estimated 2013 adjusted funds from operations and capital requirements, its current and targeted payout ratios and the alignment of the distribution policy with Granite REIT’s strategic objectives.

Although we have stated this anticipated level of initial distributions, distributions will always be subject to the discretion of the Trustees (in the case of distributions by Granite REIT) (except to the extent the Granite REIT Declaration of Trust provides otherwise) and the board of directors of Granite GP (in the case of dividends by Granite GP). The distribution policy and the declaration of distributions may vary depending on, among other things, earnings, financial requirements, the satisfaction of solvency tests imposed by the BCBCA for the declaration of dividends by Granite GP and other relevant factors.

See “The Arrangement – Effect of the Arrangement – Effect on Distributions”.

Post-Arrangement Structure

A diagram showing the post-Arrangement structure of Granite REIT, Granite GP, Granite LP and the Company is set out below.

Immediately upon completion of the Arrangement, it is expected that (a) the only material assets of Granite REIT will be the limited partnership interests in Granite LP, (b) the only significant asset of Granite GP will be its relatively nominal general partner interest in Granite LP, and (c) Granite REIT will not own any equity securities of Granite GP and Granite GP will not own any equity securities of Granite REIT.

See “The Arrangement – Details of the Arrangement”.

Shareholder and Court Approvals

Under the Interim Order and the QBCA, the number of votes required to approve the Arrangement Resolution is at least two-thirds of the votes cast by holders of Granite Common Shares, either in person or by proxy, at the Meeting.

On October 9, 2012, the Court granted the Interim Order facilitating the holding of the Meeting and certain procedures relating to sending of Meeting materials and the conduct of the Meeting and other matters. The application for the Final Order approving the Arrangement is expected to be made on November 20, 2012 at 9:15 a.m. Eastern time, or as soon thereafter as counsel may be heard.

See “The Arrangement – Approvals”.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and the application for the Final Order is granted, Granite’s current objective is to have the Effective Date be December 31, 2012.

See “The Arrangement – Timing of Completion of the Arrangement”.

Procedure for Exchange of Granite Common Shares

A Letter of Transmittal is enclosed with this Circular for use by registered Shareholders for the purpose of the surrender of the certificates representing their Granite Common Shares.

In order to exchange certificates representing Granite Common Shares for certificates representing Stapled Units on the completion of the Arrangement, registered Shareholders must deposit with the Depositary (at the address specified in the Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder’s Granite Common Shares in accordance with the instructions contained in the Letter of Transmittal. Registered Shareholders may request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal will also be available on the Computershare website at www.computershare.com.

If your Granite Common Shares are held through a broker, dealer, bank, trust company or other registered nominee that administers your account, you should contact your account administrator for information about how the exchange of your Granite Common Shares will be effected.

See “The Arrangement – Procedure for Exchange of Granite Common Shares”.

Stock Exchange Listings

It is a condition to completion of the Plan of Arrangement that the TSX shall have conditionally approved the listing of the Stapled Units and the NYSE shall have approved the listing of Stapled Units, subject to official notice of issuance. The TSX has conditionally approved the substitutional listing of the Stapled Units, subject to the Company fulfilling all the requirements of the TSX no later than the business day after the completion of the Arrangement. Granite REIT and Granite GP intend to apply to list the Stapled Units on the NYSE. The Stapled Units are expected to be listed on the TSX under the trading symbol “GRT.UN” and on the NYSE under the trading symbol “GRP.U”.

See “The Arrangement – Stock Exchange Listings”.

INFORMATION CONCERNING GRANITE REIT

Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario and created pursuant to a declaration of trust which will be amended and restated in connection with the Arrangement. Although it is intended that Granite REIT qualify as a “mutual fund trust” pursuant to the Tax Act, Granite REIT will not be a mutual fund under applicable securities laws.

Following completion of the Arrangement, Granite REIT will engage principally in the ownership and management of income-producing properties in Canada, the United States, Mexico and Europe. In the conduct of Granite REIT’s operations and affairs, the Trustees will be subject to the investment guidelines and operating policies set out in the Granite REIT Declaration of Trust.

The objectives of Granite REIT will be to:

(a)

provide Granite REIT Unitholders with stable and growing cash flow available for distribution generated by revenue it derives from the ownership of and investment in income-producing real estate properties; and

(b)

maximize Granite REIT’s long term unit value through ongoing active management of its portfolio, acquisition of additional income-producing properties and the development and construction of projects and properties which enhance the quality, diversification and value of the portfolio.

The beneficial interests in Granite REIT are represented and constituted by a single class of “trust units”. Until an Event of Uncoupling, Granite REIT Units will trade together with Granite GP Common Shares as Stapled Units.

Each Granite REIT Unit represents an equal undivided beneficial interest in any distributions by Granite REIT, whether of net income, net realized capital gains or other amounts and, in the event of termination of Granite REIT, in the net assets of Granite REIT remaining after satisfaction of all liabilities, and no Granite REIT Unit has any preference over any other. Granite REIT Unitholders may attend and vote at all meetings of Granite REIT Unitholders, either in person or by proxy, and each Granite REIT Unit is entitled to one vote at all such meetings or in respect of any written resolution of Granite REIT Unitholders.

See “Information Concerning Granite REIT”.

Limitations on Non-Resident Ownership of Granite REIT Units

At no time may more than 49% (on either a basic or fully-diluted basis) of the Granite REIT Units be held for the benefit of Non-Resident Beneficiaries. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Granite REIT Units are resident or declarations from holders of Granite REIT Units as to whether such Granite REIT Units are held for the benefit of Non-Resident Beneficiaries. If the Trustees become aware that more than 49% (on either a basic or fully-diluted basis) of the Granite REIT Units then outstanding are, or may be, held for the benefit of Non-Resident Beneficiaries or that such a situation is imminent, the Trustees may cause Granite REIT to make a public announcement thereof and shall not accept a subscription for Granite REIT Units from or issue or register a transfer of Granite REIT Units to a person unless the person provides a declaration that the person is not a Non-Resident (or, in the discretion of the Trustees, that the person is not a Non-Resident Beneficiary) and does not hold its Granite REIT Units for a Non-Resident Beneficiary. If, notwithstanding the foregoing, the Trustees determine that more than 49% of the Granite REIT Units (on either a basic or fully-diluted basis) are held for the benefit of Non-Resident Beneficiaries, the Trustees may cause Granite REIT to send a notice to Non-Resident holders of Granite REIT Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Granite REIT Units or a portion thereof within a specified period of not more than 60 days. If the Granite REIT Unitholders receiving such notice have not sold the specified number of Granite REIT Units or provided the Trustees with satisfactory evidence that they are not Non-Residents and do not hold their Granite REIT Units for the benefit of Non-Resident Beneficiaries within such period, the Trustees may cause Granite REIT to sell such Granite REIT Units on behalf of such Granite REIT Unitholders and, in the interim, the voting and distribution rights attached to such Granite REIT Units shall be suspended. Upon such sale the affected holders shall cease to be holders of Granite REIT Units and their rights shall be limited to receiving the net proceeds from such sale.

INFORMATION CONCERNING GRANITE GP

Granite GP was incorporated on September 28, 2012 under the BCBCA for the sole purpose of participating in the Arrangement.

Granite GP’s authorized share capital after completion of the Arrangement will consist of an unlimited number of Granite GP Common Shares without par value. Until an Event of Uncoupling, Granite GP Common Shares will trade together with Granite REIT Units as Stapled Units.

Holders of Granite GP Common Shares are entitled to: (a) one vote per share at all meetings of shareholders (except for meetings of holders of another specified class or series of Granite GP shares); (b) receive pari passu with other holders of Granite GP Common Shares, any dividends as and when declared by the directors of Granite GP; and (c) receive pari passu with other holders of Granite GP Common Shares the remaining assets of Granite GP available for distribution to Granite GP shareholders in the event of the liquidation, dissolution or winding-up of Granite GP.

See “Information Concerning Granite GP”.

RIGHTS OF DISSENTING SHAREHOLDERS

Shareholders who wish to dissent should take note that strict compliance with the requirements for exercising Dissent Rights is required.

The Interim Order, which is attached to this Circular as Appendix “F”, expressly provides Registered Shareholders with the Dissent Rights in respect of the Arrangement on substantially the same terms and conditions as set out in Chapter XIV—Right to Demand Repurchase of Granite Common Shares (sections 372 to 397) of the QBCA, the text of which is reproduced in Appendix “L” to this Circular, with modifications to the provisions of such sections 372 to 397 in accordance with the Interim Order and Article 5 of the Plan of Arrangement.

Persons who are Non-Registered Holders of Granite Common Shares registered in the name of an intermediary, custodian or nominee who wish to exercise Dissent Rights should be aware that only the Registered Shareholder as of the Record Date is entitled to exercise Dissent Rights. A Non-Registered Holder may give instructions to the Registered Shareholder in whose name the Granite Common Shares in which it has a beneficial interest are registered as to the exercise of Dissent Rights attaching to its Granite Common Shares.

The procedures for exercising Dissent Rights are technical and complex. It is suggested that any Shareholder wishing to avail itself of Dissent Rights seek its own legal advice, as failure to comply strictly with the applicable provisions of the QBCA, the Interim Order and the Plan of Arrangement may prejudice the availability of Dissent Rights.

See “Rights of Dissenting Shareholders”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Consequences of the proposed Plan of Arrangement to certain Shareholders are described in this Circular under “Certain Canadian Federal Income Tax Considerations.” In very general terms, the participation of such Shareholders in the Plan of Arrangement will not occur on a tax deferred basis for

Canadian federal income tax purposes, so that such Shareholders may recognize a capital gain under the Plan of Arrangement if they are resident in Canada. Such Shareholders who instead are not resident in Canada will not be subject to Canadian federal income tax on any capital gain realized by them under the Plan of Arrangement, provided that they do not hold their Granite Common Shares, and certain other securities acquired under the Plan of Arrangement, as taxable Canadian property.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Consequences of the proposed Plan of Arrangement to Shareholders are described in this Circular under “Certain United States Federal Income Tax Considerations.” Generally, U.S. Shareholders will be subject to U.S. federal income tax upon receipt of their Stapled Units as a result of the Arrangement, but Non-U.S. Shareholders generally will not be subject to U.S. federal income tax. Consequences of holding and disposing of Stapled Units are also addressed in this Circular under “Certain United States Federal Income Tax Considerations.” Granite REIT will elect to be treated as a partnership for U.S. federal income tax purposes, and as a result, each Granite REIT Unitholder will be required to take into account its allocable share of items of income, gain, loss and deduction of Granite REIT in computing its U.S. federal income tax liability, regardless of whether cash distributions are made to Granite REIT Unitholders. Shareholders are encouraged to consult their tax advisors regarding the tax consequences of the Arrangement and the ownership of Stapled Units.

RISK FACTORS

Risk factors related to the business of the Company will continue to apply to Granite REIT, Granite GP and Granite LP after the Effective Date. Certain risk factors relating to the activities of the Company are contained in the Company’s annual information form for the year ended December 31, 2011, which is incorporated by reference in this Circular and filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company’s Annual Report on form 40-F. Shareholders should consider the risk factors set out therein together with the information set out in this Circular. Additional risks and uncertainties, including those currently unknown to, or considered immaterial by, the Company may also adversely affect the business of the Company, Granite REIT, Granite GP and Granite LP. In particular, the Plan of Arrangement is subject to certain risks, including risks relating to the following:

•	the completion of the Arrangement is subject to a number of conditions precedent and requires regulatory and third-party approvals;

•	cash distributions are not guaranteed and will fluctuate with the performance of the business of Granite REIT;

•	structural subordination of the Granite REIT Units;

•	limitation on non-resident ownership;

•	dependence on Granite LP;

•	mutual fund trust status of Granite REIT;

•	REIT status of Granite REIT;

•	potential capital gains tax liability of Granite;

•	uncertainty regarding withholding tax rate for U.S. residents;

•	Granite REIT Unitholders may recognize taxable income without receiving corresponding cash distributions; and

•	Granite America’s status as a U.S. REIT.

For more information about the foregoing and a discussion of additional risk factors in connection with the Plan of Arrangement, see “Risk Factors”.

RATIFICATION OF BY-LAW

On September 28, 2012, following the continuance of the Company from the OBCA to the QBCA as previously approved by Shareholders, the Board passed a resolution approving By-law 2012 as the general by-law for the continued Company. The full text of By-law 2012 is attached to this Circular as Appendix “B”.

Under the provisions of the QBCA, By-law 2012 must be ratified by Shareholders at the Meeting in order for it to continue in effect following the Meeting. Accordingly, Shareholders will be asked at the Meeting to consider and, if thought fit, to approve the ordinary resolution to ratify By-law 2012 as the general by-law of the Company.

The Board of Directors unanimously recommends that Shareholders vote FOR the ordinary resolution ratifying By-law 2012.

APPOINTMENT AND REVOCATION OF PROXIES

REGISTERED HOLDERS

The persons named in the accompanying form of proxy are nominees of management of Granite and are officers of the Company. A Shareholder has the right to appoint a person or a company (who need not be a Shareholder) as nominee to attend and act for and on behalf of such Shareholder at the Meeting other than the management nominees named in the accompanying form of proxy. This right may be exercised by inserting in the blank space the name of the person the Shareholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such person as proxyholder.

Shareholders desiring to be represented at the Meeting by proxy must deposit their forms of proxy at one of the following locations:

(a)

the offices of Computershare Investor Services Inc., the registrar and transfer agent of the Company, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or

(b)	the principal executive offices of the Company at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the General Counsel of the Company,

by 10:00 a.m. (Toronto time) on Tuesday, November 13, 2012 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened. If a Shareholder who has completed a proxy attends the Meeting in person, any votes cast by such Shareholder on a poll will be counted and the proxy will be disregarded.

Rather than returning the proxy by mail or hand delivery, registered Shareholders may also elect to vote by telephone or via the Internet. Those registered holders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered Shareholders electing to vote by telephone or via the Internet must follow the instructions included in the accompanying form of proxy.

NON-REGISTERED HOLDERS

Only registered Shareholders and persons appointed as proxyholders are permitted to attend and vote at the Meeting. However, in many cases, Granite Common Shares beneficially owned by a Shareholder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Granite Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited and, in the United States, The Depository Trust Company) of which the intermediary is a participant.

The Meeting Materials are being sent to both registered and non-registered owners of Granite Common Shares. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers, Granite is delivering the Meeting Materials directly to depositories and other intermediaries for onward distribution to Non-Registered Holders. Typically, intermediaries will use a service company to forward the Meeting Materials to, and to obtain voting instructions from, beneficial owners.

If you are a Non-Registered Holder, you should follow the instructions received from the intermediary through which your Granite Common Shares are held. Generally, Non-Registered Holders will receive either:

(a)

a voting instruction form (a “VIF”), which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the VIF (which may, in some cases, allow for voting by telephone or Internet); or

(b)

less typically, a proxy that has already been signed by the intermediary (usually by way of a facsimile, stamped signature), that is restricted as to the number of Granite Common Shares beneficially owned by the Non-Registered Holder, but that is otherwise not fully completed. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with Computershare Investor Services Inc., as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Granite Common Shares they beneficially own. Non-Registered Holders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or VIF and adhere to the signing and return instructions provided on the form. If you are a Non-Registered Holder, you should follow the instructions on the document you receive and contact your intermediary promptly if you need assistance.

REVOCATION

A proxy may be revoked at any time by the person giving it to the extent it has not yet been exercised. A proxy may be revoked by:

(a)

completing and signing a proxy bearing a later date and depositing it with Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department;

(b)

depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing at the principal executive offices of the Company at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1 addressed to the General Counsel of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(c)	in any other manner permitted by law.

A Non-Registered Holder who wishes to revoke his or her proxy or VIF must make appropriate arrangements with the intermediary through which his or her Granite Common Shares are held.

SIGNATURE OF PROXY

A form of proxy must be executed by the Shareholder depositing the proxy or by his or her attorney authorized in writing, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name by an authorized officer. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Granite).

VOTING OF PROXIES

The persons named in the accompanying form of proxy will vote the Granite Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. Where a choice for such matter is not specified, Granite Common Shares will be voted as the proxyholder sees fit. Unless contrary instructions are provided, Granite Common Shares represented by proxies received by management will be voted FOR the Arrangement Resolution and FOR the ordinary resolution ratifying By-law 2012 as the general by-law of the Company.

EXERCISE OF DISCRETION OF PROXY

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to such other business or matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, the Company is not aware of any such amendments or variations or any other matters to be addressed at the Meeting.

RECORD DATE

The Board has fixed Thursday, October 11, 2012 (the “Record Date”) as the record date for the Meeting. Only holders of record of Granite Common Shares at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

THE ARRANGEMENT

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background

On June 30, 2011, the Company completed a court-approved plan of arrangement under the Business Corporations Act (Ontario) which eliminated the Company’s dual class share capital structure through which certain securityholders and their family controlled the Company. Immediately following the completion of that plan of arrangement, a new board of directors (the “Board of Directors”) commenced its term of office, and new senior management was appointed. The Board of Directors undertook a review of Granite’s business model and strategic options to determine the best alternatives to enhance shareholder value.

From July 2011 until October 2011 the Board of Directors, in conjunction with various professional advisors and senior management, conducted its review of the Company’s business and alternatives. On October 25, 2011, the Company announced that it had completed its strategic review process and that the Board of Directors had unanimously approved a strategic plan that included, among other things, the conversion of Granite from a Canadian corporation to a Canadian real estate investment trust (“REIT”) structure.

Through the remainder of 2011 and to date in 2012, management worked with legal, financial and other professional advisors to further develop and settle the structure for the conversion of the Company to a REIT. Among other things, it was determined to be desirable to utilize a “stapled unit” structure so as to not have an acquisition of control of Granite for Canadian income tax purposes and thereby preserve significant capital loss carry-forwards.

It was also determined to be desirable that the Company be continued as a corporation under the QBCA to facilitate the creation, in connection with the Arrangement, of hypothecs to be governed by Quebec law. Such continuance was approved by Shareholders on June 13, 2012 and completed on September 25, 2012.

The Board of Directors received updates on the development of the proposed REIT structure during the course of this time. The Board of Directors received and reviewed the recommended structure and the related detailed information about the proposed conversion in connection with its meeting held on September 28, 2012, at which it approved the proposed Plan of Arrangement and the contents and sending of this Circular, and determined to recommend that Shareholders vote FOR the Arrangement.

As described in more detail below, the “stapled unit” REIT structure will involve Shareholders becoming, upon implementation of the Arrangement, holders of Stapled Units, each of which will consist of a unit of a new REIT, Granite REIT, and a common share of a new corporation, Granite GP. Together, Granite REIT and Granite GP will hold all the partnership interests in a new limited partnership, Granite LP, which will own directly and indirectly the subsidiaries and assets currently owned directly and indirectly by Granite. The Trustees of Granite REIT and the board of directors of Granite GP will initially be comprised of the seven individuals who comprise the Board of Directors. The senior management of Granite GP and Granite REIT will be comprised of the current members of the Company’s senior management team, who will be employed by Granite LP. See “– Effect of the Arrangement” and “– Details of the Arrangement”.

Reasons for the Arrangement

In making its determinations and recommendation, the Board of Directors relied upon legal, tax and other advice and information received in connection with its deliberations. The following is a summary of the principal benefits of the Arrangement that the Board of Directors considered in making its determinations and recommendation:

•

Granite is currently cash taxable. It is expected that the proposed REIT structure will allow the resulting Granite organization to reduce its liability for cash taxes, thereby increasing Granite REIT’s adjusted funds from operations and the amount of cash available for distribution;

•

the Stapled Units are expected to be generally valued on a price-to-adjusted funds from operations basis, which may result in more favourable market trading levels for the Stapled Units compared to the pre-Arrangement trading levels for the Granite Common Shares due to the increase in the adjusted funds from operations, primarily as a result of the reduced cash tax payable, following conversion to the proposed REIT structure; and

•

the Stapled Units are expected to provide an enhanced ability for Granite REIT to access the Canadian equity capital markets, given that most publicly traded real estate entities in Canada are REIT structures or high yielding corporate structures with minimal cash tax leakage.

FAIRNESS OPINION

The Board of Directors retained RBC to advise the Board of Directors with respect to the Arrangement and to provide its opinion as to the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Arrangement. Management met with RBC and legal counsel to review the proposed Arrangement. At these meetings, RBC provided management with a preliminary view regarding fairness and management and legal counsel provided RBC with various financial, tax and other information.

RBC has provided the Board of Directors with the Fairness Opinion. The Fairness Opinion states that, on the basis of the assumptions, qualifications and limitations summarized therein, in the opinion of RBC, as of September 28, 2012 the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. The Fairness Opinion is subject to the assumptions, qualifications and limitations contained therein and should be read in its entirety, and is attached as Appendix “D” to this Circular.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has reviewed the terms of the Arrangement. The Board of Directors has determined that the Arrangement is in the best interests of the Company and is fair and reasonable to the Company and the Shareholders, and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

In making its determinations and recommendation, the Board of Directors relied upon legal, tax, financial, and other advice and information received during the course of its deliberations, as described below. The following is a summary of the factors, among others, that the Board of Directors considered in making its determinations and recommendation:

•	the expected benefits of converting the Company from a corporate structure to a REIT structure, as described in “– Background to and Reasons for the Arrangement”;

•	that the conversion to a REIT structure is not expected to materially affect the Company’s business strategy or management team;

•	the Fairness Opinion;

•	that the Arrangement Resolution must receive the approval of at least two-thirds of the votes cast by holders of the Granite Common Shares, voting in person or by proxy at the Meeting;

•	that the Arrangement is subject to Court approval, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders;

•	that the Arrangement is expected to trigger capital gains for certain of the Company’s shareholders;

•	the complexity of the Company’s proposed capital structure and the costs of maintaining the same;

•	the withholding tax complexities that may impact both Canadian and non-resident unitholders depending on the jurisdiction of the source of the income being distributed; and

•

that Shareholders will be afforded a right to dissent and to demand repurchase of their Granite Common Shares for fair value through the exercise of Dissent Rights in the event that the Arrangement is approved and consummated.

The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement Resolution, the Board of Directors did not expressly assign any relative or specific weight to the factors that were considered, and individual directors may have given different weight to each factor. There are risks associated with the Arrangement, including that some of the potential benefits set forth in this Circular may not be realized or that there may be significant costs associated with realizing such benefits. See “Risk Factors”.

EFFECT OF THE ARRANGEMENT

General

If approved and implemented, the Arrangement will result in the conversion of Granite’s corporate structure into a “stapled unit” REIT structure. Under the Arrangement, if implemented, Shareholders will become the sole holders of Stapled Units immediately following completion of the Arrangement and Granite REIT and Granite GP, through Granite LP, will acquire, directly or indirectly, all of the Granite Common Shares. See “– Details of the Arrangement”.

Following completion of the Arrangement, Granite REIT and Granite GP, through Granite LP and its subsidiaries, will continue to carry on all of the business and activities currently carried on, directly and indirectly, by Granite. The senior management of Granite GP and Granite REIT will be comprised of the current members of the Company’s senior management.

The Trustees of Granite REIT and the board of directors of Granite GP will initially be comprised of the seven individuals who comprise the Board of Directors. It is anticipated that the Trustees of Granite REIT and/or the board of Granite GP will establish an audit committee, a compensation committee, and a corporate governance and nominating committee, and will generally adopt structures and procedures currently utilized by the Company to ensure that effective corporate governance practices are followed and that the Board of Directors functions independently of management. For more information regarding Granite’s current governance structures and procedures, including committees of the Board of Directors and the charter of the Board of Directors, please see the May 2012 Circular, which is incorporated herein by reference.

Effect on Shareholders

Under the Arrangement, Shareholders will, through a series of steps, acquire Stapled Units in exchange for their Granite Common Shares on the basis of one Stapled Unit for each Granite Common Share.

Effect on Distributions

Granite currently intends to continue to pay a quarterly dividend of $0.50 per Granite Common Share for the remainder of 2012, subject to declaration by the Board of Directors.

If the Plan of Arrangement is approved at the Meeting and the Effective Date occurs on or about December 31, 2012, as currently anticipated, it is anticipated that the distribution policy of Granite GP and Granite REIT will initially provide for a monthly distribution of $0.175 per Stapled Unit, with the first post-Arrangement distribution to be declared in respect of the month ending January 31, 2013 and paid on or about February 15, 2013.

In determining the anticipated level of the initial monthly distribution of $0.175 per Stapled Unit, the Board of Directors considered, among other factors, estimated 2013 adjusted funds from operations and capital requirements, its current and targeted payout ratios and the alignment of the distribution policy with Granite REIT’s strategic objectives.

Although we have stated this anticipated level of initial distributions, distributions will always be subject to the discretion of the Trustees of Granite REIT (in the case of distributions by Granite REIT) (except to the extent the Granite REIT Declaration of Trust provides otherwise) and the board of directors of Granite GP (in the case of dividends by Granite GP). The distribution policy and the declaration of distributions may vary depending on, among other things, earnings, financial requirements, the satisfaction of solvency tests imposed by the BCBCA for the declaration of dividends by Granite GP and other relevant factors. See “Risk Factors”.

Effect on Existing Equity-Based Compensation Plans

Granite intends to amend its equity-based compensation plans to reflect the new REIT structure.

Executive Share Unit Plan

Granite has an executive share unit plan (the “Executive Share Unit Plan”) under which certain executive officers have been granted share units which permit the holders to receive Granite Common Shares or the value thereof subject to satisfying vesting requirements established by Granite at the time the share units are granted. The Granite Common Shares provided to holders of share units issued under the Executive Share Unit Plan may be newly issued or purchased on the open market. It is intended that, in connection with the Arrangement, in accordance with the terms of the Executive Share Unit Plan, a right under outstanding units to acquire Stapled Units or receive a payment based on the fair market value of the Stapled Units will be substituted for the holders’ rights to acquire Granite Common Shares or a payment based on the value of such shares. In addition, it is intended that the Executive Share Unit Plan will be amended to provide that, following the completion of the Arrangement, the securities provided to holders of share units issued under the Executive Share Unit Plan in the future will be Stapled Units rather than Granite Common Shares, and to make other changes required to conform to the new REIT structure.

Stock Option Plan

Granite has a legacy employee stock option plan (the “Stock Option Plan”) that was in place prior to the time Granite completed its plan of arrangement on June 30, 2011 (see “– Background to and Reasons for the Arrangement”) and remained in existence thereafter with respect to those persons who had outstanding options at such time. It is intended that, as part of the Arrangement, the optionholders will exchange their existing options to acquire Granite Common Shares for options to acquire Stapled Units on a one for one basis. It is also intended that the Stock Option Plan will be amended in connection with the Arrangement to make other changes required to conform to the new REIT structure. No options have been granted since the Company completed its plan of arrangement on June 30, 2011. See “– Background to and Reasons for the Arrangement”.

Non-Employee Share-Based Plan

Granite maintains a deferred share unit plan (the “Non-Employee Share-Based Plan”) for directors who are not employed by Granite. Under the Non-Employee Share-Based Plan, directors are required to receive a portion of their annual retainer as deferred share units (“Deferred Share Units”), which are rights to receive a payment based on the fair market value of a Granite Common Share. Under the Non-Employee Share-Based Plan, directors may also elect to receive up to 100% of their annual remuneration that would, absent their election, be payable in cash, as Deferred Share Units. Upon a director’s termination, resignation or other event resulting in the director ceasing to be eligible to continue to hold Deferred Share Units under the Non-Employee Share-Based Plan, the director’s Deferred Share Units are paid to him or her in cash based on the then fair market value of a Granite Common Share. It is intended that the Non-Employee Share-Based Plan will be amended in connection with the Arrangement to provide that, following completion of the Arrangement, each Deferred Share Unit outstanding at the Effective Time will entitle the holder thereof to receive a payment based on the fair market value of a preferred share of the Company that will be equal in value to a Stapled Unit.

It is intended that a new deferred share unit plan will be established by Granite GP following the completion of the Arrangement for directors who are not employed by Granite. Under the new plan, directors of Granite GP will be entitled to receive a portion of their annual retainer (and to elect to receive up to 100% of their annual remuneration that would otherwise be paid in cash) as deferred share units, which will entitle them to receive a payment based on the fair market value of a preferred share of the Company that will be equal in value to a Stapled Unit.

Certain Transactions Affecting Granite’s Debentures in Connection with the Arrangement

Granite is the issuer of $265 million outstanding principal amount of 6.05% senior unsecured debentures, series 1 (the “Debentures”) issued under an indenture dated as of December 22, 2004 (as amended, supplemented or otherwise modified from time to time, the “Indenture”). The completion of the Arrangement is permitted under the terms of the Indenture and does not require approval by any holders of Debentures.

As one of the anticipated steps in the Arrangement, as described below under “– Details of the Arrangement,” it is anticipated that Granite will transfer substantially all of its assets to Granite LP and Fin LP. As required by the Indenture, in connection with such asset transfer, Granite LP and Fin LP will agree to be bound by the terms of the Indenture and of the Debentures as co-principal debtors, in place of Granite, with Granite guaranteeing all amounts payable under the Debentures. Concurrently with the foregoing, (a) Granite intends to enter into a supplemental indenture (the “Co-Issuer Supplemental Indenture”) to the Indenture pursuant to which it will covenant that, notwithstanding that the Indenture would release Granite as primary debtor, as described above, Granite will continue to remain bound as co-principal debtor under the Debentures and the Indenture so that it will not be so released, and (b) Granite REIT and Granite GP, the direct parent entities of Granite LP on completion of the Arrangement, will guarantee all amounts payable under the Debentures. The transactions described in this paragraph are permitted under the terms of the Indenture, and none of them requires approval by any holders of Debentures.

DETAILS OF THE ARRANGEMENT

Pre-Arrangement Steps

Prior to and in preparation for implementing the Arrangement, it is anticipated that a number of events and transactions will be completed by Granite, Granite REIT, Granite GP and other Granite subsidiaries, including the following:

(a)	if the Arrangement is approved by the Shareholders, Granite will apply for and obtain the Final Order, as described below under “– Approvals – Court Approvals”;

(b)	inter-company transactions will be undertaken to create, transfer or consolidate inter-company indebtedness to be transferred and secured under the Arrangement; and

(c)

Granite’s U.S. and Canadian subsidiaries will be reorganized to facilitate the Arrangement and the creation of, after completion of the Arrangement, a U.S. private REIT structure for Granite’s U.S. business operations.

The Arrangement

The detailed steps of the Arrangement are set forth in the Plan of Arrangement, which is Schedule A to the Arrangement Agreement attached to this Circular as Appendix “E”. The following is a summary of the anticipated principal steps and results of the Arrangement, but is not complete and is qualified entirely by reference to the full text of the Arrangement Agreement and Plan of Arrangement:

(a)

the Granite Common Shares held by Dissenting Shareholders who have validly exercised Dissent Rights will be repurchased by Granite and cancelled, and such Dissenting Shareholders will not have any further rights other than the right to be paid the fair value of their Granite Common Shares in accordance with the Plan of Arrangement and the Interim Order;

(b)

Granite will transfer the equity of its Canadian and United States subsidiaries, and indebtedness owed to it by certain U.S. subsidiaries, to Granite LP and will transfer indebtedness owed to it by certain European subsidiaries to a newly created limited partnership that will be controlled indirectly by Granite, namely, Fin LP, in which Granite will own the general partner (having a 0.01% economic interest) and an approximate 19.99% voting limited partnership interest, and Granite LP will own an approximate 80% non-voting limited partnership interest;

(c)

certain U.S. and European subsidiaries of Granite will grant security for indebtedness owed by them to Granite LP or Fin LP through the grant by such subsidiaries of movable hypothecs over securities of their respective subsidiaries;

(d)	through a series of steps, Shareholders will exchange their Granite Common Shares for Granite REIT Units and Granite GP Common Shares on a one-for-one basis;

(e)	all of the Granite Common Shares will become owned by Granite LP;

(f)

all of the limited partnership units of Granite LP (which will represent approximately 99.999% of the economic entitlement in Granite LP) will become held by Granite REIT, with the general partnership interest (which will represent not more than approximately 0.001% of the economic entitlement in Granite LP) remaining held by Granite GP; and

(g)

Granite REIT Units will be stapled to Granite GP Common Shares in accordance with their terms to form Stapled Units and Granite REIT and Granite GP will enter into a Stapled Unit support agreement in connection therewith to facilitate the Stapled Unit structure, including in relation to redemption of Granite GP Common Shares and Granite REIT Units, declaration of distributions and dividends and holding of meetings of holders of Stapled Units.

Post-Arrangement Structure

A diagram showing the post-Arrangement structure of Granite REIT, Granite GP, Granite LP and the Company is set out below.

Following completion of the Arrangement, each Granite REIT Unit will be stapled to a Granite GP Common Share to form a Stapled Unit and the two securities will, subject to listing approval, trade together as a Stapled Unit on the TSX and the NYSE. It is expected that the Stapled Units will be listed and posted for trading in substitution for the Granite Common Shares, which are currently listed on the NYSE and listed and posted for trading on the TSX. The Company anticipates that the Granite REIT Units and Granite GP Common Shares forming the Stapled Units will be separately listed, but not separately posted for trading, on the TSX, as is the case with other stapled unit structures.

The Granite REIT Units and the Granite GP Common Shares will only become unstapled if an Event of Uncoupling occurs.

Immediately upon completion of the Arrangement, it is expected that (a) the only material assets of Granite REIT will be the limited partnership interests in Granite LP, (b) the only significant asset of Granite GP will be its relatively nominal general partner interest in Granite LP, and (c) Granite REIT will not own any equity securities of Granite GP and Granite GP will not own any equity securities of Granite REIT.

THE ARRANGEMENT AGREEMENT

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants of and from each of Granite, Granite REIT, Granite GP and the other parties thereto, and various conditions precedent, both mutual and with respect to each party.

The Arrangement Agreement is attached as Appendix “E” to this Circular and reference is made to that Appendix for the full text of the Arrangement Agreement.

PROCEDURE FOR THE ARRANGEMENT BECOMING EFFECTIVE

The Arrangement is proposed to be carried out pursuant to Section 414 of the QBCA. The following procedural steps must be taken for the Arrangement to become effective, as more particularly described below:

(a)	the Plan of Arrangement must be approved by special resolution approved by the Shareholders at the Meeting;

(b)	the Plan of Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Plan of Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d)

the Final Order, Articles of Arrangement and related documents, in the form prescribed by the QBCA, must be sent to the Enterprise Registrar and a certificate of arrangement must be issued by the Enterprise Registrar.

APPROVALS

Shareholder Approval

Under the Interim Order and the QBCA, the number of votes required to approve the Arrangement Resolution is at least two-thirds of the votes cast by holders of Granite Common Shares, either in person or by proxy, at the Meeting. See “Appointment and Revocation of Proxies” for information about how to vote your Granite Common Shares at the Meeting.

The Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of Shareholders, subject to the terms of the Plan of Arrangement, to amend or terminate the Arrangement Agreement or Plan of Arrangement, or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the QBCA. The full text of the Arrangement Resolution is attached as Appendix “A” to this Circular.

Court Approvals

Interim Order

On October 9, 2012, the Court granted the Interim Order facilitating the holding of the Meeting and certain procedures relating to sending of Meeting materials and the conduct of the Meeting and other matters. The Interim Order is attached as Appendix “F” to this Circular.

Final Order

The QBCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, Granite will make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is expected to be made on November 20, 2012 at 9:15 a.m. Eastern time, or as soon thereafter as counsel may be heard, at Courthouse of Montreal, 1 rue Notre-Dame Est, Montréal, Quebec, H2Y 1B6. At the hearing, any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so in accordance with the provisions of the Interim Order, provided that such party files with the Court and serves upon Granite a notice of contest together with any evidence or materials which such party intends to present to the Court not later than five business days prior to the hearing of the application for a Final Order, all in accordance with the provisions of the Interim Order. Service of such notice shall be effected by service upon Granite’s legal counsel, Blake, Cassels & Graydon LLP, 600 de Maisonneuve Boulevard West, Suite 2200, Montréal, Québec H3A 3J2, Telephone: 514-982-4000, Facsimile: 514-982-4099 Attention: Sébastien Guy. The notice of presentation of the application for the Final Order is attached as Appendix “G” to this Circular.

The Stapled Units to be issued to Shareholders pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued to Shareholders pursuant to the Arrangement will not require registration under the 1933 Act.

Granite has been advised by its counsel that the Court has broad discretion under the QBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Granite may determine not to proceed with the Arrangement.

Securities Regulatory Matters

Granite has applied for exemptive relief under Canadian provincial securities laws relating to the financial statements and continuous disclosure documents required to be filed by Granite REIT and Granite GP after completion of the Arrangement, which is discussed below, see “– Securities Law Matters”.

CONDITIONS PRECEDENT TO THE ARRANGEMENT

The respective obligations of Granite, Granite REIT, Granite GP and the other parties to the Arrangement Agreement to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date, of a number of conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions.

The conditions in the Arrangement Agreement include, without limitation:

(a)

the Interim Order shall have been granted in form and substance satisfactory to Granite, acting reasonably, not later than November 30, 2012, or such later date as the parties to the Arrangement Agreement may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Shareholders at the Meeting in accordance with the provisions of the Interim Order and the QBCA;

(c)

the Final Order shall have been granted in form and substance satisfactory to Granite, acting reasonably, not later than December 31, 2012, or such later date as the parties to the Arrangement Agreement may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(d)

the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Granite, acting reasonably, shall have been accepted for filing by the Enterprise Registrar together with the Final Order in accordance with the QBCA;

(e)	the unitholders, shareholders or partners, as applicable, of Granite REIT, Granite GP and Granite LP shall have provided required approvals of the Arrangement;

(f)

no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement or the Plan of Arrangement; or

(ii)	results or could result in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement or the Plan of Arrangement;

(g)

there shall not have occurred any change or proposed change in income tax laws applicable to Granite, Granite REIT, Granite GP, Granite LP or their respective subsidiaries, or the interpretation or administration thereof, which change would, as a consequence of completion of the Arrangement, be material and adverse to Granite, Granite REIT, Granite GP, Granite LP or the other parties to the Arrangement Agreement;

(h)

no breach or default or event of default will result under material debt contracts or indentures or other material contracts of Granite directly or indirectly relating to or as a result of the transactions contemplated in the Arrangement Agreement or Plan of Arrangement;

(i)

all material regulatory consents, exemptions and approvals with respect to the transactions contemplated under the Arrangement considered necessary or desirable by the parties shall have been completed or obtained including, without limitation, consents, exemptions and approvals from applicable securities regulatory authorities;

(j)	all material third party consents, exemptions and approvals considered necessary or desirable by the parties shall have been obtained;

(k)	Shareholders holding Granite Common Shares representing not more than 3% of the outstanding Granite Common Shares shall have exercised dissent rights; and

(l)

the TSX shall have conditionally approved the listing or the substitutional listing of the Stapled Units to be issued pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date and the NYSE shall have approved the listing of such Stapled Units, subject to official notice of issuance.

Assuming the conditions are satisfied or waived, Granite intends to file a copy of the Final Order and the Articles of Arrangement with the Enterprise Registrar under the QBCA, together with such other materials as may be required by the Enterprise Registrar, in order to give effect to the Arrangement in late December 2012.

TIMING OF COMPLETION OF THE ARRANGEMENT

If the Meeting is held as scheduled and is not adjourned and the Arrangement Resolution is approved, Granite currently intends to apply for the Final Order approving the Arrangement on November 20, 2012 at 9:15 a.m. Eastern time.

The Arrangement will become effective following the filing with the Enterprise Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Enterprise Registrar, and issuance by the Enterprise Registrar of a certificate of arrangement, on the Effective Date as provided in the Plan of Arrangement.

Granite’s current objective is to have the Effective Date be December 31, 2012. The Effective Date could be delayed, however, for a number of reasons, including a failure to obtain the Final Order as contemplated or failure to obtain a required consent, exemption or approval.

PROCEDURE FOR EXCHANGE OF GRANITE COMMON SHARES

A Letter of Transmittal is enclosed with this Circular for use by registered Shareholders for the purpose of the surrender of the certificates representing their Granite Common Shares.

In order to exchange certificates representing Granite Common Shares for certificates representing Stapled Units on the completion of the Arrangement, Shareholders must deposit with the Depositary (at the address specified in the Letter of Transmittal) a duly completed Letter of Transmittal, together with the certificates representing the holder’s Granite Common Shares in accordance with the instructions contained in the Letter of Transmittal. Registered Shareholders may request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal will also be available on the Computershare website at www.computershare.com.

If your Granite Common Shares are held through a broker, dealer, bank, trust company or other registered nominee that administers your account, you should contact your account administrator for information about how the exchange of your Granite Common Shares will be effected.

The use of the mail to transmit certificates representing Granite Common Shares and the Letter of Transmittal is at each holder’s risk. We recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Granite Common Shares being deposited or if the certificates representing the Stapled Units issuable in exchange for Granite Common Shares are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Shareholders maintained by Granite’s registrar and Transfer Agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Granite Common Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

From and after the Effective Time, certificates formerly representing Granite Common Shares will cease to represent Granite Common Shares and will instead be treated as representing the Stapled Units to which the former holders of Granite Common Shares are entitled pursuant to the Arrangement (including the right to receive certificates representing such Stapled Units).

Upon surrender to the Depositary for cancellation of certificate(s) that immediately prior to the Effective Time represented one or more Granite Common Shares, together with the Letter of Transmittal and other documents required by the Letter of Transmittal, the holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, certificates representing the number of Stapled Units that such holder received under the Arrangement, and the Granite Common Share certificate(s) so surrendered shall forthwith be cancelled.

If there is a transfer of ownership of Granite Common Shares prior to the Effective Time that is not registered in the transfer records of Granite prior to completion of the Arrangement, after completion certificates representing the proper number of Stapled Units may be delivered to the transferee if the certificate representing such Granite Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer prior to the Effective Time as specified in more detail in the Letter of Transmittal.

Unless otherwise directed in the Letter of Transmittal, the certificates representing Stapled Units issued under the Arrangement will be issued in the name of the former holder of the Granite Common Shares represented by Granite Common Share certificates so deposited. Unless the person who deposits the certificate(s) representing the Granite Common Shares instructs the Depositary to hold the Stapled Unit certificates for pick up by checking the appropriate box in the Letter of Transmittal, Stapled Unit certificates will be forwarded by first class mail to the address supplied in the Letter of Transmittal. If no address is provided, Stapled Unit certificates will be forwarded to the address of the holder as shown on the register of Shareholders maintained by Computershare, Granite’s registrar and Transfer Agent.

The use of the mail to transmit certificates representing Stapled Units will be at your risk. We recommend that you take the opportunity to pick up your Stapled Unit certificates from the Depositary.

Shareholders will not receive certificates for Stapled Units until they submit the certificates for their Granite Common Shares to the Depositary along with a duly completed Letter of Transmittal.

The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by Granite against certain liabilities under applicable securities laws and related expenses.

Granite and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Shareholder such amounts as Granite or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable laws.

EXPENSES OF THE ARRANGEMENT

The estimated costs to be incurred by Granite with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, the preparation, printing and mailing of this Circular and other related documents and agreements and the holding of the Meeting, are expected to aggregate approximately $2.5 million.

SECURITIES LAW MATTERS

Canadian Securities Law Matters

All securities to be issued in connection with the Arrangement, including, without limitation, the Stapled Units, will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian securities laws and, following completion of the Arrangement, the Stapled Units will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces and territories of Canada.

Exemptive Relief

The Company has received from each securities regulatory authority in Canada orders which will provide for the following relief in respect of this Circular relating to, among other things:

•

the requirement to provide in this Circular pro forma financial statements reflecting completion of the Conversion Transaction for each of Granite REIT and Granite GP, on a stand-alone basis, as at and for the most recent annual and interim financial periods of the Company, and instead provide pro forma combined financial statements for Granite REIT and Granite GP as at such date and for such periods (“Pro Forma Combined Financial Statements”);

•

the requirement to prepare historical opening financial statements of Granite REIT and Granite GP and the Pro Forma Combined Financial Statements in accordance with International Financial Reporting Standards, and instead permit those financial statements to be prepared in accordance with United States generally accepted accounting principles; and

•

the requirement to have historical audited financial statements for Granite REIT and Granite GP audited in accordance with Canadian GAAS and instead permit them to be audited in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

In addition, the Company on its own behalf and, where applicable, on behalf of Granite LP, Fin LP, Granite GP and Granite REIT, has applied to each securities regulatory authority in Canada for orders which, if granted, will provide for the following exemptive relief relating to continuous disclosure and related requirements:

•	relief from the requirement for each of Granite REIT and Granite GP to file on a stand-alone basis, annual and interim financial statements along with the accompanying annual or interim management’s discussion and analysis (“MD&A”) and certifications by officers of each of Granite REIT and Granite GP, and instead to permit the filing of combined financial statements and MD&A for Granite REIT and Granite GP;

•

relief from disclosure obligations of Granite GP relating to the filing of annual information forms and material change reports, the sending of management information circulars, and the disclosure of certain executive compensation and corporate governance matters, and to permit reliance by Granite GP on such disclosures by Granite REIT;

•

relief from the qualification criteria relating to the eligibility to file a short form prospectus, in particular, the requirement for each of Granite REIT and Granite GP, on a stand-alone basis, to have current annual financial statements for any period, for Granite GP to have a current annual information form and for Granite REIT and Granite GP to have equity securities listed and posted for trading on a short form eligible exchange, so long as the Stapled Units are so listed and posted for trading;

•

relief from the requirement for Granite REIT to file a prospectus in connection with the distribution of Granite REIT Units to a director, officer, employee or consultant of Granite GP or its related entities pursuant to a compensation plan;

•	exemptions for Granite, Granite LP and Fin LP from certain continuous disclosure obligations; and

•	a decision from the OSC that each of Granite LP, Fin LP, Granite REIT and Granite GP be designated, as of the Effective Time, a reporting issuer in the Province of Ontario.

United States Securities Law Matters

Status Under U.S. Securities Laws

Each of Granite, Granite REIT and Granite GP is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act. It is Granite’s intention that the Stapled Units will be listed on the NYSE and listed and posted for trading on the TSX following completion of the Arrangement.

Issuance and Resale of Stapled Units Under U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to holders of Granite Common Shares in the United States (“U.S. Shareholders”). All U.S. Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Stapled Units issued to them under the Arrangement complies with applicable securities legislation.

The following discussion does not address the Canadian securities laws that will apply to the issue of the Stapled Units or the resale of Stapled Units by U.S. Shareholders within Canada. U.S. Shareholders reselling their Stapled Units in Canada must comply with Canadian securities laws, as outlined above under “– Canadian Securities Law Matters”.

Exemption from the Registration Requirements of the 1933 Act

The Stapled Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration set forth in Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside. Section 3(a)(10) of the 1933 Act exempts from registration the offer and sale of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the Stapled Units issued in connection with the Arrangement.

Resale of Stapled Units After the Completion of the Arrangement

Stapled Units received by a holder who will be an “affiliate” of Granite REIT or Granite GP after the Arrangement will be subject to certain restrictions on resale imposed by the 1933 Act. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer. Persons who are not affiliates of Granite REIT or Granite GP after the Arrangement may resell the Stapled Units that they receive in connection with the Arrangement in the United States without restriction under the 1933 Act.

Persons who are affiliates of Granite REIT or Granite GP after the Arrangement may not offer or sell the Stapled Units that they receive in connection with the Arrangement without registering such offers and sales under the 1933 Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 under the 1933 Act or Rule 904 of Regulation S under the 1933 Act.

Affiliates – Rule 144. In general, under Rule 144, persons who are affiliates of Granite REIT or Granite GP after the Arrangement will be entitled to sell in the United States, during any three-month period, Stapled Units that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Granite REIT or Granite GP. Persons who are affiliates of Granite REIT or Granite GP after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Granite REIT or Granite GP.

Affiliates – Regulation S. In general, under Regulation S, persons who are affiliates of Granite REIT or Granite GP solely by virtue of their status as an officer or director of Granite REIT or Granite GP may sell their Stapled Units outside the United States in an “offshore transaction” (which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States. In the case of a sale of Stapled Units by an officer or director who is an affiliate of Granite REIT or Granite GP solely by virtue of holding such position, there would be an additional requirement that no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of Stapled Units who is an affiliate of Granite REIT or Granite GP after the Arrangement other than by virtue of his or her status as an officer or director of Granite REIT or Granite GP.

STOCK EXCHANGE LISTINGS

It is a condition to completion of the Plan of Arrangement that the TSX shall have conditionally approved the listing of the Stapled Units and the NYSE shall have approved the listing of Stapled Units, subject to official notice of issuance. The TSX has conditionally approved the substitutional listing of the Stapled Units, subject to the Company fulfilling all the requirements of the TSX no later than the business day after the completion of the Arrangement. Granite REIT and Granite GP intend to apply to list the Stapled Units on the NYSE. The Stapled Units are expected to be listed on the TSX under the trading symbol “GRT.UN” and on the NYSE under the trading symbol “GRP.U”.

INFORMATION CONCERNING GRANITE REIT

Granite REIT is a trust established on September 28, 2012 under the laws of the Province of Ontario for the sole purpose of participating in the Arrangement. The head and principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1.

The initial Trustees of Granite REIT immediately following completion of the Arrangement will be the same individuals who currently act as directors of the Company, namely Michael Brody, Peter Dey, Barry

Gilbertson, Thomas Heslip, Gerald Miller, Scott I. Oran and G. Wesley Voorheis. Additional information relating to these individuals may be found under the heading “Annual General and Special Meeting Matters – Election of Directors” in the May 2012 Circular, which is incorporated herein by reference, and may be found on SEDAR at www.sedar.com.

The balance sheet of Granite REIT as at September 28, 2012 is attached to this Circular as Appendix “H”. Pro Forma Combined Financial Statements of Granite REIT and Granite GP are attached as Appendix “I” to this Circular.

The following is a summary of the material attributes and characteristics of the Granite REIT Units and certain provisions of the Granite REIT Declaration of Trust, as such declaration is expected to be amended and restated in connection with the Arrangement. The description below is a summary only and is qualified in its entirety by the complete provisions of the Granite REIT Declaration of Trust.

GENERAL

Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario and created pursuant to a declaration of trust which will be amended and restated in connection with the Arrangement. Although it is intended that Granite REIT qualify as a “mutual fund trust” pursuant to the Tax Act, Granite REIT will not be a mutual fund under applicable securities laws.

The head office of Granite REIT is located at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1.

OBJECTIVES OF GRANITE REIT

Following completion of the Arrangement, Granite REIT will engage principally in the ownership and management of income-producing properties in Canada, the United States, Mexico and Europe. In the conduct of Granite REIT’s operations and affairs, the Trustees will be subject to the investment guidelines and operating policies set out in the Granite REIT Declaration of Trust. See “– Investment Guidelines and Operating Policies”.

The objectives of Granite REIT will be to:

(a)

provide Granite REIT Unitholders with stable and growing cash flow available for distribution generated by revenue it derives from the ownership of and investment in income-producing real estate properties; and

(b)

maximize Granite REIT’s long term unit value through ongoing active management of its portfolio, acquisition of additional income-producing properties and the development and construction of projects and properties which enhance the quality, diversification and value of the portfolio.

INVESTMENT GUIDELINES AND OPERATING POLICIES

Investment Guidelines

The Granite REIT Declaration of Trust will provide certain guidelines on investments which may be made directly or indirectly by Granite REIT. After the Effective Date, the assets of Granite REIT may be invested only in accordance with the following guidelines:

(a)

Granite REIT will focus its activities primarily on acquiring, holding, developing, maintaining, improving, leasing, managing, repositioning, disposing or otherwise dealing with revenue producing real property;

(b)

notwithstanding anything else contained in the Granite REIT Declaration of Trust, Granite REIT shall not make or hold any investment, take any action or omit to take any action or permit a subsidiary to make or hold any investment or take any action or omit to take any action that would result in:

(i)	Granite REIT not qualifying as a “mutual fund trust” or “unit trust” both within the meaning of the Tax Act;

(ii)

Granite REIT Units not qualifying as qualified investments for investment by trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans or tax-free savings accounts;

(iii)

Granite REIT not qualifying as a “real estate investment trust”, as defined in subsection 122.1(1) of the Tax Act if, as a consequence of Granite REIT not so qualifying, Granite REIT would be subject to tax on its “taxable trust distributions” pursuant to section 122 of the Tax Act; or

(iv)	Granite REIT being liable to pay a tax imposed under Part XII.2 of the Tax Act;

(c)

when making investments, Granite REIT shall consider the following factors: the political environment and governmental and economic stability in the relevant jurisdiction(s), the long-term growth prospects of the assets and the economy in the relevant jurisdiction(s), the currency in the relevant jurisdiction(s) and the income-producing stability of the assets;

(d)

Granite REIT may, directly or indirectly, make such investments, do all such things and carry out all such activities as are necessary or desirable in connection with the conduct of its activities provided they are not otherwise specifically prohibited by the Granite REIT Declaration of Trust;

(e)

unless otherwise specifically prohibited by the Granite REIT Declaration of Trust, Granite REIT may invest in freehold, leasehold, or other interests in property (real, personal, moveable or immovable);

(f)

Granite REIT may make its investments and conduct its activities, directly or indirectly, through an investment in one or more persons on such terms as the Trustees may from time to time determine, including without limitation by way of joint ventures, partnerships (general or limited) and limited liability companies;

(g)	Granite REIT shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as ancillary to an investment in real property;

(h)	Granite REIT may only invest in operating businesses indirectly through one or more trusts, partnerships (general or limited), corporations or other legal entities; and

(i)

Granite REIT shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties, or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to the proposed investment, will not exceed 15% of Gross Book Value.

For the purpose of the foregoing investment guidelines (other than paragraph (b)), the assets, liabilities, activities, operations and transactions of a corporation or other person wholly or partially owned by Granite REIT, including Granite LP and its subsidiaries, will be deemed to be those of Granite REIT on a proportionate consolidated basis. In addition, any references in the foregoing to investment in real property will be deemed to include an investment in a joint venture arrangement. Nothing in the investment guidelines (other than paragraph (b)) prohibits Granite REIT from holding some or all of the receivables due pursuant to instalment receipt agreements.

Operating Policies

The Granite REIT Declaration of Trust will provide that the operations and activities of Granite REIT shall be conducted in accordance with the following policies:

(a)

Granite REIT shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes to the extent that such hedging activity complies with National Instrument 81-102 – Mutual Funds, as amended from time to time, or any successor instrument or rule and provided that is complied with;

(b)

(i) any written instrument creating an obligation which is or includes the granting by Granite REIT of a mortgage, and (ii) to the extent the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of Granite REIT Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Granite REIT Unitholders, annuitants or beneficiaries under a plan of which a Granite REIT Unitholder acts as a trustee or a carrier, or officers, employees or agents of Granite REIT, but that only property of Granite REIT or a specific portion shall be bound; Granite REIT, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by Granite REIT upon the acquisition of real property;

(c)

Granite REIT shall not incur or assume any Indebtedness if, after giving effect to the incurring or assumption of the Indebtedness, the total Indebtedness of Granite REIT would be more than 65% of Gross Book Value;

(d)

Granite REIT shall not directly or indirectly guarantee any Indebtedness or liabilities of any person unless such guarantee: (i) is given in connection with or incidental to an investment that is otherwise permitted under Granite REIT’s investment guidelines; (ii) has been approved by the Trustees; and (iii) (A) would not disqualify Granite REIT as a “mutual fund trust” within the meaning of the Tax Act, and (B) would not result in Granite REIT losing any other status under the Tax Act that is otherwise beneficial to Granite REIT and Granite REIT Unitholders;

(e)

except for real property held by a person partially owned by Granite REIT, title to each real property shall be held by and registered in the name of Granite REIT, the Trustees or in the name of a corporation or other entity wholly-owned, directly or indirectly, by Granite REIT or jointly, directly or indirectly, by Granite REIT with joint venturers or in such other manner which, in the opinion of management, is commercially reasonable;

(f)

Granite REIT shall conduct such diligence as is commercially reasonable in the circumstances on each real property that it intends to acquire and obtain a report with respect to the physical condition thereof from an independent and experienced consultant;

(g)

Granite REIT shall either (i) have conducted an environmental site assessment or (ii) be entitled to rely on an environmental site assessment dated no earlier than six months prior to receipt by Granite REIT, in respect of each real property that it intends to acquire and, if the environmental site assessment report recommends that further environmental site assessments be conducted, Granite REIT shall have conducted such further environmental site assessments, in each case, by an independent and experienced environmental consultant; and

(h)

Granite REIT shall obtain and maintain, or cause to be obtained and maintained, at all times, insurance coverage in respect of its potential liabilities and the accidental loss of value of its assets from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties.

For the purpose of the foregoing operating policies, the assets, liabilities, activities, operations and transactions of a corporation or other person wholly or partially owned by Granite REIT, including Granite LP and its subsidiaries, will be deemed to be those of Granite REIT on a proportionate consolidated basis. In addition, any references in the foregoing to investment in real property will be deemed to include an investment in a joint venture.

Amendments to Investment Guidelines and Operating Policies

Pursuant to the Granite REIT Declaration of Trust, all of the investment guidelines set out under the heading “– Investment Guidelines” and the operating policies contained in paragraphs (a), (c), (d), (f) and (g) under the heading “– Operating Policies” may be amended only with the approval of two-thirds of the votes cast at a meeting of Granite REIT Unitholders. The remaining operating policies set out under the heading “– Operating Policies” may be amended with the approval of a majority of the votes cast at a meeting of Granite REIT Unitholders.

Notwithstanding the foregoing paragraph, if at any time a government or regulatory authority having jurisdiction over Granite REIT or any property of Granite REIT shall enact any law, regulation or requirement which is in conflict with any investment guideline or operating policy of Granite REIT then in force, such guideline or policy in conflict shall, if the Trustees on the advice of legal counsel to Granite REIT so resolve, be deemed to have been amended to the extent necessary to resolve any such conflict and, notwithstanding anything to the contrary in the Granite REIT Declaration of Trust, any such resolution of the Trustees shall not require the prior approval of Granite REIT Unitholders.

GRANITE REIT UNITS

The beneficial interests in Granite REIT are represented and constituted by a single class of “trust units”. An unlimited number of Granite REIT Units may be issued pursuant to the Granite REIT Declaration of Trust. Each Granite REIT Unit represents an equal undivided beneficial interest in any distributions by Granite REIT, whether of net income, net realized capital gains or other amounts and, in the event of termination of Granite REIT, in the net assets of Granite REIT remaining after satisfaction of all liabilities, and no Granite REIT Unit has any preference or priority over any other.

No Granite REIT Unitholder is entitled to call for any partition or division of Granite REIT’s property or for a distribution of any particular asset forming part of Granite REIT’s property or of any particular monies or funds received by the Trustees. The legal ownership of the property of Granite REIT and the right to conduct the activities and operations of Granite REIT are vested exclusively in the Trustees, and no Granite REIT Unitholder has or is deemed to have any right of ownership in any of the property of Granite REIT, except as a beneficiary of Granite REIT and as specifically provided in the Granite REIT Declaration of Trust.

Granite REIT Unitholders may attend and vote at all meetings of the Granite REIT Unitholders, either in person or by proxy, and each Granite REIT Unit is entitled to one vote at all such meetings or in respect of any written resolution of Granite REIT Unitholders.

Subject to applicable regulatory approval, the issued and outstanding Granite REIT Units may be subdivided or consolidated from time to time by the Trustees without Granite REIT Unitholder approval, provided that if an Event of Uncoupling has not occurred, the Granite REIT Units shall not be subdivided or consolidated unless immediately following such subdivision or consolidation there will be issued and outstanding an equal number of Granite REIT Units and Granite GP Common Shares.

The Granite REIT Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of such Act or any other legislation. Furthermore, Granite REIT is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on the business of a trust company.

Allotment and Issue of Granite REIT Units

The consideration for any Granite REIT Unit must be paid in one or more of money, property or past services performed for Granite REIT, the value of which consideration received by Granite REIT, as determined by the Trustees, equals or exceeds the issue price set for the Granite REIT Unit. Subject to the foregoing and the restrictions noted at “– Limitations on Non-Resident Ownership of Granite REIT Units”, the Trustees may allot and issue Granite REIT Units at such time or times and in such manner (including pursuant to any distribution reinvestment plan or pursuant to a unitholder rights plan of Granite REIT), and for such consideration and to such person, persons or class of persons as the Trustees in their sole discretion shall determine, provided that, if an Event of Uncoupling has not occurred, no Granite REIT Unit may be issued to any person unless (a) a Granite GP Common Share is simultaneously issued to such person or (b) Granite REIT has arranged that Granite REIT Units will be consolidated (subject to any applicable regulatory approval) immediately after such issuance, such that each holder of a Granite REIT Unit will hold an equal number of Granite REIT Units and Granite GP Common Shares immediately following such consolidation. Granite REIT Units may be issued and sold on an instalment basis, in which event beneficial ownership of such Granite REIT Units may be represented by instalment receipts, but shall otherwise be non-assessable. Granite REIT Units may also be issued in satisfaction of any non-cash distribution by Granite REIT to the Granite REIT Unitholders.

The Trustees may also create and issue rights, warrants or options or other instruments or securities (including, subject to the provisions summarized under “– Investment Guidelines and Operating Policies”, debt securities) exercisable for, convertible into, exchangeable for or otherwise, pursuant to which a holder may subscribe for, or receive payment in, fully paid Granite REIT Units and, provided that an Event of Uncoupling has not occurred, Stapled Units may be issued.

Transferability and Stapling of Granite REIT Units

Provided that an Event of Uncoupling has not occurred, each Granite REIT Unit may be transferred only together with a Granite GP Common Share and, in the event that Granite GP (a) subdivides, re-divides or changes the then outstanding Granite GP Common Shares into a greater number of Granite GP Common Shares, (b) reduces, combines, consolidates or changes the then outstanding Granite GP Common Shares into a lesser number of Granite GP Common Shares, or (c) reclassifies or otherwise changes the Granite GP Common Shares (collectively, a “Change to the Granite GP Common Shares”), Granite REIT (subject to any applicable regulatory approval) shall cause a corresponding change to simultaneously be made to, or in, the rights of Granite REIT Unitholders unless such Change to the Granite GP Common Shares does not result in a holder of a Granite GP Common Share holding an unequal number of Granite GP Common Shares and Granite REIT Units (including if a distribution by Granite GP in the form of Granite GP Common Shares is followed immediately by a consolidation after which each holder of a Granite REIT Unit holds an equal number of Granite GP Common Shares). See also “– Limitations on Non-Resident Ownership of Granite REIT Units”.

No transfer of Granite REIT Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been recorded on the register to be maintained by Granite REIT’s registrar and transfer agent.

Purchases of Granite REIT Units

Granite REIT may purchase or otherwise acquire at any time, in each case for cancellation, the whole or from time to time any part of the outstanding Granite REIT Units, at a price per Granite REIT Unit and on a basis determined by the Trustees in compliance with all applicable securities laws, regulations or policies and the policies of any applicable stock exchange, provided that, if an Event of Uncoupling has not occurred, Granite GP simultaneously purchases the Granite GP Common Shares stapled to the Granite REIT Units that Granite REIT seeks to purchase or otherwise acquire.

TRUSTEES

Number of Trustees and Quorum

The Granite REIT Declaration of Trust will provide that Granite REIT will have a minimum of three and a maximum of fifteen Trustees.

The number of Trustees may be fixed within such limits, from time to time, and increased or decreased with such limits, from time to time, by resolution of the Trustees. If the number of Trustees so fixed is increased, the Trustees may, from time to time appoint one or more additional Trustees to fill such a vacancy, provided that the number of additional Trustees so appointed must not at any time exceed: (a) one-third of the number of Trustees in office upon completion of the Arrangement, if, at the time of the appointments, one or more of the Trustees in office upon completion of the Arrangement have not yet completed their first term of office; or (b) in any other case, one-third of the number of the current Trustees who were elected or appointed as Trustees other than pursuant to the foregoing.

Trustee Power and Authority

The Trustees, subject only to the specific limitations contained in the Granite REIT Declaration of Trust, including without limitation those described in “– Investment Guidelines and Operating Policies” and “– Amendments to the Granite REIT Declaration of Trust – Amendments by Granite REIT Unitholders”, shall have, without further or other authorization, action or consent and free from any control or direction on the part of Granite REIT Unitholders, full, absolute and exclusive power, control and authority over the assets of Granite REIT and over the activities and operations of Granite REIT to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of such assets in their own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of Granite REIT or the conducting of the activities and operations of Granite REIT.

In particular, the Trustees have the power and authority to, among other things: (a) retain, invest and re-invest the capital or other funds of Granite REIT in real or personal property of any kind; (b) possess and exercise all the rights, powers and privileges appertaining to the ownership of the property of Granite REIT; (c) increase the capital of Granite REIT at any time by the issuance of additional Granite REIT Units; (d) invest in, purchase or otherwise acquire and hold for investment the entire or any participating interest in notes, debentures, bonds or other obligations which are secured by any mortgages; (e) sell, rent, lease, hire, exchange, release, partition, assign, mortgage, pledge, hypothecate, grant security interests in, encumber, negotiate, convey, transfer or otherwise dispose of any or all of the property of Granite REIT; (f) enter into leases, contracts, obligations and other agreements; (g) issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes, activities and operations of Granite REIT; (h) guarantee, indemnify or act as surety with respect to payment or performance of obligations of other persons, to the extent, in the opinion of the Trustees, necessary or incidental to or desirable for the carrying out of any of the purposes of Granite REIT or conducting the activities and operations of Granite REIT; (i) lend money or other property of Granite REIT; (j) elect, appoint, engage or employ officers for Granite REIT who may be removed or discharged at the discretion of the Trustees; (k) collect, sue for and receive sums of money coming due to Granite REIT; (l) renew, modify, release, compromise, extend, consolidate or cancel, in whole or in part, any obligation to or of Granite REIT; (m) to the extent permitted by law, indemnify, or enter into agreements with respect to the indemnification of, the Trustees; (n) except as prohibited by law or the Granite REIT Declaration of Trust, delegate any of the powers and duties of the Trustees; and (o) do all such other acts and things as are incidental to the foregoing, and exercise all powers which are necessary or useful to carry on the activities and operations of Granite REIT, to promote any of the purposes for which Granite REIT is formed and to carry out the provisions of the Granite REIT Declaration of Trust.

Term of Trustees

Trustees elected or appointed hold office for a term that, subject to the terms of the Granite REIT Declaration of Trust, expires at the conclusion of the next annual meeting of Granite REIT Unitholders or until their successors are elected or appointed, and shall be eligible for election or re-election.

Residency of Trustees and Quorum

A majority of the Trustees must be resident in Canada for purposes of the Tax Act (“Resident Canadians”). If at any time a majority of the Trustees are not Resident Canadians because of the resignation, removal, death or change in circumstance of any Trustee who was a Resident Canadian, or there are no Trustees who are Resident Canadians, the Trustee or Trustees who are not Resident Canadians shall, immediately before that time, be deemed to have resigned and shall cease to be Trustees with effect from the time of such deemed resignation.

A quorum of the Trustees will be a majority of the Trustees then holding office, provided that a majority of Trustees present are Resident Canadians.

A majority of meetings of the Trustees in each calendar year must be held in Canada.

Resignation, Removal and Death of Trustees

A Trustee may resign at any time and such resignation shall take effect on the date notice is given or at any later time specified in the notice. A Trustee may be removed at any time (a) with or without cause by a majority of the votes cast at a meeting of Granite REIT Unitholders or (b) by the other Trustees if the Trustee is convicted of an indictable offence, or if the Trustee ceases to be qualified to act as a trustee of Granite REIT and does not promptly resign. Any removal of a Trustee shall take effect immediately following the aforesaid vote or resolution.

Vacancies

The resignation, deemed resignation, removal or death of a Trustee, or failure of the Granite REIT Unitholders to elect some, but not all, of the required number of Trustees, shall cause a vacancy to occur and a majority of the Trustees continuing in office may fill such a vacancy; provided that, if such vacancy arises as a result of removal of a Trustee by Granite REIT Unitholders, such vacancy may be filled by the Granite REIT Unitholders electing a replacement Trustee at the meeting at which the Trustee is removed. If Granite REIT Unitholders fail to elect any Trustees, the Trustees then in office will continue to hold office, subject to the terms of the Granite REIT Declaration of Trust.

Until vacancies resulting from the resignation, deemed resignation, removal or death of a Trustee are filled (through election by Granite REIT Unitholders, appointment by the remaining Trustees or otherwise in accordance with the Granite REIT Declaration of Trust), the remaining Trustee or Trustees (even if less than a quorum) may exercise the powers of the Trustees under the Granite REIT Declaration of Trust.

If at any time the number of Trustees is less than the required number and the remaining Trustee or Trustees fail or are unable to appoint one or more additional Trustees or if, upon the deemed resignation of one or more Trustees there would be no Trustees, then the Trustees then in office shall promptly call a special meeting of Granite REIT Unitholders to fill the vacancies (and conduct such other business, if any, that may be dealt with at that meeting) and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Granite REIT Unitholder.

Standard of Care of Trustees, Indemnification and Limitations of Liability

The Granite REIT Declaration of Trust will provide that that the Trustees shall exercise their powers and carry out their functions thereunder honestly and in good faith with a view to the best interests of Granite REIT and the Granite REIT Unitholders and that in connection therewith the Trustees shall exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

The Granite REIT Declaration of Trust will provide that each Trustee will be entitled to indemnification from Granite REIT in respect of the execution of their duties as Trustees or in relation to the activities of Granite REIT, provided that such indemnity shall not apply if, among other exceptions: (a) the Trustee did not act honestly and in good faith with a view to the best interests of Granite REIT and the Granite REIT Unitholders; or (b) other than in the case of a civil proceeding, the Trustee did not have reasonable grounds for believing that the Trustee’s conduct in respect of which the proceeding was brought was lawful. The Granite REIT Declaration of Trust will provide that none of the Trustees or any agent of Granite REIT shall be liable to Granite REIT or any Granite REIT Unitholder or former Granite REIT Unitholder for (a) any action taken in good faith in reliance on any documents that are, prima facie, properly executed, (b) any depreciation of, or loss to, Granite REIT incurred by reason of the sale of any security, (c) the loss or disposition of monies or securities, or (d) any other action or failure to act, including the failure to compel in any way any former or acting Trustee to redress any breach of trust or any failure by any person to perform obligations or pay monies owed to Granite REIT, except for a breach of the duties and standard of care, diligence and skill set out above. If the Trustees have retained an appropriate expert or advisor with respect to any matter connected with their duties under the Granite REIT Declaration of Trust, the Trustees may in good faith act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of the Granite REIT Declaration of Trust, including the duties and standard of care, diligence and skill set out above, the Trustees will not be liable for any action or refusal to act in good faith based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give. The Granite REIT Declaration of Trust will also provide that (a) subject to the duties and standard of care, diligence and skill set out above, none of the Trustees nor any agent of Granite REIT shall be subject to any liability in their personal capacities for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to Granite REIT or in respect to the activities of Granite REIT, (b) other than the property and assets of Granite REIT, no property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations of Granite REIT under the Granite REIT Declaration of Trust or under any other agreements and no recourse with respect to such obligations may be had or taken, directly or indirectly, against the Trustees in any capacity other than their capacity as trustees of Granite REIT or against any successor, heir, executor, administrator or legal representative of the Trustees and (c) Granite REIT shall be solely liable therefor and resort shall be had solely to the property and assets of Granite REIT for payment or performance thereof. The Granite REIT Declaration of Trust will also provide that the foregoing matters in this paragraph will apply mutatis mutandis to the officers of Granite REIT, former Trustees and former officers of Granite REIT, as well as persons who act or have acted at Granite REIT’s request as a trustee, director or officer of a trust or body corporate of which Granite REIT is a beneficiary, shareholder or creditor.

REIT UNIT REDEMPTION RIGHT

Granite REIT Units will be redeemable at any time on demand by the holders thereof; provided that, prior to an Event of Uncoupling, a Granite REIT Unit may only be redeemed together with retraction by the holder of a Granite GP Common Share forming part of the applicable Stapled Unit. A Granite REIT Unitholder who wishes to exercise the redemption right is required to duly complete and properly execute a notice requiring Granite REIT to redeem Granite REIT Units, in a form approved by the Trustees, which notice shall be sent to the head office of Granite REIT. No form or manner of completion or execution of a notice shall be sufficient unless (a) the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice and (b) prior to an Event of Uncoupling, the person has delivered a duly completed and properly executed notice to Granite GP requiring Granite GP to redeem an equal number of Granite GP Common Shares as the number of Granite REIT Units such person requires Granite REIT to redeem.

Upon receipt by Granite REIT of the notice to redeem Granite REIT Units, the Granite REIT Unitholder shall thereafter cease to have any rights with respect to the Granite REIT Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Granite REIT Unitholders of record on a date which is subsequent to the day of receipt by Granite REIT of such notice. Granite REIT Units shall be considered to be tendered for redemption on the date that Granite REIT has, to the satisfaction of the Trustees, received the notice and other required documents or evidence. All Granite REIT Units redeemed by Granite REIT will be cancelled.

Subject to the limitations noted below, upon receipt by Granite REIT of the notice to redeem Units, the holder of the Granite REIT Units tendered for redemption shall be entitled to receive a price per Granite REIT Unit (the “Unit Redemption Price”) equal to the lesser of:

(a)	prior to an Event of Uncoupling, the amount by which the lesser of:

(i)

95% of the “market price” of a Stapled Unit on the TSX (or, if not traded on the TSX, another applicable principal market), during the 10-trading day period commencing immediately after the date on which the Granite REIT Units were tendered to Granite REIT for redemption (the “Unit Redemption Date”); and

(ii)	the “closing market price” of a Stapled Unit on the TSX (or, if not traded on the TSX, another applicable principal market), on the Unit Redemption Date;

exceeds the retraction price of a Granite GP Common Share on the Unit Redemption Date; or

(b)	following an Event of Uncoupling, the lesser of:

(i)

95% of the “market price” of a Granite REIT Unit on the TSX (or, if not traded on the TSX, another applicable principal market), during the 10-trading day period commencing immediately after the Unit Redemption Date; and

(ii)	the “closing market price” of a Granite REIT Unit on the TSX (or, if not traded on the TSX, another applicable principal market), on the Unit Redemption Date.

For the purposes of the foregoing,

(a)

the “market price” of a Stapled Unit (or Granite REIT Unit) will be an amount equal to the volume weighted average of the trading prices of the Stapled Units (or Granite REIT Units) for each of the trading days on which there was a trade of Stapled Units (or Granite REIT Units) during the specified 10-trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the “market price” shall be the simple average of the following prices established for each of the 10 trading days: for each day on which there was no trading, the average of the last bid and ask prices; and for each day that there was trading, the volume weighted average trading price of the Stapled Units (or Granite REIT Units); and

(b)

the “closing market price” of a Stapled Unit (or Granite REIT Unit) for a particular date shall be an amount equal to: (i) the closing price of the Stapled Units (or Granite REIT Units) if there was a trade on that date and the exchange or market provides a closing price; (ii) the average of the highest and lowest prices of Stapled Units (or Granite REIT Units) if there was trading and the exchange or other market provides only the highest and lowest trading prices of Stapled Units (or Granite REIT Units) traded on that date; and (iii) the average of the last bid and last ask prices of the Stapled Units (or Granite REIT Units) if there was no trading on that date.

The aggregate cash redemption price payable by Granite REIT in respect of all Granite REIT Units tendered for redemption during any calendar month shall be satisfied by way of a cash payment on or before the last day of the calendar month following the month in which the Granite REIT Units were tendered for redemption, provided that such entitlement to receive cash shall not be applicable to Granite REIT Units tendered for redemption by a Unitholder, if:

(a)

the total amount payable by Granite REIT in respect of Granite REIT Units tendered for redemption in a calendar month and the total amount payable by Granite GP in respect of Granite GP Common Shares tendered for retraction in the same calendar month exceeds $100,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Granite REIT Units tendered for redemption in any calendar month;

(b)

at the time the Granite REIT Units are tendered for redemption, the outstanding Granite REIT Units or, prior to an Event of Uncoupling, Stapled Units are not listed for trading or quoted on any stock exchange or market which, in the sole discretion of the Trustees, provides representative fair market value prices for the Granite REIT Units or Stapled Units, as the case may be; or

(c)

the normal trading of the outstanding Granite REIT Units or, prior to an Event of Uncoupling, Stapled Units is suspended or halted on any stock exchange on which the Granite REIT Units or Stapled Units, as applicable, are listed for trading or, if not so listed, on any market on which the Granite REIT Units or Stapled Units, as applicable, are quoted for trading, on the Unit Redemption Date for such Granite REIT Units or for more than five trading days during the 10-trading day period commencing immediately after the Unit Redemption Date for such Granite REIT Units.

If a Granite REIT Unitholder is not entitled to receive its entire redemption price in cash upon the redemption of Granite REIT Units as a result of one or more of the foregoing limitations, then each Granite REIT Unit tendered for redemption will, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution in specie to such Granite REIT Unitholder consisting of notes of Granite LP or another subsidiary of Granite LP having a net asset value in excess of $50 million, having a maturity date of 10 years from their date of issue, a principal amount equal to the applicable Unit Redemption Price and an interest rate which, as determined by the general partner of Granite LP, will result in such notes having a fair market value equal to their principal amount (such notes, the “Unit Redemption Assets”). The Unit Redemption Price payable in respect of such Granite REIT Units tendered for redemption during any month shall be paid by the transfer of the Unit Redemption Assets, to or to the order of the Granite REIT Unitholder who exercised the right of redemption, on or before the last business day of the calendar month following the month in which the Granite REIT Units were tendered for redemption. No principal amount of Redemption Assets that is not an integral multiple of $10 will be distributed and, where Redemption Assets to be received by a former Granite REIT Unitholder include a principal amount that is not an integral multiple of $10, the principal amount of such Redemption Assets shall be rounded to the nearest integral multiple of $10 (with $5 being rounded up).

See “Certain Canadian Federal Income Tax Considerations – Taxation of Shareholders – Stapled Units” and “Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of Ownership and Disposition of Stapled Units.”

MEETINGS OF GRANITE REIT UNITHOLDERS

The Granite REIT Declaration of Trust will provide that there shall be an annual meeting of the Granite REIT Unitholders at such time and place in Canada as the Trustees shall prescribe for the purpose of electing Trustees, appointing the auditors of Granite REIT and transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The annual meeting of Granite REIT Unitholders may be held at the same time and place as the annual meeting of holders of Granite GP Common Shares.

A meeting of Granite REIT Unitholders may be convened at any time and place and for any purpose by the Granite REIT Trustees and must be convened (subject to, and on the same terms, conditions and exceptions which apply to a corporation governed by the BCBCA), if requisitioned by Granite REIT Unitholders holding in the aggregate not less than 5% of the outstanding Granite REIT Units.

Granite REIT Unitholders may attend and vote at all meetings of the Granite REIT Unitholders either in person or by proxy and a proxyholder need not be a Granite REIT Unitholder. The quorum for the transaction of business at a meeting of Granite REIT Unitholders will be two persons present in person who are, or who represent by proxy, Granite REIT Unitholders who, in the aggregate, hold at least 25% of the issued Granite REIT Units entitled to be voted at the meeting. The Granite REIT Declaration of Trust will contain further provisions as to quorum, the notice required and other procedures with respect to the calling and holding of meetings of Granite REIT Unitholders.

The Granite REIT Declaration of Trust will provide that none of the following shall occur unless the same has been duly approved by the Granite REIT Unitholders at a meeting duly called and held:

(a)	subject to certain exceptions (see “– Trustees”), the appointment, election or removal of Trustees;

(b)	the appointment or removal of auditors of Granite REIT;

(c)

any amendment to the Granite REIT Declaration of Trust (except as noted at “– Investment Guidelines and Operating Policies – Amendments to Investment Guidelines and Operating Policies” or “– Amendments to the Granite REIT Declaration of Trust – Amendments by Trustees”); or

(d)	the matters noted at “– Amendments to the Granite REIT Declaration of Trust – Amendments by Granite REIT Unitholders”.

Except with respect to the matters specified above or as noted under “– Amendments to the Granite REIT Declaration of Trust – Amendments by Granite REIT Unitholders”, no vote of the Granite REIT Unitholders will in any way bind the Trustees.

LIMITATIONS ON NON-RESIDENT OWNERSHIP OF GRANITE REIT UNITS

At no time may more than 49% (on either a basic or fully-diluted basis) of the Granite REIT Units be held for the benefit of Non-Resident Beneficiaries. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Granite REIT Units are resident or declarations from holders of Granite REIT Units as to whether such Granite REIT Units are held for the benefit of Non-Resident Beneficiaries. If the Trustees become aware that more than 49% (on either a basic or fully-diluted basis) of the Granite REIT Units then outstanding are, or may be, held for the benefit of Non-Resident Beneficiaries or that such a situation is imminent, the Trustees may cause Granite REIT to make a public announcement thereof and shall not accept a subscription for Granite REIT Units from or issue or register a transfer of Granite REIT Units to a person unless the person provides a declaration that the person is not a Non-Resident (or, in the discretion of the Trustees, that the person is not a Non-Resident Beneficiary) and does not hold its Granite REIT Units for a Non-Resident Beneficiary. If, notwithstanding the foregoing, the

Trustees determine that more than 49% of the Granite REIT Units (on either a basic or fully-diluted basis) are held for the benefit of Non-Resident Beneficiaries, the Trustees may cause Granite REIT to send a notice to Non-Resident holders of Granite REIT Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Granite REIT Units or a portion thereof within a specified period of not more than 60 days. If the Granite REIT Unitholders receiving such notice have not sold the specified number of Granite REIT Units or provided the Trustees with satisfactory evidence that they are not Non-Residents and do not hold their Granite REIT Units for the benefit of Non-Resident Beneficiaries within such period, the Trustees may cause Granite REIT to sell such Granite REIT Units on behalf of such Granite REIT Unitholders and, in the interim, the voting and distribution rights attached to such Granite REIT Units shall be suspended. Upon such sale the affected holders shall cease to be holders of Granite REIT Units and their rights shall be limited to receiving the net proceeds from such sale.

AMENDMENTS TO THE GRANITE REIT DECLARATION OF TRUST

Amendments by Granite REIT Unitholders

Except as noted below, the Granite REIT Declaration of Trust may be amended by the vote of a majority of the votes cast at a meeting of Granite REIT Unitholders called for that purpose.

The Granite REIT Declaration of Trust will provide that none of the following shall occur unless the same has been duly approved by the affirmative vote of at least two-thirds of the votes cast at a meeting of Granite REIT Unitholders duly called and held:

(a)

any amendment to change a right with respect to any outstanding Granite REIT Units to reduce the amount payable thereon upon termination of Granite REIT or to diminish or eliminate any voting rights pertaining thereto;

(b)	any amendment to the duration or termination provisions of Granite REIT;

(c)	any amendment relating to the powers, duties, obligations, liabilities or indemnification of the Trustees;

(d)

the uncoupling of Stapled Units to provide for separate trading of the Granite REIT Units and the Granite GP Common Shares, except as provided for in part (b) of the definition of an Event of Uncoupling;

(e)	the termination of Granite REIT;

(f)

any sale or transfer of the assets of Granite REIT as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of Granite REIT as approved by the Trustees); or

(g)

any amendment to the investment guidelines set out under the heading “– Investment Guidelines and Operating Policies – Investment Guidelines” and the operating policies set out under the heading “– Investment Guidelines and Operating Policies – Operating Policies”, except as noted under “– Investment Guidelines and Operating Policies – Amendments to Investment Guidelines and Operating Policies”.

Amendments by Trustees

The Granite REIT Declaration of Trust will provide that the Trustees may make the following amendments to the Granite REIT Declaration of Trust in their sole discretion and without the approval of Granite REIT Unitholders:

(a)

amendments for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over Granite REIT or the distribution of Granite REIT Units;

(b)	amendments which, in the opinion of the Trustees, provide additional protection for Granite REIT Unitholders;

(c)	amendments which, in the opinion of the Trustees are necessary or desirable to remove conflicts or inconsistencies in the Granite REIT Declaration of Trust;

(d)

amendments which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies between the disclosure in this information circular and the Granite REIT Declaration of Trust;

(e)

amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Granite REIT Unitholders;

(f)

such amendments to the Granite REIT Declaration of Trust as the Trustees in their discretion deem necessary or desirable (i) as a result of changes in the taxation laws from time to time which may affect Granite REIT, the Granite REIT Unitholders, annuitants or beneficiaries under a plan of which a Granite REIT Unitholder acts as a trustee or a carrier, or to qualify for a particular status under taxation laws including to qualify as a “mutual fund trust” or a “real estate investment trust” for purposes of the Tax Act or to otherwise prevent Granite REIT or any of its subsidiaries from becoming subject to taxation under the SIFT Rules (as defined below) or under Part XII.2 of the Tax Act, or (ii) as a result of changes in accounting standards (including the implementation of International Financial Reporting Standards) from time to time which may affect Granite REIT, the Granite REIT Unitholders or annuitants or beneficiaries under a plan of which a Granite REIT Unitholder acts as a trustee or a carrier;

(g)

amendments which in the opinion of the Trustees are not prejudicial to Granite REIT Unitholders and are necessary or desirable (which, for greater certainty, exclude amendments in respect of which a Granite REIT Unitholder vote is specifically otherwise required); and

(h)	amendments which in the opinion of the Trustees are necessary or desirable to enable Granite REIT to issue Granite REIT Units for which the purchase price is payable on an instalment basis.

WRITTEN RESOLUTIONS OF GRANITE REIT UNITHOLDERS

Pursuant to the Granite REIT Declaration of Trust, a resolution signed in writing by Granite REIT Unitholders will be effective, as if it had been passed at a meeting of Granite REIT Unitholders, if: (a) in the case of a resolution of Granite REIT Unitholders that may be approved by the affirmative vote of a majority of the votes cast at a meeting of Granite REIT Unitholders, such resolution is, after being submitted to all of the Granite REIT Unitholders, consented to in writing by Granite REIT Unitholders who, in the aggregate, hold not less than two-thirds of the outstanding Units; and (b) in the case of a resolution of Granite REIT Unitholders that may be approved by the affirmative vote of at least two-thirds of the votes cast at a meeting of Granite REIT Unitholders, such resolution is consented to in writing by all of the Granite REIT Unitholders.

TERM OF GRANITE REIT

Granite REIT has been established for a term that will continue for so long as any of the Granite REIT property is held by the Trustees, unless earlier terminated by the Granite REIT Unitholders (see “– Amendments to the Granite REIT Declaration of Trust – Amendments by Granite REIT Unitholders”).

The Granite REIT Declaration of Trust will provide that upon the termination of Granite REIT, the liabilities of Granite REIT will be discharged or provided for with due speed and the net assets of Granite REIT will be liquidated and the proceeds distributed proportionately to the Granite REIT Unitholders, unless some other procedure is provided for by resolution of Granite REIT Unitholders in compliance with the Granite REIT Declaration of Trust. Such distribution may be made in cash or in kind or partly in each, all as the Trustees in their sole discretion may determine.

ACQUISITION OFFERS

The Granite REIT Declaration of Trust will contain provisions (consistent with those applicable to Granite GP under the BCBCA) to the effect that if an offer is made to acquire Stapled Units and, within four months after the making of the offer, the offer is accepted by Granite REIT Unitholders who, in aggregate, hold at least 90% of the Stapled Units, other than Stapled Units already held at the date of the offer by, or by a nominee of, the offeror or its affiliates, the offeror will be entitled to acquire the Granite REIT Units held by Granite REIT Unitholders who did not accept the offer, on the terms on which the offeror acquired Granite REIT Units from Granite REIT Unitholders who accepted the offer.

INFORMATION AND REPORTS

The Granite REIT Declaration of Trust will provide that within such time period as is acceptable under National Instrument 51-102 – Continuous Disclosure Obligations, as amended from time to time (or other equivalent applicable regulations or successors thereto), upon a Granite REIT Unitholder’s request or otherwise as required by applicable law, the Trustees will send to Granite REIT Unitholders the audited comparative financial statements for such year required to be sent to Granite REIT Unitholders under applicable securities laws (including any exemption therefrom, and including combined financial statements of Granite REIT and Granite GP, if and as applicable). Within such time period as is acceptable under National Instrument 51-102 – Continuous Disclosure Obligations, as amended from time to time (or other equivalent applicable regulations or successors thereto) after the end of each of the first three fiscal quarters of each year, upon a Granite REIT Unitholder’s request or otherwise as required by applicable law, the Trustees will also send the unaudited comparative financial statements for the period then ended required to be sent to Granite REIT Unitholders under applicable securities laws (including any exemption therefrom, and including combined financial statements of Granite REIT and Granite GP, if and as applicable).

The Trustees will supply Granite REIT Unitholders with any information that may be required by them in connection with their obligations under the Tax Act and equivalent provincial legislation.

CONFLICT OF INTEREST PROVISIONS

The Granite REIT Declaration of Trust will contain “conflict of interest” provisions that serve to protect Granite REIT Unitholders without creating undue limitations on Granite REIT. The Granite REIT Declaration of Trust will contain provisions, similar to those contained in the BCBCA, that require disclosure from a Trustee or officer of Granite REIT in respect of a contract or transaction that (a) is material to Granite REIT, (b) Granite REIT has entered, or proposes to enter, into, and (c) either: (i) the Trustee or officer of Granite REIT has a material interest in; or (ii) is with a person of which the Trustee or officer of Granite REIT is a director or officer or in which the Trustee or officer of Granite REIT has a material interest (each a “Disclosable Interest”). Similar to the BCBCA, the Declaration of Trust will provide that a Trustee or officer of Granite REIT does not hold a Disclosable Interest in a contract or transaction merely because, among other reasons: (a) the contract or transaction is an arrangement by way of security granted by Granite REIT for money loaned to, or obligations undertaken by, the Trustee or officer of Granite REIT, or a person in whom the Trustee or officer of Granite REIT has a material interest, for the benefit of Granite REIT or an affiliate of Granite REIT; (b) the contract or transaction relates to an indemnity or insurance of one or more Trustees or officers of Granite REIT in accordance with the Declaration of Trust; (c) the contract or transaction relates to the remuneration of the Trustee or officer of Granite REIT in that person’s capacity as a trustee (or director), officer, employee or agent of Granite REIT or of an affiliate of Granite REIT; (d) the contract or transaction relates to a loan to Granite REIT, and the Trustee or officer of Granite REIT, or a person in whom the Trustee or officer of Granite REIT has a material interest, is or is to be a guarantor of some or all of the loan; or (e) the contract or transaction has been or will be made with or for the benefit of a person that is affiliated with Granite REIT and the Trustee or officer of Granite REIT is also a trustee, director or officer of that person or an affiliate of that person. Notwithstanding any of the foregoing, prior to an Event of Uncoupling, no Trustee or officer of Granite REIT will have a Disclosable Interest in a contract or transaction or proposed contract or transaction with Granite REIT solely by virtue of such person being a director or officer of Granite GP or Granite LP or any of their affiliates. The Granite REIT Declaration of Trust will also provide that a Trustee who has such a Disclosable Interest in a contract or transaction into which Granite REIT has entered or proposes to enter is not entitled to vote on any resolution to approve that contract or transaction, unless all the Trustees have such a Disclosable Interest in that contract or transaction, in which case any or all of the Trustees may vote on such resolution, however, subject to certain exceptions, the Trustees will be liable to account to Granite REIT for any profit that accrues to the Trustee under or as a result of such a contract or transaction.

RIGHTS OF GRANITE REIT UNITHOLDERS

The rights of the Granite REIT Unitholders as investors in Granite REIT and the attributes of the Granite REIT Units are currently established and governed by the Granite REIT Declaration of Trust. Although the Granite REIT Declaration of Trust confers upon a Granite REIT Unitholder many of the same protections, rights and remedies an investor would have as a shareholder of a company governed by the BCBCA (the statute under which Granite GP was incorporated), there are some significant differences.

Many of the provisions of the BCBCA respecting the governance and management of a company have been incorporated in the Granite REIT Declaration of Trust. For example, Granite REIT Unitholders are entitled to exercise voting rights in respect of their holdings of Granite REIT Units in a manner comparable to shareholders of a BCBCA company and to elect Trustees and appoint auditors. The Granite REIT Declaration of Trust also includes provisions modeled after comparable provisions of the BCBCA dealing with conflicts of interest, the standard of care for Trustees, the calling and holding of meetings of Granite REIT Unitholders and Trustees, and the right of Granite REIT Unitholders to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which approval by Granite REIT Unitholders is required under the Granite REIT Declaration of Trust are generally less extensive than those for which approval of shareholders of a BCBCA company are required. These approval rights of Granite REIT Unitholders are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are “reporting issuers” or the equivalent or are listed on the TSX.

Granite REIT Unitholders do not have recourse to a right of repurchase under which shareholders of a BCBCA company are entitled to receive the fair value of their shares where certain fundamental changes affecting the company are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting the business or businesses that the company can carry on). As an alternative, Granite REIT Unitholders seeking to terminate their investment in Granite REIT are entitled to receive, subject to certain conditions and limitations, cash or an in specie distribution of notes of Granite LP, or another Subsidiary of Granite LP having a net asset value greater than $50 million, through the exercise of the redemption rights provided by the Granite REIT Declaration of Trust (see “– REIT Unit Redemption Right”).

The Granite REIT Declaration of Trust does not include rights of Granite REIT Unitholders that are comparable to the following rights of shareholders of a BCBCA company: shareholders of a BCBCA company have recourse to the statutory oppression provisions under the BCBCA and the remedies available under those provisions where a BCBCA company undertakes actions that are oppressive or unfairly prejudicial or which disregard the interests of securityholders and certain other parties; shareholders of a BCBCA company may, in certain circumstances, also apply to a court or pass a special resolution appointing an inspector to investigate the manner in which the business of the company is being carried on where there are reasonable grounds for believing that oppressive, unfairly prejudicial or fraudulent conduct has occurred; the BCBCA permits shareholders to bring or intervene in derivative actions in the name of a BCBCA company with the leave of a court; and the BCBCA permits a shareholder to submit proposals setting out matters that the shareholder wishes to have considered at the next annual general meeting and requires companies, subject to certain exceptions, to send the text of such proposal to all of the persons who are entitled to notice of the applicable annual general meeting and allow the shareholder to present the proposal at the meeting.

For a comparison of certain provisions of the BCBCA and the QBCA, see Appendix “J” to this Circular.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Granite REIT are Ernst & Young LLP, located at 222 Bay Street, P.O. Box 251, Toronto, Ontario, M5K 1J7. Immediately following the completion of the audit of Granite REIT’s 2012 financial statements, the auditors of Granite REIT will be Deloitte & Touche LLP, located at Brookfield Place, Suite 1400, 181 Bay Street, Toronto, Ontario, M5J 2V1.

The registrar and transfer agent of the Granite REIT Units will be Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.

FISCAL YEAR-END

The fiscal year-end of Granite REIT is December 31.

DISTRIBUTION POLICY

The following outlines the distribution provisions of Granite REIT to be contained in the Granite REIT Declaration of Trust with respect to the payment of distributions by Granite REIT.

Granite REIT intends to make cash distribution at levels which it believes to be sustainable in the long term. Pursuant to the Granite REIT Declaration of Trust, Granite REIT may make distributions as declared from time to time by the Trustees. Any distributions declared in respect of a calendar month (or such other period as determined by the Trustees) will be paid to Granite REIT Unitholders of record as at the close of business on the last business day of the calendar month immediately preceding the month in which the distribution is to be paid (or such other time and date fixed by the Trustees in accordance with the Granite REIT Declaration of Trust). The distribution for any applicable period will be paid on or about the 15th day of the immediately following month (or on such other date as determined by the Trustees in their discretion). In addition, the Granite REIT Declaration of Trust will provide that the total amount of distributions due and payable on or before December 31 of any calendar year shall not be less than the amount necessary to ensure that Granite REIT will not be liable to pay income tax under Part I of the Tax Act for such year. The amount, if any, which is required to be distributed to comply with the preceding sentence shall be due and payable, on the earlier of the last distribution date in respect of each year and December 31 of such year, to Granite REIT Unitholders of record on that date, and such amount will be payable in cash unless the Trustees determine in their absolute discretion to pay such amount in Granite REIT Units.

Where the Trustees determine that Granite REIT does not have available cash in an amount sufficient to pay the full amount of any distribution or where the Trustees otherwise determine in their absolute discretion that all or a portion of a distribution should not be paid in cash, the payment may, at the option of the Trustees, include the issuance of additional Granite REIT Units, or fractions of Granite REIT Units, if necessary, having a fair market value as determined by the Trustees equal to the difference between the amount of such distribution and the amount of cash which either has been determined by the Trustees in their absolute discretion to be available, or which the Trustees have otherwise determined shall be distributed in their absolute discretion, as the case may be, for the payment of such distribution. The Granite Declaration of Trust will further provide that immediately after a distribution made in Granite REIT Units in accordance with the foregoing, the number of outstanding Granite REIT Units will be consolidated so that each Granite REIT Unitholder will hold after the consolidation the same number of Granite REIT Units as the Granite REIT Unitholder held before the Granite REIT Unit distribution.

The first distribution will be for the period from immediately after the Effective Date to January 31, 2013 and will be payable on or about February 15, 2013. Granite REIT intends to make subsequent monthly distributions in the estimated amount of $0.175 per Granite REIT Unit.

The portion of distributions by Granite REIT for 2013 which will be income for Canadian income tax purposes is estimated to be in the range of 70% to 80%. This estimate could change by the end of 2013. In light of its nominal anticipated earnings (if any), it is not expected that Granite GP will pay dividends in 2013.

Granite REIT Unitholders who are Non-Residents or Non-Canadian Partnerships generally will be subject to Canadian withholding taxes on all or part of distributions of income by Granite REIT, whether in the form of cash or additional Granite REIT Units. Non-U.S. holders of Granite REIT Units may be subject to U.S. withholding tax in respect of amounts payable or paid by U.S. subsidiaries of Granite LP. Granite REIT may deduct and withhold any such amounts from current or future distributions payable to Granite REIT Unitholders, or may sell Units of a Granite REIT Unitholder to recover amounts of U.S. withholding tax in excess of current or future distributions. In order to allow Granite REIT and relevant subsidiaries to monitor and comply with their U.S. withholding obligations with respect to the portfolio interest exemption, a Granite REIT Unitholder must notify Granite REIT if it is a “controlled foreign corporation” related to Granite America (defined below), if it is a “10% shareholder” of Granite America, and, in certain instances, if it is a bank.

INFORMATION CONCERNING GRANITE GP

Granite GP was incorporated on September 28, 2012 under the BCBCA for the sole purpose of participating in the Arrangement. The head and principal office of Granite GP is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1 and the registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia V7X 1L3, Canada.

It is expected that the directors of Granite GP, immediately following completion of the Conversion Transaction, will be the same individuals who currently act as directors of the Company, namely Michael Brody, Peter Dey, Barry Gilbertson, Thomas Heslip, Gerald J. Miller, Scott I. Oran and G. Wesley Voorheis. Additional information relating to the directors of the Company may be found under the heading “Annual General and Special Meeting Matters – Election of Directors” in the May 2012 Circular which is incorporated herein by reference and may be found on SEDAR at www.sedar.com.

The auditors of Granite GP are Ernst & Young LLP, located at 222 Bay Street, P.O. Box 251, Toronto, Ontario, M5K 1J7. Immediately following the completion of the audit of Granite GP’s 2012 financial statements, the auditors of Granite GP will be Deloitte & Touche LLP, located at Brookfield Place, Suite 1400, 181 Bay Street, Toronto, Ontario, M5J 2V1.

The consolidated balance sheet of Granite GP as at September 28, 2012 is attached to this Circular as Appendix “K”. Pro Forma Combined Financial Statements of Granite REIT and Granite GP are attached as Appendix “I” to this Circular.

SHARE CAPITAL OF GRANITE GP

Granite GP’s authorized share capital after completion of the Arrangement will consist of an unlimited number of Granite GP Common Shares without par value. Until an Event of Uncoupling occurs, Granite GP Common Shares will trade together with Granite REIT Units as Stapled Units.

Holders of Granite GP Common Shares are entitled to: (a) one vote per share at all meetings of shareholders (except for meetings of holders of another specified class or series of Granite GP shares); (b) receive pari passu with other holders of Granite GP Common Shares, any dividends as and when declared by the directors of Granite GP; and (c) receive pari passu with other holders of Granite GP Common Shares the remaining assets of Granite GP available for distribution to Granite GP shareholders in the event of the liquidation, dissolution or winding-up of Granite GP.

Holders of Granite GP Common Shares can require Granite GP to redeem their Granite GP Common Shares provided that Stapled Units are in existence at the time at which redemption is sought, and that the holder simultaneously tenders to Granite REIT for redemption an equal number of Granite REIT Units held by the holder. In order to exercise this right of retraction, a holder of Granite GP Common Shares will have to give the required notice to Granite GP and will be entitled to receive a redemption price per share equal to 0.001% of the lesser of 95% of the “Market Price” and “Closing Market Price” of the Stapled Units, as described above under “Information Concerning Granite REIT – REIT Unit Redemption Right”.

RIGHTS OF DISSENTING SHAREHOLDERS

Shareholders who wish to dissent should take note that strict compliance with the requirements for exercising Dissent Rights is required.

The following description of the procedure for exercising Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified entirely by reference to the full text of the Interim Order and the Plan of Arrangement. The Interim Order, which is attached to this Circular as Appendix “F”, expressly provides Registered Shareholders with the Dissent Rights in respect of the Arrangement on substantially the same terms and conditions as set out in Chapter XIV – Right to Demand Repurchase of Granite Common Shares (sections 372 to 397) of the QBCA, the text of which is reproduced in Appendix “L” to this Circular, with modifications to the provisions of such sections 372 to 397 in accordance with the Interim Order and Article 5 of the Plan of Arrangement.

DISSENT RIGHTS

Any Registered Shareholder as of the Record Date who exercises Dissent Rights with respect to the Arrangement in compliance with Chapter XIV of the QBCA (as modified by the Interim Order and the Plan of Arrangement) will be entitled, in the event that the Arrangement becomes effective, to be paid by the Company the fair value of the Granite Common Shares held by that Dissenting Shareholder determined as of the close of the offices of Granite on the day before the Arrangement Resolution is approved and adopted by Shareholders at the Meeting.

Registered Shareholders who renounce, or are deemed to renounce, their right to demand the repurchase of their Granite Common Shares pursuant to the Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive Stapled Units to which Shareholders who have not exercised Dissent Rights are entitled under the Plan of Arrangement. For greater certainty, in addition to any other restrictions in Chapter XIV of the QBCA, no Shareholder who has failed to exercise all the voting rights carried by the Granite Common Shares held by such Shareholder against the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

Without limiting the generality of the other provisions in this Circular describing the Dissent Rights and the exercise thereof, a Dissenting Shareholder will, at the Effective Time, and notwithstanding any provision of Chapter XIV of the QBCA, be deemed to have directly transferred and assigned for repurchase each Share held by such Dissenting Shareholder to the Company (free and clear of all liens) and such Dissenting Shareholder shall cease to be the holder of such Granite Common Shares and to have any rights as a holder or former holder of such Granite Common Shares other than the right to be paid the fair value for such Granite Common Shares by the Company in accordance with its Dissent Rights in accordance with the provisions of the QBCA as modified by the Interim Order and the Plan of Arrangement. In no case shall the Company or any other person be required to recognize any holder of Granite Common Shares who exercises Dissent Rights as a holder of Granite Common Shares after the Effective Time.

If the Arrangement is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their Granite Common Shares under the Dissent Rights, and their Granite Common Shares will not be deemed to be repurchased by the Company.

DISSENT PROCEDURES

Notice of Exercise of Dissent Rights

A Registered Shareholder as of the Record Date who wishes to exercise Dissent Rights must deliver a written notice of intent to exercise the right to demand the repurchase of Granite Common Shares contemplated by Section 376 of the QBCA (a “Notice of Exercise of Dissent Rights”), which must be received by the Company not later than 5:00 p.m. (Eastern Time) on November 13, 2012 or two Business Days prior to the reconvening of any adjournment or postponement of the Meeting. The Company’s address for such purpose is its registered office 600 de Maisonneuve Boulevard West, Suite 2200, Montreal, Québec H3A 3J2. A Dissenting Shareholder (except if acting in accordance with the instructions of a Non-Registered Holder, as set out hereinafter) must dissent with respect to all Granite Common Shares in which the holder holds a beneficial interest. The Notice of Exercise of Dissent Rights must set out:

(a)	the full number of Granite Common Shares held by the Registered Shareholder; and

(b)	if the Registered Shareholder delivering the Notice of Exercise of Dissent Rights is acting on the instruction of a Non-Registered Holder, the identity of the Non-Registered Holder who intends to demand a repurchase of its Granite Common Shares and the number of such Granite Common Shares.

The giving of a Notice of Exercise of Dissent Rights does not deprive a Dissenting Shareholder of the right to vote the Granite Common Shares for which such notice was given. A vote either in person or by proxy against the Arrangement Resolution does not constitute a Notice of Exercise of Dissent Rights. However, should any Granite Common Shares of a Dissenting Shareholder not be voted against the Arrangement Resolution, or should a Dissenting Shareholder abstain from voting any of its Granite Common Shares in respect of the Arrangement Resolution, the Dissent Rights of such Dissenting Shareholder will be terminated with respect to all of its Granite Common Shares.

TERMS OF REPURCHASE OF DISSENTING SHAREHOLDERS’ GRANITE COMMON SHARES

Promptly after the Effective Time, the Company is required to give notice (the “Repurchase Notice”) to each Dissenting Shareholder, which notice shall mention the repurchase price being offered for the Granite Common Shares held by all Dissenting Shareholders and an explanation of how such price was determined. Within 30 days after receiving the Repurchase Notice, each Dissenting Shareholder is required, if the Dissenting Shareholder wishes to proceed with exercising its Dissent Rights, to deliver to the Company a written statement:

(a)

confirming that the Dissenting Shareholder wishes to exercise its Dissent Rights and have all of its Granite Common Shares repurchased at the repurchase price indicated in the Repurchase Notice (a “Notice of Confirmation”); or

(b)	that the Dissenting Shareholder contests the repurchase price indicated in the Repurchase Notice and demands an increase in the repurchase price offered (a “Notice of Contestation”).

Additionally, if it has not been done previously, all certificate(s) representing the Granite Common Shares pursuant to which the Dissent Rights were exercised, should be delivered with the Notice of Confirmation or the Notice of Contestation.

A Dissenting Shareholder who fails to send the Company, within the required timeframe, a Notice of Confirmation or a Notice of Contestation, shall be deemed to have renounced its Dissent Rights and will be deemed to have participated in the Arrangement on the same basis as Shareholders who did not exercise Dissent Rights.

Upon receiving a Notice of Confirmation within the required timeframe, the Company shall pay the Dissenting Shareholder, within 10 days of receiving the Notice of Confirmation, the repurchase price indicated in the Repurchase Notice for all of its Granite Common Shares.

Upon receiving a Notice of Contestation within the required timeframe, the Company may propose an increased repurchase price within 30 days of receiving the Notice of Contestation, which increased repurchase price must be the same for all Dissenting Shareholders who duly submitted a Notice of Contestation. If (a) the Company does not propose an increased repurchase price to a Dissenting Shareholder within 30 days after receiving its Notice of Contestation or (b) the Dissenting Shareholder contests the increase in the repurchase price offered by the Company, such Dissenting Shareholder may ask the Court to determine the increase in the repurchase price. However, any such application to the Court must be made within 90 days after receiving the Repurchase Notice. As soon as any such application (a “Notice of Application”) is filed with the Court by any Dissenting Shareholder, the Company must notify this fact to all the other Dissenting Shareholders who are still contesting the repurchase price, or the increase in the repurchase price, offered by the Company.

All Dissenting Shareholders who received the Notice of Application are bound by the judgment of the Court hearing the application as to the fair value of the Granite Common Shares (which Court may entrust the appraisal of the fair value to an expert). Within 10 days after the Court judgment, the Company must pay the repurchase price determined by the Court to all Dissenting Shareholders who received the Notice of Application, and pay the increase in the repurchase price to all Dissenting Shareholders who submitted a Notice of Contestation but did not contest the increase in the repurchase price offered by the Company.

However, if the Company is unable to pay the full increase in the repurchase price because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, the Company would only be required to pay the maximum amount it may legally pay the relevant Dissenting Shareholder. In such a case, such Dissenting Shareholders remain creditors of the Company for the unpaid balance of the repurchase price and are entitled to be paid as soon as the Company is legally able to do so or, in the event of the liquidation of the Company, are entitled to be collocated after the other creditors but by preference over the other Shareholders of the Company.

NON-REGISTERED HOLDERS

Persons who are Non-Registered Holders of Granite Common Shares registered in the name of an intermediary, custodian or nominee who wish to exercise Dissent Rights should be aware that only the Registered Shareholder as of the Record Date is entitled to exercise Dissent Rights. A Non-Registered Holder may give instructions to the Registered Shareholder in whose name the Granite Common Shares in which it has a beneficial interest are registered as to the exercise of Dissent Rights attaching to its Granite Common Shares. The Registered Shareholder must inform the Company of the identity of the Non-Registered Holder who intends to exercise Dissent Rights, and of the number of Granite Common Shares over which the Dissent Rights are being exercised, within the prescribed period for giving a Notice of Exercise of Dissent Rights in order for such exercise to be valid (see “– Dissent Procedures” above). A Registered Shareholder who demands the repurchase of Granite Common Shares pursuant to Dissent Rights in accordance with the instructions of a Non-Registered Holder may demand the repurchase of part of the Granite Common Shares to which such Dissent Rights are attached.

A Non-Registered Holder who wishes to exercise Dissent Rights should communicate with the intermediary, custodian or nominee in whose name the Granite Common Shares in which it has a beneficial interest are registered as of the Record Date as to the procedure for instructing such Registered Shareholder to exercise the Dissent Rights on the Non-Registered Holder’s behalf.

Note that sections 393 to 397 of the QBCA, the text of which is attached as Appendix “L” to this Circular, set forth provisions which must be followed with respect to the exercise of Dissent Rights by Non-Registered Holders.

The discussion above is only a summary of the procedures for exercising Dissent Rights, which are technical and complex. A Registered Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Chapter XIV of the QBCA, as modified by the Interim Order and the Plan of Arrangement. It is suggested that any Shareholder wishing to avail itself of Dissent Rights seek its own legal advice, as failure to comply strictly with the applicable provisions of the QBCA, the Interim Order and the Plan of Arrangement may prejudice the availability of Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time consuming and expensive process.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies, Ward, Phillips & Vineberg LLP, Canadian tax counsel to Granite, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a Shareholder who, at all relevant times and for purposes of the Tax Act, holds Granite Common Shares as capital property and (under the Plan of Arrangement) acquires Class X Shares, Granite REIT Units, Granite GP Non-Voting Shares and Granite GP Common Shares (collectively, with Granite Common Shares, “Granite Securities”) as capital property, and deals at arm’s length, and is not affiliated, with Granite. Provided a Shareholder does not hold or acquire Granite Securities in the course of carrying on a business or as an adventure in the nature of trade, such Granite Securities generally will be considered to be capital property to such holder. Certain holders who might not otherwise be considered to hold their Granite Securities as capital property may in certain circumstances be entitled to have such securities, along with all other “Canadian securities” (as defined in the Tax Act) held by such holders, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Shareholder (i) that is a “financial institution” for purposes of the mark-to-market rules, (ii) that is a “specified financial institution”, (iii) an interest in which is a “tax shelter investment” or (iv) that has elected to determine its Canadian tax results in accordance with a “functional currency”, as each of those terms is defined in the Tax Act. Such Shareholders should consult their own tax advisors regarding their particular circumstances.

This summary (except where otherwise indicated) is based on the assumptions that:

(a)	Granite REIT Units and Granite GP Common Shares will be listed on the TSX shortly before the Effective Time and at all relevant times thereafter;

(b)

the distribution of Granite REIT Units to Shareholders pursuant to the Plan of Arrangement will constitute a distribution in Ontario and certain other provinces to the public of such units, and, under the laws of Ontario and certain other provinces, no prospectus, registration statement or similar document is required to be filed in respect of such distribution;

(c)

the only members of Granite LP will be Granite REIT (as limited partner) and Granite GP (as general partner); and Granite REIT will have limited liability with respect to such investment by virtue of being a limited partner under the governing provincial partnership law;

(d)	Granite REIT will elect by March 2013 in its Canadian income tax return for its 2012 taxation year to be a mutual fund trust throughout that year;

(e)	Granite REIT will comply with its investment objectives and restrictions as described in this circular;

(f)	other than bank deposits or other cash, substantially all the assets of Granite REIT and Granite GP (in each case, held through Subsidiaries) will be rental real property or immovable property;

(g)

the units, shares and debt of Subsidiaries, and the real property, disposed of by Granite and Granite REIT or by Subsidiaries of Granite or Granite REIT as part of the Plan of Arrangement, are capital properties; and

(h)

Granite REIT will distribute to Granite REIT Unitholders the full amount of the income of Granite REIT for purposes of the Tax Act for each taxation year of Granite REIT ending after the Effective Time.

This summary is of a general nature only and is based upon the facts and assumptions set out in this Circular. This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current administrative policies and assessing practices of the CRA made publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted as proposed, but no assurance can be given that this will be the case. Modification or amendment of the Tax Act or the Regulations thereunder or the Tax Proposals could significantly alter the tax status of Granite REIT and the tax consequences of holding Stapled Units.

This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial action, nor does it take into account provincial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

GRANITE REIT

Status of Granite REIT as a Mutual Fund Trust

This summary assumes that Granite REIT will qualify at all times after the Effective Date as a “mutual fund trust” for the purposes of the Tax Act.

To qualify as a mutual fund trust, Granite REIT must be a “unit trust” as defined in the Tax Act, must be resident in Canada, and must restrict its undertaking to: (i) the investing of its funds in property (other than real property or an interest in real property or an immovable or real right in an immovable), (ii) the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) or of any immovable (or real right in immovables) that is capital property of Granite REIT, or (iii) any combination of the activities described in (i) or (ii). In addition, Granite REIT will not qualify as a mutual fund trust at and after any time if it may reasonably be considered at that time to have been established or maintained primarily for the benefit of non-resident persons — unless at that time all or substantially all of its property did not consist of “taxable Canadian property,” under a modified definition of that term. Granite REIT has been settled for a Canadian resident beneficiary (Granite) having a significant beneficial interest, and is anticipated to have only Canadian beneficiaries up to the Effective Date. Management anticipates that Granite REIT will be maintained primarily for the benefit of Canadian residents, and that Granite REIT’s only undertaking will be investing in units or other securities of Subsidiaries which (based inter alia on the current asset mix) will not be “taxable Canadian property”.

Tax Proposals, which appear to be in abeyance, could have an adverse effect on the ability of Granite REIT to qualify as a mutual fund trust, if such proposals were reintroduced in a similar form, and a majority of the Granite Units were to become beneficially owned by non-resident persons and partnerships with any non-resident member, even if this occurred only on a temporary basis. If such an occurrence occurred following the effective date of an amendment to the Tax Act to give effect to any such proposals, it would be necessary for Granite REIT to rely upon continuously satisfying a taxable Canadian property test similar to that described in the paragraph above from the date of its formation.

To qualify as a mutual fund trust, Granite REIT also must have at least 150 unitholders holding not less than one “block of units” of a class which have an aggregate fair market value of not less than $500. It must also be the case that either:

(a)	units of such class are qualified for distribution to the public (within the meaning of the Regulations); or

(b)

in the case of a trust created after 1999, there has been a lawful distribution in a province to the public of units of such class, and under the laws of that province, no prospectus, registration statement or similar document is required to be filed in respect of such distribution.

It is understood that Granite REIT will meet the condition in (b) above, and this has been assumed to be the case.

If Granite REIT were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described herein would, in some respects, be materially different.

Qualification of Granite REIT as a “Real Estate Investment Trust”

SIFT Rules

A special taxation regime (the “SIFT Rules”) applies to specified investment flow-through trusts or partnerships and investors in such trusts or partnerships. Were Granite REIT to become subject to the SIFT

Rules, it would not be able to deduct any part of the amounts payable to Granite REIT Unitholders in respect of its “non-portfolio earnings”, which are defined to include: (i) income from its “non-portfolio properties” (in excess of any losses for the taxation year from non-portfolio properties); and (ii) taxable capital gains from dispositions of non-portfolio properties (exceeding allowable capital losses from the disposition of such properties). For this purpose, “non-portfolio properties” of a trust or partnership include: (i) a property that the trust or partnership (or a person or partnership with which it does not deal at arm’s length) uses in the course of carrying on a business in Canada; (ii) real or immovable property situated in Canada whose fair market value at any time in the taxation year in question is greater than 50% of the equity value of the trust or partnership and (iii) securities of a “subject entity” if Granite REIT holds securities of the subject entity that have a total fair market value that is greater than 10% of the subject entity’s equity value or if Granite REIT holds securities of the subject entity which, together with all securities held by it in entities affiliated with the subject entity, have a total fair market value that is greater than 50% of Granite REIT’s equity value. However, the definition of “non-portfolio property” excludes securities of a “portfolio investment entity,” i.e., a corporation, trust or partnership which itself does not hold any non-portfolio property. “Subject entities” include corporations resident in Canada and “Canadian resident partnerships”. “Securities” are broadly defined, and include any liability of another entity.

Management anticipates that, after giving effect to the Plan of Arrangement, most of the property of Granite REIT will be its units of Granite LP, which will be a “subject entity” holding “non-portfolio property” including units of a Canadian partnership holding most or all of the Canadian real estate assets now held by Granite (“Canadian Realty LP”). Accordingly, management anticipates that, following the Effective Date, most of Granite REIT’s property will be non-portfolio property.

The amount (subject to potential adjustments) of income which Granite REIT was unable to deduct by virtue of the SIFT Rules would be taxed under the SIFT Rules at a combined federal/provincial tax rate similar to that applicable to a corporation. The application of the SIFT Rules to Granite REIT would not change the treatment under the Tax Act of distributions in a year that are in excess of Granite REIT’s net income for the year.

REIT Exception

The SIFT Rules are not applicable to “real estate investment trusts” (as defined in the Tax Act) that meet certain specified criteria relating to the nature of their income and investments (the “REIT Exception”). In particular, in order for Granite REIT to qualify for the REIT Exception in a particular taxation year (and after taking into account Tax Proposals to amend the tests respecting the REIT Exception on a retroactive basis (the “REIT Proposals”)) it must satisfy the following tests:

(a)

90% qualified REIT property test.  At each time in the taxation year the total fair market value of all “non-portfolio properties” that are “qualified REIT properties” of Granite REIT must be at least 90% of the fair market value of all “non-portfolio properties” of Granite REIT,

(b)

90% revenue test.  Not less than 90% of Granite REIT’s “gross REIT revenues” (including capital gains and gains from “eligible resale properties”) for the taxation year must be derived from one or more of the following: “rent from real or immovable properties”; interest; capital gains from dispositions of “real or immovable properties” or gains from dispositions of “eligible resale properties”; dividends; and royalties;

(c)

75% revenue test.  Not less than 75% of Granite REIT’s “gross REIT revenues” for the taxation year must be derived from one or more of the following: “rent from real or immovable properties”; interest from mortgages or hypothecs on “real or immovable properties”; and capital gains from dispositions of “real or immovable properties”;

(d)

75% asset test.  At no time in the taxation year may the total fair market value of all properties held by Granite REIT, each of which is a “real or immovable property”, cash (including bank deposits, deposits with credit unions and bankers’ acceptances), or, generally, a debt obligation of a government in Canada or certain other public bodies, be less than 75% of the equity value of Granite REIT at that time; and

(e)	Listing test. “Investments” in Granite REIT (such as Granite REIT Units) must, at some time in the taxation year, be listed or traded on a stock exchange or other public market.

The definition of “qualified REIT property” of a trust includes capital property of the trust that is: “real or immovable property”; a security of a “subject entity” (such as Canadian-resident corporation, trust or partnership) that is a nominee holder of legal title to real or immovable property of the trust or of another “subject entity” all of whose securities are held by the trust; tangible personal property or, in Quebec, corporeal moveable property (and, before giving effect to REIT Proposals, any intangible personal property) that is ancillary to the earning by Granite REIT of (a) rent from “real or immovable property”, or (b) capital gains from the disposition of such properties; and securities of a “subject entity” all or substantially all of whose “gross REIT revenues” for its taxation year which ends in the taxation year of the trust are from maintaining, improving, leasing or managing “real or immovable properties” that are capital properties of the trust (or of an entity of which the trust holds a share or interest) or certain “eligible resale properties”. In addition, under a look-through rule, securities of a subsidiary limited partnership, corporation or trust of Granite REIT (or a Subsidiary, in turn, of such a Subsidiary) could qualify as (deemed) “real or immovable property” and as “qualified REIT property” if the Subsidiary itself satisfies the first four tests listed above for Granite REIT to qualify for the REIT Exception. Accordingly, a movable hypothec on units, shares or debts of a Subsidiary which qualify as (deemed) “real or immovable property” can bear interest that qualifies as interest on a hypothec on “real or immovable property.”

For the foregoing purposes, “rent from real or immovable properties” excludes among other things rent based on profits.

The version of the first (90% qualified REIT property) test referred to above contained in the current provisions of the Tax Act (i.e., before giving effect to REIT Proposals) requires that in the particular taxation year Granite REIT not hold any non-portfolio property which is not a qualified REIT property; and the current version of the second (90% revenue) test refers instead to 95% of Granite REIT’s revenues (an undefined term) for the year from the enumerated sources (other than gains from eligible resale properties).

Respecting the first test listed above, the Plan of Arrangement is intended by management to ensure that upon its implementation all of the property held by Granite REIT and its direct and indirect subsidiaries which are “subject entities” (i.e., generally, corporations. partnerships or trusts which are resident in Canada or persons or partnerships whose principal source of income is sources in Canada) will consist of:

(a)	“qualified REIT properties” (such as Granite REIT’s units of Granite LP and Granite LP’s units of Canadian Realty LP);

(b)	shares, units and indebtedness of “portfolio investment entities” (such as Granite LP’s shares of Granite and its units of Fin LP);

(c)

shares, units or indebtedness of entities which are not “subject entities,” namely such securities of subsidiaries which are not resident in Canada and whose principal source of income is not any combination of sources in Canada (e.g., movable hypothecs owing to Granite LP and Fin LP and Granite LP’s units of U.S. Holdco LP); or

(d)	property (e.g., bank deposits) which management of Granite REIT has advised it does not anticipate being used by Granite REIT or any Subsidiary in the course of carrying on a business in Canada.

Accordingly, it is anticipated by management that Granite REIT will not hold any non-portfolio property that is not a qualified REIT property and, therefore, will satisfy the first (90% qualified REIT property) test referred to above. Furthermore, management anticipates that for its 2013 taxation year, Granite REIT will satisfy the 95% revenue test, the 75% revenue test and the 75% asset test also referred to above; and management has no reason to anticipate that Granite REIT will not continue to satisfy those tests thereafter.

No advance income tax ruling was sought from the CRA that the Plan of Arrangement will accomplish the objective of qualifying Granite REIT for the REIT Exception. Furthermore, satisfying the REIT Exception for any taxation year will depend on the activities of Granite REIT and its subsidiaries, and the properties held by them, throughout that year (with no grace periods for the correction of temporary breaches of the requirements for the REIT Exception); and unanticipated (or inadvertent) changes in such activities or properties could result in the REIT Exception not being satisfied. Amendments to the Tax Act including enactment of the REIT Proposals in a different form than currently proposed also could adversely affect the availability of the REIT Exception. Accordingly, there is a risk that Granite REIT will not qualify under the REIT Exception for one or more of its taxation years after 2012. Were this to occur, the level of monthly cash distributions made on the Granite REIT Units could be reduced.

Except where otherwise noted, the discussion in this summary assumes that Granite REIT will satisfy the REIT Exception.

Consequences of Reorganization to Granite

Management does not anticipate that implementation of the Plan of Arrangement and related reorganization transactions (together with implementation of the Plan of Arrangement, the “Reorganization”), will result in the recognition by Granite or Granite REIT of substantial recapture of depreciation or other income, except as described below.

The transfers, as part of the Reorganization, by Granite of its units of Canadian Realty LP to Granite LP, and its shares of its principal U.S. Subsidiary (“Granite America”), to a subsidiary Delaware partnership (“U.S. Holdco LP”), are anticipated by management to give rise to the realization of taxable capital gains of approximately $160 million, and $6 million, respectively. Management further anticipates that the realization of such taxable capital gains will not result in an income tax liability of Granite under the Tax Act, as a result of Granite carrying forward net capital losses which are attributable to the realization by it in May and June of 2011 of allowable capital losses totaling approximately $340 million, net of certain potential deductions therefrom (the “2011 Losses”). However, the 2011 Losses would not be available for carryforward in respect of the realization by Granite of such taxable capital gain from the disposition of its units of Canadian Realty LP if a reorganization, which was implemented on June 30, 2011 and which resulted in the deletion of multiple voting shares from its capital, resulted in or was followed by an acquisition of control of Granite by a person or group of persons.

Management and counsel are not aware of any facts which would establish that control of Granite has been acquired by a person or group of persons at any time subsequent to the realization of the 2011 Losses, nor are they aware of any such prospective acquisition of control which will occur prior to implementation of the Plan of Arrangement. However, if in fact there were such an acquisition of control of Granite prior to implementation of the Plan of Arrangement, the realization by Granite of a taxable capital gain on its disposition of its units of Canadian Realty LP would likely result in a liability under the Tax Act estimated by management of Granite to be approximately $42 million, excluding any interest thereon.

If there were such an acquisition of control, Granite would be able, through the making of a timely designation under the Tax Act, to utilize the relevant portion of the 2011 Losses to increase the adjusted cost base of its shares of Granite America (which is lower than management’s estimate of their fair market value) to their fair market value immediately before the time of such acquisition of control. On this basis, the disposition by Granite of its shares of Granite America in the course of the Reorganization would not result in the recognition by it of a taxable capital gain, even if there had been a relevant acquisition of control of Granite, provided that there had been no appreciation in the fair market value of the shares of Granite America subsequent to the time of such acquisition of control.

The rules in the Tax Act respecting the circumstances in which Granite may be required to recognize and include in the computation of its income, “foreign accrual property income,” or “FAPI”, could potentially require the recognition of FAPI by Granite under the Reorganization, equal to one-half of the appreciation in the fair market value of property of certain of its European subsidiaries subsequent to December 31, 2010 and prior to the Effective Date. Management does not anticipate that any such FAPI will be material in amount.

Tax Considerations to Granite REIT Following the Reorganization

The taxation year of Granite REIT is the calendar year. In each taxation year, Granite REIT is subject to tax under the Tax Act on its income for the year, including net realized taxable capital gains, computed in accordance with the detailed provisions of the Tax Act, less any portion thereof that it deducts in respect of amounts paid or payable or deemed to be paid or payable in the year to unitholders. (As noted above under “— SIFT Rules,” Granite REIT will not generally be entitled to deduct amounts that are paid or payable by it out of non-portfolio earnings if it should become subject to taxation under the SIFT Rules.) An amount will be considered to be payable to a Granite REIT Unitholder in a taxation year if it is paid to the Granite REIT Unitholder in the year by Granite REIT or if the Granite REIT Unitholder is entitled in that year to enforce payment of the amount. Losses incurred by Granite REIT cannot be allocated to Granite REIT Unitholders, but may be deducted by Granite REIT in future years in accordance with the Tax Act.

Granite REIT investment in Granite LP

The income for purposes of the Tax Act of Granite REIT will include its share of the income of Granite LP for each fiscal year of Granite LP ending on the year-end of Granite REIT (which also has a calendar fiscal year). If Granite LP were to incur losses for purposes of the Tax Act, Granite REIT’s ability to deduct such losses might be limited by certain rules under the Tax Act.

In general, Granite REIT will not be subject to tax on amounts received as distributions from Granite LP. Generally, distributions to Granite REIT in excess of its allocated share of the income of Granite LP for a fiscal year will result in a reduction of the adjusted cost base of Granite REIT’s units in Granite LP by the amount of such excess. If, as a result, Granite REIT’s adjusted cost base at the end of the taxation year of its units in Granite LP would otherwise be a negative amount, Granite REIT will be deemed to realize a capital gain in such amount for that year, and Granite REIT’s adjusted cost base at the beginning of the next taxation year of its units in Granite LP will then be nil.

Granite LP is not subject to tax under the Tax Act. Each Canadian partner of Granite LP, namely, Granite REIT and Granite GP, is required to include (or, subject to the “at-risk rules” described below, entitled to deduct) in computing its income for a particular taxation year, the partner’s share of the income (or loss) of Granite LP for its fiscal year ended in or coincident with the partner’s taxation year end, whether or not any such income is distributed to the partner in the taxation year. For this purpose, the income (or loss) of Granite LP will be computed for each fiscal year as if it were a separate person resident in Canada. In computing the income (or loss) of Granite LP, Granite LP is entitled to deduct its reasonable administrative costs, interest and other expenses incurred by it to earn income, subject to the relevant provisions of the Tax Act. The income (including taxable capital gains) or loss of Granite LP for a fiscal year will be allocated to the partners of Granite LP, including Granite REIT, in the manner set out in the Granite LP Agreement, subject to the detailed rules in the Tax Act in that regard.

If Granite LP incurs a loss for tax purposes, Granite REIT will be entitled to deduct in computing its income its share of such loss to the extent that Granite REIT’s investment is considered to be “at risk” within the meaning of the Tax Act. In general, the amount considered to be “at risk” for Granite REIT’s partnership interest for any taxation year will be the adjusted cost base of the partnership interest at the end of the year, plus any undistributed income allocated to it as limited partner for the year and minus the amount of any guarantee or indemnity provided to it against the loss of its limited partner investment.

For purposes of the Tax Act, Granite LP must compute its income (or losses) in Canadian currency. Where Granite LP holds a loan (or other investment) denominated in U.S. dollars (or another foreign currency) or has a foreign currency obligation, gains and losses may be realized by it as a consequence of fluctuations in the relative values of the Canadian and foreign currency.

Given that its only members will be Granite GP and Granite REIT, Granite LP will not be subject to tax under the SIFT Rules.

Granite LP investment in U.S. Holdco LP, Canadian Realty LP and Fin LP

Except as discussed below, generally similar considerations to those discussed above under “— Granite REIT investment in Granite LP” apply to the computation of income of Granite LP in respect of proposed subsidiary limited partnerships of Granite LP, principally, Canadian Realty LP, Fin LP and U.S. Holdco LP.

Granite America (which has a calendar taxation year) will be a “foreign affiliate” (“FA”) and a “controlled foreign affiliate” (“CFA”) of U.S. Holdco LP for purposes of the Tax Act. Were any income earned in a particular taxation year of Granite America to qualify as FAPI, such FAPI would be required to be included in computing the income of U.S. Holdco LP for the fiscal year of U.S. Holdco LP in which the taxation year of Granite America ends, subject to a deduction for any grossed-up “foreign accrual tax” as computed in accordance with the Tax Act, whether or not U.S. Holdco LP actually received a distribution of FAPI in that fiscal year. The adjusted cost base to U.S. Holdco LP of its shares of Granite America would be increased by the net amount so included in the income of U.S. Holdco LP. At such time as U.S. Holdco LP received a dividend of amounts that were previously included in its income as FAPI, that dividend generally would effectively not be taxable to U.S. Holdco LP and there would be a corresponding reduction in the adjusted cost base to U.S. Holdco LP of its shares of Granite America. Dividends received by U.S. Holdco LP in a taxation year, other than those in respect of amounts already included in its income as FAPI, would be included in computing the income of U.S. Holdco LP, and would not reduce the adjusted cost base of its shares of Granite America.

Management currently anticipates that, in 2013, the level of activity in Granite America will be such as to permit the income earned by it in that year to qualify as not being FAPI; however, management can provide no assurances that Granite America will not earn FAPI in its 2013 or subsequent taxation years. Management also anticipates that the amount of dividends paid by Granite America in any year (which generally will be at least equal to its taxable income for purposes of the Code for that taxation year) will exceed the amount of any FAPI of Granite America for that year. On this basis, it is likely that the earning by Granite America of any income which is FAPI generally would not result in an overall increase in the income of U.S. Holdco LP for a taxation year. However, a provision of the Tax Act which allows a taxpayer (including a CFA which is required to compute FAPI) to defer gain in certain circumstances where it disposes of a “former business property” and reinvests the proceeds of disposition on a timely basis in the acquisition of a “replacement property,” is not available in respect of the disposition of most rental properties (even if such disposition is eligible for treatment as a “like kind” exchange under the Code). Accordingly, U.S. Holdco LP potentially may realize FAPI as a result of property dispositions by Granite America that do not generate deductions in respect of foreign accrual tax.

U.S. Holdco LP’s net FAPI, if any, would be allocated to Granite LP, as income from property, in accordance with Granite LP’s net income sharing ratio (currently anticipated to be 99.9%).

Granite LP’s investment in Granite

Management also currently anticipates that, following the Effective Time, the level of activity in the material European Subsidiaries (in Austria and Germany) of Granite will be such as to permit the income earned by them in that year to qualify as not being FAPI; and that, if income earned by such subsidiaries (as well as by Granite’s Mexican Subsidiary) instead qualified as FAPI, available deductions in respect of foreign accrual tax or expenses would be such as to result in no recognition of material FAPI in computing the income of Granite. However, there potentially could be such material FAPI inclusions to Granite in some circumstances, such as potentially on major asset sales. Any recognition of income of subsidiaries of Granite as FAPI would not result in any recognition of income by Granite LP or its partners.

Provided that Granite makes a timely and valid election to cease to be a public corporation for purposes of the Tax Act, distributions made by it to Granite LP of the paid-up capital of the common shares in its capital should not be included in the income of Granite LP. However, any such distributions will reduce the adjusted cost base to Granite LP of such common shares. Granite LP will realize a capital gain to the extent that the adjusted cost base of its Granite Common Shares would otherwise be a negative amount, and the adjusted cost base of such shares will be deemed to be nil immediately thereafter. Management’s anticipation that Granite LP and Granite REIT will satisfy the 75% revenue test (described above under “Granite REIT — Qualification of Granite REIT as a “Real Estate Investment Trust” — REIT Exception”) in 2013 assumes that most cash distributions by Granite will be distributions of paid-up capital (which will not be “gross REIT revenue” to Granite LP) rather than dividend payments.

Granite REIT expenses, capital gains refund and other taxes

In computing its income for purposes of the Tax Act, Granite REIT may deduct reasonable administrative costs, interest and other expenses incurred by it for the purpose of earning income. The REIT may also deduct from its income for the year a portion of any reasonable expenses incurred by it to issue Granite REIT Units. The portion of such issue expenses deductible by Granite REIT in a taxation year is 20% of such issue expenses pro-rated for a taxation year of Granite REIT that is less than 365 days.

In the event Granite REIT is otherwise liable for tax on its net realized taxable capital gains for a taxation year, it will be entitled for such taxation year to reduce (or receive a refund in respect of) its liability for such tax by an amount determined under the Tax Act based on the redemption of Granite REIT Units during the year (the “Capital Gains Refund”). In certain circumstances, the Capital Gains Refund in a particular taxation year may not completely offset Granite REIT’s tax liability for such taxation year arising as a result of the distribution of notes in connection with the redemption of Granite REIT Units. Thus, the Declaration of Trust provides that any capital gains realized by Granite REIT as a result of such redemption may be allocated to the unitholders redeeming their Granite REIT Units. The taxable portion of such capital gains must be included in the income of the redeeming unitholder.

The Tax Act provides for a special tax, the Part XII.2 tax, on the designated income (including income from Canadian real property, taxable capital gains from dispositions of taxable Canadian property and income from businesses carried on in Canada) of certain trusts which have designated beneficiaries (including non-resident persons and certain tax exempt persons). This special tax does not apply to a trust for a taxation year if the trust is a mutual fund trust throughout such year. Accordingly, provided Granite REIT qualifies as a mutual trust fund throughout a taxation year, it will not be subject to the special tax for such taxation year.

TAXATION OF SHAREHOLDERS

Resident Holders

The following portion of the summary applies to Shareholders who, at all relevant times, are resident in Canada, or are deemed to be resident in Canada, for purposes of the Tax Act (a “Resident Holder”).

Plan of Arrangement

In the course of the Plan of Arrangement, each Resident Holder who does not exercise Dissent Rights will:

•

have the Granite Common Shares of the Resident Holder purchased for cancellation in consideration for the issuance of Class X Shares, the creation of an obligation to deliver Granite REIT Units and the corresponding number of Granite GP Non-Voting Shares to the Resident Holder and (in the case of certain Resident Holders) the immediate transfer to the Resident Holder of 25 (or 100) Granite REIT Units and the corresponding number of Granite GP Common Shares (the “Common Share Exchange”)

•	transfer the Class X Shares of the Resident Holder to Granite LP and receive from Granite REIT an equal number of Granite REIT Units and Granite GP Non-Voting Shares (the “Class X Share Exchange”)

•	have the Granite GP Non-Voting Shares of the Resident Holder converted into an equal number of Granite GP Common Shares (the “Conversion”)

Common Share Exchange

The Common Share Exchange may result in a deemed dividend to the Resident Holder, a capital gain or loss to the Resident Holder, or both, as further described below. However, for the reasons described below, management does not expect a deemed dividend to arise, although this result cannot be guaranteed.

A Resident Holder potentially will be deemed to receive a dividend on the Common Share Exchange only if the fair market value of the Granite REIT Units and Granite GP Non-Voting Shares transferred (on an immediate or deferred basis) to the Resident Holder on the Common Share Exchange, plus the stated capital under the QBCA of the Class X Shares issued to the Resident Holder (which the directors of Granite will determine to be an amount equal to its estimate of their fair market value at that time) exceeds the paid-up capital for purposes of the Tax Act of the Resident Holder’s Granite Common Shares so purchased for cancellation. Management has estimated that the paid-up capital of a Granite Common Share will be approximately $45 at the time of the Common Share Exchange and, does not expect a deemed dividend to Resident Holders to arise on the exchange, although this result cannot be guaranteed. If a deemed dividend does arise on such exchange, in general terms, it will be subject to the normal rules under the Tax Act (described below under “Stapled Units — Dividends on Granite GP Common Shares”). Corporations which otherwise would be deemed to receive a dividend should consult with their tax advisor respecting whether subsection 55(2) of the Tax Act could apply to deem the amount of such deemed dividend to instead be proceeds of disposition.

In addition, the Common Share Exchange will constitute a disposition by the Resident Holder of the Resident Holder’s Granite Common Shares for the purposes of the Tax Act. On the Common Share Exchange, each Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Granite REIT Units and Granite GP Non-Voting Shares received by the Resident Holder on or as a result of the Common Share Exchange, plus the cost (if any) to the Resident Holder of the Class X Shares issued to the Resident Holder on the Common Share Exchange (determined as described below) less any reasonable costs of disposition, exceeds (or is exceeded by) the Resident Holder’s adjusted cost base of the Granite Common Shares. Any such capital gain or loss will be subject to the normal rules under the Tax Act, generally as described below under “Stapled Units — Taxable Capital Gains and Other Investment Income”. The Granite REIT Units and Granite GP Non-Voting Shares received by a Resident Holder on the Common Share Exchange will have a cost and initial adjusted cost base to the Resident Holder equal to their fair market value as of that time.

The cost and initial adjusted cost base of Class X Shares issued to a Resident Holder on the Common Share Exchange will be equal to the amount, if any, by which the adjusted cost base of the Granite Common Shares disposed of by the Resident Holder on the Common Share Exchange exceeds the fair market value of the Granite REIT Units and Granite GP Non-Voting Shares received by the Resident Holder on the Common Share Exchange.

Class X Share Exchange

The Class X Share Exchange will give rise to a capital gain (or capital loss) to the Resident Holder equal to the amount by which the fair market value of the Granite REIT Units and Granite GP Non-Voting Shares receivable by the Resident Holder on the Class X Share Exchange exceeds (or is exceeded by) the Resident Holder’s adjusted cost base of the Class X Shares (generally determined as described above under “— Common Share Exchange.” Any such capital gain or loss will be subject to the normal rules under the Tax Act, generally as described below under “Stapled Units — Taxable Capital Gains and Other Investment Income”. The Class X Share Exchange will not result in a Resident Holder being deemed to receive a dividend.

The Granite REIT Units and Granite GP Non-Voting Shares received by a Resident Holder on the Class X Share Exchange will have a cost to the Resident Holder equal to their fair market value as of that time (and also an initial adjusted cost base of that amount if (as appears likely) the fair market value of the Granite REIT Units and Granite GP Non-Voting Shares at the time of the Class X Share Exchange is the same as their respective fair market values at the time of the Common Share Exchange).

Conversion

The Conversion of Granite GP Non-Voting Shares to Granite GP Common Shares will not give rise to a disposition of such Granite GP Non-Voting Shares to the Resident Holder, and the adjusted cost base to the Resident Holder of the Resident Holder’s Granite GP Common Shares will be equal to the adjusted cost base of the Resident Holder’s Granite GP Non-Voting Shares immediately before such conversion. The Conversion will not give rise to the receipt of a deemed dividend to the Resident Holder.

Exercise of Dissent Rights

A Resident Holder who disposes of a Granite Common Share on the valid exercise of Dissent Rights, and consequently is paid the fair value thereof by Granite, will be deemed to have received a taxable dividend to the extent that the amount so paid to the Resident Holder exceeds the “paid-up capital” of the share, as computed for the purposes of the Act, estimated by management to be approximately $45 per share. Corporations which otherwise would be deemed to receive a dividend should consult with their tax advisor respecting whether subsection 55(2) of the Tax Act could apply to deem the amount of such deemed dividend to instead be proceeds of disposition.

On such disposition, the Resident Holder will generally realize a capital gain or capital loss equal to the amount by which the proceeds of disposition, less reasonable costs of such disposition and the amount of any dividend deemed to be received by the Resident Holder on the disposition, exceed, or are exceeded by, the adjusted cost base to the Resident Holder of the share.

Stapled Units

The Stapled Units will represent ownership of Granite REIT Units and Granite GP Common Shares.

Allocation of Cost and Proceeds of Disposition of Stapled Units

The cost to a Resident Holder of Granite REIT Units and Granite GP Common Shares acquired in the Plan of Arrangement will be determined as described above under “— Plan of Arrangement”.

A Resident Holder who acquires a Stapled Unit following the Plan of Arrangement will be treated as having acquired the component Granite REIT Unit and Granite GP Common Share, and will be required to allocate the cost of such Stapled Unit between the Granite REIT Unit and the Granite GP Common Share represented by such Stapled Unit. In determining from time to time the adjusted cost base to the holder of Granite REIT Units and Granite GP Common Shares such a holder must average the respective cost of any Granite REIT Unit and Granite GP Common Shares acquired under the Plan of Arrangement with the respective cost of any Granite REIT Units and or Granite GP Common Shares subsequently acquired by the Resident Holder.

A Resident Holder who disposes of a Stapled Unit will be required to make a reasonable allocation of the proceeds of such disposition between the Granite REIT Unit and the Granite GP Common Share represented by the Stapled Unit. The tax implications of such disposition will then be determined as if the Resident Holder had separately disposed of one Granite REIT Unit and one Granite GP Common Share for proceeds of disposition as so allocated.

Distributions on Granite REIT Units

A Resident Holder is generally required to include in computing income the portion of the net income of Granite REIT, including net taxable capital gains (determined for purposes of the Tax Act), that is paid or payable, or deemed to be paid or payable, to the Resident Holder. (However, where such amount is paid or payable, or deemed to be paid or payable, to a Resident Holder in a taxation year of Granite REIT in which it does not qualify for the REIT Exception, such Resident Holder will be deemed in the particular taxation year of the Resident Holder to receive a dividend from a taxable Canadian corporation to the extent that such amount is not deductible in computing the income of Granite REIT by virtue of the SIFT Rules.)

Granite REIT will designate, to the extent permitted by the Tax Act, the portion of taxable dividends received by any subsidiary limited partnership of Granite REIT from any taxable Canadian corporation and allocated to Granite REIT in accordance with the Tax Act as may reasonably be considered to be an amount included in the income of Resident Holders (with the exception of any amounts that already are deemed to be taxable dividends under the SIFT Rules). Any such designated amount will be deemed for purposes of the Tax Act, to be received by the Resident Holders as taxable dividends from the taxable Canadian corporations from which such amounts were derived.

Amounts that are deemed, for purposes of the Tax Act, to be received by the Resident Holders as a taxable dividend as described in the two paragraphs above will be subject to the general rules regarding the taxation of taxable dividends paid by taxable Canadian corporations. Thus, they will be subject to, among other things, the gross-up and dividend tax credit provisions in respect of Resident Holders who are individuals, to the refundable tax under Part IV of the Tax Act in respect of Resident Holders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts), and to the deduction in computing taxable income in respect of Resident Holders that are corporations. In addition, eligible dividends received by a Resident Holder who is an individual will be eligible for an enhanced dividend tax credit. Any amounts received by such a Resident Holder from Granite REIT that are deemed under the SIFT Rules to be taxable dividends will be eligible dividends. Amounts received by a Resident Holder who is an individual that are deemed to be taxable dividends as a result of a designation by Granite REIT also will be eligible dividends provided that the corporate dividend payer makes the required designation to cause such taxable dividend to be an eligible dividend.

Granite REIT will also designate, to the extent permitted by the Tax Act, the portion of the taxable income distributed to Resident Holders as may reasonably be considered to consist of net taxable capital gains of Granite REIT (other than taxable capital gains that are deemed to be taxable dividends under the SIFT Rules, in the event that the REIT Exception were not available). Any such designated amounts will be deemed for tax purposes to be received by Resident Holders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below under “— Taxable Capital Gains and Other Investment Income”. The non-taxable portion of any net capital gains of Granite REIT, the taxable portion of which is so deemed to be paid to a Resident Holder in a taxation year, will not be included in computing such Resident Holder’s income for the year.

Resident Holders may be subject to U.S. withholding tax on the portion of distributions received by them from Granite REIT that are sourced for purposes of the Code to U.S.-source income of that Resident Holder, namely, dividends paid by Granite America. See “Certain United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of Ownership and Disposition of Stapled Units — Ownership and Disposition of Granite REIT Units — Non-U.S. Unitholders.” Granite REIT intends to make designations in respect of Resident Holders’ proportionate share of dividends paid to U.S. Holdco LP by Granite America, so that any such U.S. withholding taxes are recognized for purposes of the Tax Act as if they had been withheld on the corresponding distribution of such income by Granite REIT to the Resident Holders. Any such U.S. withholding taxes that are so deemed to be paid by a Resident Holder will be creditable against tax otherwise payable in the year under the Tax Act on such U.S.-source income subject to the limitations in the Tax Act. The credit will be limited in general terms to the lesser of such U.S. tax paid and the tax payable under the Act on such U.S.-source income. In the case of a Resident Holder who is an individual including a mutual fund trust or other trust, there also will not generally be a credit available to the extent the rate of U.S. withholding tax on such U.S.-source income exceeds 15%, although such excess amount generally will be deductible in computing the income of the individual for purposes of the Tax Act from that source. As such U.S. withholding tax likely will be characterized as a “non-business income tax,” the foreign tax credit must be claimed in the year for which the U.S. tax is paid. The availability of a foreign tax credit may also be affected where a Resident Holder has losses in respect of other sources of income in the U.S. or elsewhere. As a result of various requirements and limitations including those discussed above, a Resident Holder may not receive a full foreign tax credit for U.S. withholding taxes withheld on Granite America dividends out of which Granite REIT distributions are paid to the Resident Holder.

The amount distributed by Granite REIT to Resident Holders in a year may exceed the net income of Granite REIT for tax purposes for that year. Distributions by Granite REIT in excess of its net income for purposes of the Tax Act in a year, including amounts that may reasonably be considered to be distributions of any non-taxable dividends received by Granite LP and allocated to Granite REIT and designated by Granite REIT in respect of the Resident Holder (“non-taxable dividend distributions”), will not generally be included in the Resident Holder’s income for the year. However, a Resident Holder will be required to reduce the adjusted cost base of its Granite REIT Units by the portion of any amount paid or payable to the Resident Holder by Granite REIT (other than the non-taxable portion of certain capital gains the taxable portion of which was designated by Granite REIT for the year as described in the paragraph above and certain non-taxable dividend distributions) that was not included in computing the Resident Holder’s income. A Resident Holder will realize a capital gain to the extent that the adjusted cost base of such holder’s

Granite REIT Units would otherwise be a negative amount, and the adjusted cost base of such units will be deemed to be nil immediately thereafter.

Dividends on Granite GP Common Shares

A Resident Holder who is an individual will be required to include in income any dividend that is received or deemed to be received on the individual’s Granite GP Common Shares, and will be subject to the usual dividend gross-up and dividend tax credit rules (including, where applicable, the rules applicable to enhanced credits in respect of “eligible dividends”) applicable to dividends received from taxable Canadian corporations.

A Resident Holder which is a corporation will be required to include in its income any dividend that it receives or is deemed to receive on its Granite GP Common Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A Resident Holder that is a “private corporation” as defined in the Tax Act, or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or one or more related individuals, may be liable to pay a refundable tax of 33 1/3% on any dividend that it receives or is deemed to receive on its Granite GP Common Shares. Any such tax generally will be refundable to it at the rate of $1 for every $3 of taxable dividends which it pays on its shares.

Dispositions of Granite REIT Units

On the disposition or deemed disposition of a Granite REIT Unit by a Resident Holder, whether on redemption or otherwise, the Resident Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the Granite REIT Units, and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by Granite REIT that is otherwise required to be included in the Resident Holder’s income (such as an amount designated as payable by Granite REIT to a redeeming Resident Holder out of capital gains or income of Granite REIT as described above).

Where Granite REIT Units are redeemed by the transfer of notes of Granite LP to the Resident Holder, the Resident Holder will be considered to have disposed of such Granite REIT Units for proceeds of disposition to the Resident Holder equal to the fair market value of the notes so distributed less any income or capital gain realized by Granite REIT as a result of the redemption of those Granite REIT Units to the extent such income or capital gain is designated by Granite REIT as payable by it to the redeeming Resident Holder. Any such income and the taxable portion of any such capital gain that has been so designated will be required to be included in computing the Resident Holder’s income. The cost of any notes transferred by Granite REIT to a Resident Holder upon a redemption of Granite REIT Units will be equal to the fair market value of the notes at the time of disposition.

Dispositions of Granite GP Common Shares

A Resident Holder who disposes of a Granite GP Common Share (other than on a redemption or repurchase thereof by Granite GP) will generally realize a capital gain or capital loss equal to the amount by which the proceeds of disposition, less reasonable costs of disposition, exceed, or are exceeded by the Granite GP Common Share’s adjusted cost base.

If the disposition of a Granite GP Common Share occurs on a redemption or repurchase of the Granite GP Common Share by Granite GP, the Resident Holder generally will be deemed to have received a taxable dividend equal to the amount by which the allocated proceeds of disposition exceed the “paid-up capital” of the share, as computed for the purposes of the Tax Act, and a capital gain or capital loss equal to the amount by which the paid-up capital of the share exceeds, or is exceeded by, its adjusted cost base. The usual rules applicable to the taxation of taxable dividends will apply to any such deemed dividend. See “— Dividends on Granite GP Common Shares” above.

TAXABLE CAPITAL GAINS AND OTHER INVESTMENT INCOME

One-half of any capital gain realized by a Resident Holder and the amount of any net taxable capital gains designated by Granite REIT in respect of a Resident Holder will be included in the Resident Holder’s income as a taxable capital gain. One-half of any capital loss realized by a Resident Holder on a disposition, or deemed disposition, of Granite REIT Units or Granite GP Common Shares, may generally be deducted only from taxable capital gains of the Resident Holder in the year of disposition, and any excess of one-half of such capital losses over taxable capital gains may generally be deducted in computing taxable income in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that is a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income for the year, including taxable capital gains.

In general terms, net income of Granite REIT paid or payable, or deemed to be paid or payable, to a Resident Holder who is an individual or a trust of a specified type, that is designated as taxable dividends or as net realized capital gains, and capital gains realized on the disposition of Granite REIT Units or Granite GP Common Shares, may increase the Resident Holder’s liability for alternative minimum tax.

Non-Resident Holders

The following portion of the summary applies to a Shareholder (i) who, at all relevant times and for purposes of the Tax Act and any applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada, (ii) whose Granite Securities are not taxable Canadian property as defined in the Tax Act at the time of their disposition, (iii) who does not use or hold, and is not deemed to use or hold, Granite Securities in connection with carrying on a business in Canada, and (iv) who is not carrying on an insurance business in Canada or elsewhere (a “Non-Resident Holder”).

Generally, Granite Common Shares, Granite GP Common Shares and Granite REIT Units will not be taxable Canadian property of a Non-Resident Holder at the time of their disposition provided that (i) at that time the issuer is a mutual fund trust (in the case of a disposition of Granite REIT Units) or shares of any class or series of shares of the issuer are listed on a designated stock exchange such as the TSX (in the case of a disposition of Granite Common Shares or Granite GP Common Shares), (ii) at that time, persons with whom the Non-Resident Holder did not deal at arm’s length, or such Non-Resident Holder, either alone or in combination with such persons, had not owned 25% or more of the issued units, or shares of any class or series, as the case may be, of the issuer, or an interest in, or an option in respect of, any such shares or units, during the 60-month period ending at that time, and (iii) at no time during the 60-month period ending at that time, was more than 50% of the fair market value of such Granite Security derived directly or indirectly from any combination of “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), real or immovable property situated in Canada, and options on and interests in (or, in Quebec, real interests in) the foregoing properties. A Class X Share or Granite GP Non-Voting Share will not be a taxable Canadian property if at the time of its disposition, it satisfies the test described in (iii) of the preceding sentence. Management anticipates that the Granite Securities will satisfy such test described in (iii) on the Effective Date, so that Granite Securities generally will not be considered to be taxable Canadian property at such time. Granite Securities may also be deemed to be taxable Canadian property under other provisions of the Tax Act.

Plan of Arrangement

As is discussed above under “Resident Holders — Reorganization,” management has estimated that the paid-up capital of a Granite Common Share will be approximately $45 at the time of the Common Share Exchange, and consequently does not expect that the redemption of Granite Common Shares on the Common Share Exchange to cause a dividend to be deemed to be paid to the holders of Granite Common Shares for purposes of the Tax Act, although the absence of such a deemed dividend cannot be guaranteed. If a deemed dividend does arise on the Common Share Exchange, a Non-Resident Holder will be subject to Canadian withholding tax under Part XIII of the Tax Act at the rate of 25% on its gross amount, unless such rate is reduced under the provisions of an income tax convention between Canada and the country of residence of the Non-Resident Holder. For example, under the Canada-United States Income Tax Convention (the “U.S. Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States and is entitled to full benefits under the U.S. Treaty (a “Qualifying U.S. Holder”), is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a Qualifying U.S. Holder that is a corporation that beneficially owns at least 10% of Granite’s voting stock, or to 0% in the case of certain tax-exempt organizations who are also Qualifying U.S. Holders.)

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on any disposition, or deemed disposition of Granite Securities under the Plan of Arrangement.

Stapled Units

Stapled Units represent ownership of Granite REIT Units and Granite GP Common Shares.

Distributions on Granite REIT Units

A Non-Resident Holder who holds Granite REIT Units will be subject to Canadian withholding tax under Part XIII of the Tax Act (at the rate of 25%, except as discussed below) on the gross amount of two types of distributions:

(a)

any distributions of income that are paid or credited, or deemed to be paid or credited, in respect of the Granite REIT Unit by Granite REIT other than of amounts designated by Granite REIT to be distributions of net taxable capital gains (and including income distributions in respect of the redemption of Granite REIT Units, and distributions of income by it, should it become subject to the SIFT Rules, that are deemed to be taxable dividends under the SIFT Rules); and

(b)	distributions that are deemed to be made out of the TCP Gains Balance of Granite REIT (described below) where a 5% threshold (also described below) is exceeded.

Granite REIT is required to maintain an account (the “TCP Gains Balance”) to which it must add all gains (and deduct all losses) realized by it from dispositions of taxable Canadian property (including gains or losses realized from the disposition after that time of taxable Canadian property by subsidiary partnerships that are allocated to it in accordance with the Tax Act for completed fiscal periods of the partnerships). Taxable Canadian property includes shares of most corporations resident in Canada that are not listed on a designated stock exchange (such as the TSX), certain interests in trusts and interests in partnerships where, in each case, more than 50% of the fair market value of the share or interest was derived directly or indirectly from real or immovable properties situate in Canada or certain other properties at any time during the 60-month period ending at the time of determination; and also includes real or immovable property situated in Canada and most property used or held in a business carried on in Canada. Where as a result of a designation described above under “Resident Holders — Stapled Units — Distributions on Granite REIT Units,” Granite REIT is deemed to have made a distribution of taxable capital gains then, unless 5% or less of the total of all such amounts designated by Granite REIT in its taxation year is designated in respect of non-residents or partnerships that are not “Canadian partnerships” for purposes of the Tax Act, the lesser of (i) two times the amount so designated in respect of a Non-Resident Holder and (ii) the Non-Resident Holder’s share (as determined under the Tax Act for such purposes) of Granite REIT’s TCP Gains Balance, will be subject to withholding tax under Part XIII of the Tax Act at the same rate as is applicable to an amount paid out of the income of Granite REIT.

Part XIII.2 of the Tax Act imposes a 15% tax on otherwise non-taxable distributions made to non-residents on units or shares of mutual fund trusts and mutual fund corporations that are “Canadian property mutual fund investments”, as defined in Part XIII.2. Such definition includes units of a mutual fund trust which are listed on a designated stock exchange (such as the TSX) and which have more than 50% of their fair market value attributable to real property in Canada, Canadian resource properties or timber resource properties. Management does not currently anticipate that Granite REIT Units will constitute Canadian property mutual fund investments at the time of their transfer or issue to Non-Resident Holders under the Plan of Arrangement. However, changes in the assets of the direct or indirect subsidiaries of Granite REIT could cause the Granite REIT Units to become Canadian property mutual fund investments following the Plan of Arrangement. Non-Resident Holders who are subject to Part XIII.2 withholding should consult with their tax advisors respecting the availability of a refund of such tax.

The 25% rate of withholding tax under Part XIII is subject to reduction pursuant to the provisions of applicable tax conventions. In the case of a distribution paid by Granite REIT to a Non-Resident Holder who is a Qualifying U.S. Holder out of income that arose outside Canada, it is uncertain as to whether the rate of withholding tax imposed under Part XIII of the Tax Act on such distributions is 25%, or whether such rate of withholding tax is reduced to 0% by virtue of the U.S. Treaty. Similarly, it is uncertain whether a distribution paid by Granite REIT to a Qualifying U.S. Holder out of income that arose in Canada would be subject to withholding tax under Part XIII at a rate of 25% or whether such rate would be reduced to 15% by virtue of the U.S. Treaty. Certain tax-exempt organizations who also are Qualifying U.S. Holders may also qualify for a 0% rate of withholding on such distributions. In the case of distributions by Granite REIT to a Qualifying U.S. Holder, management has advised that it anticipates that Granite REIT will withhold on such distributions made by it to Qualifying U.S. Holders from time to time at a rate of 25% unless it understands the current administrative practice of the CRA at the time of a distribution to be that the rate of withholding should be 0% (in the case of distributions made out of income arising outside Canada) or 15% (in the case of income arising in Canada). Where Granite REIT withholds on any such distribution to a Qualifying U.S. Holder at the 25% rate, the Qualifying U.S. Holder should consult with its Canadian tax advisor respecting whether it should file a return with the CRA claiming a refund of such withholding tax.

Dividends on Granite GP Common Shares

In the event that any dividends are paid or credited, or deemed to be paid or credited, on Granite GP Common Shares, they generally will be subject to withholding under Part XIII of the Tax Act, as discussed above under “— Reorganization.”

Dispositions of Granite REIT Units and Granite GP Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition, or deemed disposition, of a Granite REIT Unit or Granite GP Common Share, including on the valid exercise of dissent rights.

EXEMPT PLANS

Provided (a) in the case of Class X Shares, Granite Common Shares are listed on a designated stock exchange, such as the TSX, at the time of issuance of the Class X Shares under the Plan of Arrangement, (b) in the case of Granite GP Non-Voting Shares and Granite GP Common Shares, Granite GP Common Shares are listed on a designated stock exchange at the time of the acquisition of such Securities under the Plan of Arrangement and (c), in the case of Granite REIT Units, Granite REIT qualifies as a mutual fund trust under the Tax Act or the Granite REIT Units are listed on a designated stock exchange, in each case, at the time of their acquisition under the Plan of Arrangement, such Granite Securities will as at the time of their issuance or acquisition under the Plan of Arrangement be qualified investments (for purposes of the Tax Act) for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered disability savings plans, registered education savings plans, tax-free savings accounts (“TFSAs”) and deferred profit sharing plans, each within the meaning of the Tax Act (collectively “Exempt Plans”). However, notes of Granite LP which may be delivered to holders of Granite REIT Units on an in specie redemption of Granite REIT Units will not be qualified investments for Exempt Plans. Accordingly, Exempt Plans that own Granite REIT Units should consult their own tax advisors prior to exercising redemption rights.

Notwithstanding the foregoing, if Granite Securities are “prohibited investments” (as that term is defined in the Tax Act) for a TFSA, an RRSP or a RRIF, a holder of the TFSA, or an annuitant of the RRSP or the RRIF, as the case may be, (each a “Plan Holder”) will be subject to a penalty tax as set out in the Tax Act. Granite Securities will be “prohibited investments” to a TFSA, an RRSP or a RRIF of a Plan Holder who has a “significant interest” (as defined in the Tax Act) in the issuer of such securities (Granite, Granite GP or Granite REIT, as the case may be) or who does not deal at arm’s length, within the meaning of the Tax Act, with the issuer or a Plan Holder who has a significant interest in any corporation, partnership or trust which does not deal at arm’s length, within the meaning of the Tax Act, with the issuer. Investors should consult their own tax advisors in this regard including with respect to any potential relief from the application of the prohibited investment rules under an undated “comfort letter” of the Department of Finance provided in 2012 by it to the Joint Committee on Taxation of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies Ward Phillips & Vineberg, LLP, the following summary describes the material U.S. federal income tax consequences to Granite Common Shareholders and Stapled Unitholders (together, for purposes of this discussion, “Unitholders”) of the Arrangement and the ownership and disposition of Stapled Units following the Effective Date of the Arrangement. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences different from those discussed below. Granite has not obtained, nor does Granite intend to obtain, any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary applies only to Unitholders that hold the Granite Common Shares, and (following the implementation of the Arrangement) Stapled Units, as capital assets, within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any non-United States, state or local jurisdiction. In addition, this summary does not address all tax considerations that may be applicable to a particular Unitholder’s circumstances or to Unitholders that may be subject to special tax rules, including, without limitation, Unitholders subject to the alternative minimum tax, banks, insurance companies or other financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, controlled foreign corporations, passive foreign investment companies, Unitholders who own (directly, indirectly or constructively) 10% or more of either Granite’s voting stock before the Arrangement or the Stapled Units after the Arrangement, Unitholders whose “functional currency” is not the United States dollar, partnerships or other pass-through entities for U.S. federal income tax purposes, Unitholders holding Common Shares or Stapled Units as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction, or Unitholders deemed to sell Common Shares or Stapled Units under the constructive sale provisions of the Code.

This summary applies to both U.S. Unitholders and Non-U.S. Unitholders. For purposes of this discussion, a U.S. Unitholder is a beneficial owner of Common Shares or Stapled Units that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if its administration is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust, or if it has made a valid election under applicable Treasury regulations to be treated as a U.S. person. A Non-U.S. Unitholder is a beneficial owner of Common Shares or Stapled Units other than a U.S. Holder.

Special rules may apply in the case of a Non-U.S. Unitholder that (i) has an office or fixed place of business in the U.S., (ii) is an individual present in the U.S. for 183 days or more in a taxable year, (iii) is a former citizen of the United States, (iv) is a foreign insurance company that is treated as holding a partnership interest in Granite REIT in connection with its U.S. business, (v) is a PFIC or (vi) is a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Unitholders are urged to contact their tax advisors regarding the application of these special rules.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares or Stapled Units, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner of a partnership holding Common Shares or Stapled Units should consult its own tax advisor regarding the tax consequences of the Arrangement and the ownership of Stapled Units.

All Unitholders are urged to consult their own tax advisor with regard to the application of the U.S. federal income tax laws, as well as the application of non-income tax laws and the laws of any state, local or non-United States taxing jurisdiction, to their particular situation.

CIRCULAR 230 DISCLOSURE

In compliance with U.S. Treasury Department Circular 230, which provides rules governing certain conduct of U.S. tax advisors giving advice with respect to U.S. tax matters, please be aware that: (i) any U.S. federal tax advice contained in this Circular (including any attachments) is not intended to be used and cannot be used by you or any other person for the purpose of avoiding penalties that may be imposed under the Code; (ii) such advice was prepared in the expectation that it may be used in connection with the promotion or marketing (within the meaning of U.S. Treasury Department Circular 230) of the Arrangement; and (iii) Unitholders should seek advice based on their particular circumstances from an independent tax advisor.

CLASSIFICATION OF THE STAPLED UNITS, GRANITE REIT AND GRANITE GP FOR U.S. FEDERAL INCOME TAX PURPOSES

Characterization of the Stapled Units

The Granite REIT Units and the Granite GP Common Shares should be treated as two separate instruments traded together, in the form of the Stapled Units. Although the Granite REIT Units and the Granite GP Common Shares will trade together as Stapled Units, the Stapled Units will be separated into the separate components of which they are comprised if an Event of Uncoupling occurs.

Since the Stapled Units consist of interests in two separate entities and can be separated upon an Event of Uncoupling, the Granite REIT Units and the Granite GP Common Shares should be treated for U.S. federal income tax purposes as two separate instruments, rather than as a single instrument. However, there is a limited amount of legal authority addressing the characterization of stapled financial instruments and, accordingly, there can be no assurance that the IRS will agree with this conclusion or that this position would prevail if the IRS were to challenge this conclusion.

Although the Granite REIT Units are in fact stapled to the Granite GP Common Shares, Granite has also considered whether the Granite GP Common Shares could be treated as effectively stapled under Code section 269B to Granite America. Granite America will, effective for 2013, elect to be treated as a REIT for U.S. federal income tax purposes. If Granite GP were treated as stapled to Granite America, Granite America and Granite GP could be treated as one entity, which could potentially result in Granite America failing to qualify as a REIT. Because Granite GP and Granite America are not in fact stapled, the “anti-stapling” rules of Code section 269B should not apply. However, there can be no assurance that the IRS would not successfully assert a contrary position, which could result in a reduction in cash flow and after-tax return for holders of Granite REIT Units and thus could result in a reduction of the value of those Units.

The remainder of this discussion assumes that the Stapled Units will be treated as two separate instruments and that they will not be treated as stapled entities for purposes of section 269B of the Code.

Classification of Granite REIT as a Partnership

Under the general entity classification rules for U.S. tax purposes, a foreign business trust is generally considered to be a business entity, and if it has more than one owner, it is by default treated as association taxable as a corporation if all of its members have limited liability. Ontario law provides explicitly that unitholders of trusts like Granite REIT are not liable for debts of the trust, so its unitholders have limited liability under Ontario law. As a result, Granite REIT would be treated under the default rules as a corporation for U.S. federal income tax purposes. However, Granite REIT will elect to be treated as a partnership for U.S. federal income tax purposes.

An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (i) interests in the partnership are traded on an established securities market or (ii) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof.

Granite REIT intends to apply to list the Stapled Units on the NYSE, and the TSX has conditionally approved the substitutional listing of the Stapled Units. Accordingly, whether Granite REIT is treated as a partnership in a particular year for U.S. federal income tax purposes depends on whether Granite REIT can meet the “Qualifying Income Exception” in each taxable year.

Granite REIT will meet the Qualifying Income Exception if at least 90% of Granite REIT’s gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the Investment Company Act of 1940, as amended. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

Granite REIT intends to manage its affairs so that Granite REIT meets the Qualifying Income Exception in each taxable year. If Granite REIT fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, or if Granite REIT is required to register under the 1940 Act, Granite REIT will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which Granite REIT fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed the stock to the holders of Granite REIT Units in liquidation of their interests in Granite REIT. This contribution and liquidation should generally be tax-free to holders so long as Granite REIT does not have liabilities in excess of the tax basis of its assets. Thereafter, Granite REIT would be treated as a corporation for U.S. federal income tax purposes.

If Granite REIT were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, Granite REIT’s items of income, gain, loss and deduction would be reflected only on Granite REIT’s tax return rather than being passed through to holders of Granite REIT Units, and Granite REIT would be subject to U.S. corporate income tax on Granite REIT’s U.S.-source income or income effectively connected with a U.S. trade or business. In particular, dividends and interest received by Granite REIT from Granite America would be taxable to Granite REIT. Distributions made to holders of Granite REIT Units would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation, to the extent of Granite REIT’s current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the Unitholder’s tax basis in the common units, or as taxable capital gain, after the holder’s basis is reduced to zero. Accordingly, treatment as a corporation could materially reduce a holder’s after-tax return and thus could result in a substantial reduction of the value of the Stapled Units.

If at the end of any taxable year Granite REIT fails to meet the Qualifying Income Exception, Granite REIT may still qualify as a partnership if it is entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent, and (iii) Granite REIT agrees to make such adjustments (including adjustments with respect to our partners) or to pay such amounts as are required by the IRS. It is not possible to state whether Granite REIT would be entitled to this relief in any or all circumstances. Even if this relief provision applies and Granite REIT retains its partnership status, Unitholders of Granite REIT Units (during the failure period) will be required to pay such amounts as are determined by the IRS.

The remainder of this summary assumes that Granite REIT will be treated as a partnership for U.S. federal income tax purposes.

Classification of Granite GP as a Corporation

Granite GP, a Canadian corporation, will be treated under the default entity classification rules as a corporation for U.S. federal income tax purposes. Accordingly, subject to the discussion below entitled “Passive Foreign Investment Considerations,” Granite GP’s items of income, gain, loss and deduction will be reflected only on Granite GP’s tax return rather than being passed through to holders of Stapled Units, and Granite GP will be subject to U.S. corporate income tax on Granite GP’s taxable income. Distributions made to holders of Stapled Units that are attributable to the Granite GP Common Shares would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation, to the extent of Granite GP’s current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the Unitholder’s tax basis in the common units, or as taxable capital gain, after the holder’s basis is reduced to zero. Because the portion of the assets held by Granite GP is not significant, it is not expected that the U.S. federal income tax paid by Granite GP or the amount of dividends distributed on the Granite GP Common Shares will be material. Accordingly, the remainder of this summary primarily addresses the consequences of holding Granite REIT Units.

Treatment of the U.S. Hypothec as Debt

Granite believes that for U.S. federal income tax purposes, the hypothec outstanding from Granite America to Granite LP (the “U.S. Hypothec”) should be treated as debt, and Granite America intends to deduct from its income the amount of interest it pays with respect to the U.S. Hypothec, to the extent such deductions are available under U.S. tax law. The determination of whether an instrument is treated as debt or equity for U.S. federal income tax purposes is based on all of the facts and circumstances. There is no clear statutory definition of debt. Instead, the characterization of an instrument as debt or equity is governed by principles developed in case law, which analyzes numerous factors that are generally intended to identify the economic substance of the investor’s interest in the corporation. Generally, no single factor is controlling and the weight given to any factor depends upon all the facts and circumstances. Factors often cited include: (i) whether the instrument in question is an unconditional obligation to pay a sum certain; (ii) whether the instrument has significant equity-like characteristics (e.g., convertibility into the stock of the corporation, participation rights, voting power, subordination to other creditors); (iii) whether the issuer is thinly capitalized, taking into account the issuer’s debt to equity ratio; and (iv) whether there is an identity of interest between the holder of the instrument and stockholders of the issuer.

Granite REIT believes that the U.S. Hypothec should be treated as debt for U.S. federal income tax purposes; however, no assurances can be given that this treatment will be respected. Granite has not obtained an opinion from tax counsel that the U.S. Hypothec will be treated as debt.

If the U.S. Hypothec were to be treated for U.S. federal income tax purposes as equity rather than debt, as discussed below under “Distributive Share of Granite REIT’s U.S.-Source Interest Income,” Non-U.S. Unitholders could be subject to withholding taxes with regard to payments made on the U.S. Hypothec.

The consequences to U.S. and Non-U.S. Unitholders described below assume that the U.S. Hypothec will be treated as debt for U.S. federal income tax purposes.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT

Exchange of Granite Common Shares for Stapled Units and Class X Shares

U.S. Unitholders

Under a series of steps pursuant to the Arrangement, Granite Shareholders will receive Stapled Units in exchange for their Granite Common Shares. For U.S. Unitholders, part of this exchange will be considered taxable, and part of it should not be subject to U.S. tax.

For U.S. federal income tax purposes, the initial receipt of Granite Common Shares in exchange for Stapled Units will be treated as a distribution by Granite of Stapled Units and will be taxable to U.S. Unitholders under the rules generally applicable to the distribution of property by a corporation to its shareholders. U.S. Unitholders will be required to include the fair market value of the Stapled Units received pursuant to this step of the Arrangement in gross income as a dividend to the extent of the current and accumulated “earnings and profits” of Granite (including any gain recognized by Granite on its disposition of the Stapled Units, as described below). U.S. Unitholders thus will be required to recognize dividend income and pay taxes thereon, irrespective of the fact that the U.S. Unitholders are not receiving a distribution of cash and irrespective of whether such Unitholders will have realized an economic gain upon the receipt of Stapled Units in exchange for Granite Common Shares. The receipt of Class X Shares, however, should be treated as a nontaxable transitory step that is disregarded.

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations”, the distribution of Stapled Units generally would constitute “qualified dividend income” under current law, which is set to expire on December 31, 2012. Because the distribution of Stapled Units is expected to take place on December 31, 2012, a 15% tax rate will apply to the taxable dividend distribution of Stapled Units under the Arrangement if certain holding period and other requirements are met. This dividend will not be eligible for the dividends received deduction available to U.S. corporations.

To the extent that the fair market value of Stapled Units distributed is in excess of Granite’s current and accumulated earnings and profits, the distribution of Stapled Units will be treated, first, as a non-taxable return of capital to the extent of each U.S. Unitholder’s basis in its Granite Common Shares, and then as a taxable exchange of Granite Common Shares for Stapled Units.

Upon the transfer of Class X Shares to Granite REIT (and Granite REIT’s immediate assignment of such shares to Granite LP) in exchange for additional Granite REIT Units, a U.S. Unitholder will be deemed to transfer its remaining Granite Common Shares (i.e., those that were not exchanged for Stapled Units, as described immediately above) to Granite REIT, which should be considered a non-taxable contribution to a partnership for U.S. federal income tax purposes. U.S. Unitholders should not recognize gain or loss on this contribution of Class X Shares to Granite REIT.

A U.S. Unitholder’s initial tax basis in the Stapled Units initially received in exchange for Granite Common Shares will be equal to the fair market value of such Stapled Units on the date of distribution of the Stapled Units. A U.S. Unitholder’s holding period for the Stapled Units received in exchange for Granite Common Shares will begin on the day after the date of distribution.

A U.S. Unitholder’s basis in its Stapled Units received on the contribution of Class X Shares to Granite REIT will be equal to the U.S. Unitholder’s basis in the Class X Shares so contributed (i.e., its basis in the remaining Granite Common Shares). A U.S. Unitholder’s holding period in its Stapled Units received on the contribution of Class X Shares to Granite REIT will be equal to the U.S. Unitholder’s holding period in the Class X Shares (i.e., remaining Granite Common Shares) so contributed.

Each U.S. Unitholder should allocate its basis among the Granite GP Common Shares and the Granite REIT Units received in accordance with the fair market value of those interests, but the fair market value of the Granite GP Units is not expected to be material.

Each U.S. Unitholder will be required to calculate its basis in its Stapled Units received pursuant to the separate steps of the Arrangement, as discussed above. However, because a partner in a partnership generally has a single basis in its partnership interest for U.S. federal income tax purposes, each U.S. Unitholder will have a combined basis in its Granite REIT Units, reflecting the sum of those two basis figures as allocated to Granite REIT Units. Each U.S. Unitholder’s basis in its Granite REIT Units thus will be equal to the aggregate of the basis that such Unitholder obtained in the taxable exchange of Common Shares for Granite REIT Units and the contribution of Class X Shares to Granite REIT.

A U.S. Unitholder will not have a single holding period for all of its Granite REIT Units. Instead, each U.S. Unitholder will need to separately track its holding period for the Granite REIT Units obtained in (i) the taxable exchange of Granite Common Shares for Granite REIT Units and (ii) the contribution of Class X shares to Granite REIT described herein.

Because the exchange of Granite Common Shares for Stapled Units should be considered, at least in part, a dividend for U.S. tax purposes, U.S. Unitholders will be subject to backup withholding tax if the U.S. Unitholder fails to furnish its correct taxpayer identification number (in the case of a U.S. Unitholder that is an individual, its social security number) and certain certifications (generally on a Form W-9). U.S. Unitholders will be required to furnish such information on the Form W-9.

Non-U.S. Unitholders

A Non-U.S. Unitholder will not be subject to U.S. federal income tax on its receipt of Stapled Units pursuant to the Arrangement, unless the distribution is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Unitholder, and the distribution is attributable to a permanent establishment maintained by the Non-U.S. Unitholder in the United States if that is required by an applicable tax treaty as a condition for subjecting such Non-U.S. Unitholder to U.S. taxation on a net income basis. In that case, the amount and character of the distribution will be determined in accordance with the same rules applicable to U.S. Unitholders, above.

Granite

Granite’s purchase of Granite Common Shares from the Unitholders in exchange for Stapled Units will be treated as a taxable distribution of property by a corporation to its shareholders. Granite will be required to recognize gain to the extent that the fair market value of Granite’s interest in the Granite America shares distributed exceeds its adjusted tax basis in such interest. However, Granite believes that it will have sufficient losses available to offset such gain on the distribution, and as a result, Granite should not be subject to any tax on the distribution of Stapled Units.

Conversion of Granite GP Non-Voting Shares into Granite GP Common Shares

The conversion of Granite GP Non-Voting Shares into Granite GP Common Shares in connection with the Arrangement should not give rise to U.S. federal income tax for U.S. or Non-U.S. Unitholders. Each Unitholder’s basis and holding period in the Granite GP Common Shares will be equal to its basis and holding period in the Granite GP Non-Voting Shares exchanged therefor.

Exercise of Dissent Rights

U.S. Unitholders

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations,” a U.S. Unitholder who disposes of Granite Common Shares on the valid exercise of its Dissent Rights in exchange for the fair market value thereof will recognize gain or loss equal to the difference, if any, between the amount realized and the U.S. Unitholder’s tax basis in the Granite Common Shares sold. The amount realized will be measured by the sum of the cash or the fair market value of other property received. Under current laws, such gain would generally be treated as capital gain and would be long-term capital gain if the U.S. Unitholder’s holding period for its Granite Common Shares exceeds one year.

Non-U.S. Unitholders

A Non-U.S. Unitholder will not be subject to U.S. federal income tax with respect to a disposition of its Granite Common Shares in accordance with a valid exercise of its Dissent Rights, unless the disposition is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Unitholder, and the disposition is attributable to a permanent establishment maintained by the Non-U.S. Unitholder in the United States if that is required by an applicable tax treaty as a condition for subjecting such Non-U.S. Unitholder to U.S. taxation on a net income basis. In that case, the amount and character of the gain or loss related to the disposition will be determined in accordance with the same rules applicable to U.S. Unitholders, above.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNERSHIP AND DISPOSITION OF STAPLED UNITS

Separation of the Stapled Units

If an Event of Uncoupling occurs, holders should not recognize gain or loss upon the separation of the Stapled Units into their separate components. Holders should continue to take into account items of income or deduction otherwise includible or deductible, respectively, with respect to the Granite REIT Units and the Granite GP Common Shares, and Unitholders’ tax basis in their Granite REIT Units and Granite GP Common Shares should not be affected by the separation.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through and related person rules, (i) 75% or more of the corporation’s gross income for such taxable year is passive income or (ii) on average, 50% or more of the assets held by the corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Among other special rules, income from working capital, such as interest, generally is considered passive income. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% (by value) stock interest.

Based on the income, assets and business to date of Granite and its subsidiaries, Granite believes that it and its subsidiaries (and, following the Arrangement, subsidiaries of Granite REIT) should not be classified for U.S. federal income tax purposes as PFICs. However, Granite REIT has not obtained an opinion of tax counsel on this matter, and the determination of whether a corporation is a PFIC is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually. Additionally, the analysis depends, in part, on complex U.S. federal income tax rules which are subject to varying interpretations and with respect to which there is limited authoritative guidance from the IRS. Consequently, there can be no assurances regarding the PFIC status of Granite, any of its subsidiaries, Granite GP, or any subsidiaries of Granite REIT (each, a “Relevant PFIC Entity”) for any prior tax year or the current year.

If a Relevant PFIC Entity were treated as a PFIC, the U.S. federal income tax consequences to a U.S. Unitholder of the acquisition, ownership, and disposition of Common Shares or Stapled Units, as the case may be, will depend on whether such U.S. Unitholder was eligible to make and actually made an election to treat the Relevant PFIC Entity as a “qualified electing fund” or “QEF” (a “QEF Election”) or has made a “mark-to-market election” (a “Mark-to-Market Election”) with respect to its Granite Common Shares or Stapled Units, as the case may be. A U.S. Unitholder that did not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

If a Relevant PFIC Entity were considered a PFIC, a Non-Electing U.S. Holder will be subject to the default PFIC rules with respect to (a) any gain recognized on the sale or other taxable disposition (including a pledge) of Granite Common Shares or Stapled Units and (b) any “excess distribution” received on the Granite Common Shares or Stapled Units. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the shorter of the three preceding tax years or a U.S. Unitholder’s holding period for the shares of the Relevant PFIC Entity). In the context of Stapled Units, gain recognized on the disposition of Stapled Units and a distribution to a U.S. Unitholder on Stapled Units will only be subject to the default PFIC rules to the extent that such gain or distribution is attributable to the U.S. Unitholder’s direct or indirect ownership interest in the Relevant PFIC Entity.

Any gain recognized on the sale or other taxable disposition of shares of a PFIC (including an indirect disposition of offered shares of a subsidiary PFIC), and any excess distribution received on such shares (or a distribution by a subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Unitholder) must be ratably allocated to each day of a Non-Electing U.S. Holder’s holding period for the shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the first taxable year in which the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If a Relevant PFIC Entity is considered a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares or Stapled Units, such entity will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether that company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Granite Common Shares or Stapled Units if the Relevant PFIC Entity ceases to be a PFIC and the Non-Electing U.S. Holder makes a “deemed sale” election with respect to such Granite Common Shares or Stapled Units. If such election is made, the U.S. Unitholder will be deemed to have sold such Granite Common Shares or Stapled Units on the last day of the last tax year for which the Relevant PFIC Entity was a PFIC, and such U.S. Unitholder will recognize gain from such deemed sale (which will be taxed as discussed above). After the deemed sale election, a Non-Electing U.S. Holder’s Granite Common Shares or Stapled Units with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless any of the entities in which the Non-Electing U.S. Holder holds an interest subsequently become a PFIC.

A U.S. Unitholder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Granite Common Shares or Stapled Units begins generally, will not be subject to the default PFIC rules discussed above with respect to its Granite Common Shares or Stapled Units. However, a U.S. Unitholder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Unitholder’s pro rata share of (a) the relevant PFIC’s net capital gain, which will be taxed as long-term capital gain to such U.S. Unitholder, and (b) the relevant PFIC ordinary earnings, which will be taxed as ordinary income to such U.S. Unitholder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Unitholder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which a Relevant PFIC Entity is considered a PFIC, regardless of whether such amounts are actually distributed to such U.S. Unitholder with respect to its Granite Common Shares or Stapled Units. However, for any tax year in which a Relevant PFIC Entity is considered a PFIC and such entity has no net income or gain, U.S. Unitholders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Unitholder that made a QEF Election has an income inclusion, such a U.S. Unitholder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Unitholder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Unitholder that makes a QEF Election generally (a) may receive a tax-free distribution of “earnings and profits” that were previously included in income by the U.S. Unitholder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in its shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Unitholder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of its shares in a Relevant PFIC Entity. The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the shares in which the Relevant PFIC Entity was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election by the U.S. Unitholder. If a U.S. Unitholder makes a QEF Election and, in a subsequent tax year, Relevant PFIC Entity ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the relevant entity is not a PFIC. Accordingly, if any of such Relevant PFIC Entities becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Unitholder will be subject to the QEF rules described above during a subsequent tax year in which the Relevant PFIC Entity qualifies as a PFIC.

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Unitholder generally makes a QEF Election by attaching an appropriately completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. In order to comply with the requirements of a QEF Election, a U.S. Holder must receive certain information from Granite REIT regarding its Stapled Units. Currently, Granite REIT is not undertaking to provide such information to its Unitholders.

Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to any Relevant PFIC Entity.

A U.S. Unitholder may make a Mark-to-Market Election with respect to its shares of a PFIC only if such shares are considered marketable stock. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Granite Common Shares and the Granite GP Common Shares are “regularly traded” as discussed in the preceding sentence, such shares are expected to be marketable stock. The subsidiaries of Granite or Granite REIT will not be considered marketable stock, so the Mark-to-Market Election will not be available with respect to shares of such entities.

A U.S. Unitholder that makes a Mark-to-Market Election with respect to its Granite or Granite GP Common Shares generally will not be subject to the default PFIC rules discussed above. A U.S. Unitholder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Granite was a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Unitholder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Unitholder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares as of the close of such tax year (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Unitholder that makes a Mark-to-Market Election generally also will adjust such U.S. Unitholder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Unitholder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election with respect to its Granite or Granite GP Common Shares.

Although a U.S. Unitholder may be eligible to make a Mark-to-Market Election with respect to the Granite or Granite GP Common Shares, no such election may be made with respect to the stock of any subsidiary PFIC of Granite REIT that a U.S. Unitholder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of subsidiary PFIC stock or distributions from a subsidiary PFIC.

The IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Unitholder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Unitholder may vary based on the manner in which common shares are transferred. Certain additional adverse rules will apply with respect to a U.S. unitholder if a Relevant PFIC Entity is considered a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of the shares of the Relevant PFIC Entity.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Unitholder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Unitholder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement and the acquisition, ownership, and disposition of Stapled Units.

Ownership and Disposition of Granite REIT Units

U.S. Unitholders

For U.S. federal income tax purposes, a U.S. Unitholder’s allocable share of Granite REIT’s items of income, gain, loss, deduction or credit will be determined in accordance with each U.S. Unitholder’s interest in Granite REIT. Granite REIT intends to prepare U.S. tax returns based on such allocations and will provide U.S. Unitholders with Schedule K-1s.

Because Granite REIT only holds interests in Granite America and its other non-U.S. subsidiaries (including Canadian Realty LP, which will elect to be a corporation for US tax purposes), Granite REIT expects that its income will constitute dividends, interest, and gain or loss on the disposition of its interests in its subsidiaries.

Granite REIT may derive taxable income from investments that is not matched by a corresponding distribution of cash. This could occur, for example, if Granite REIT used cash to reduce debt instead of distributing profits. In addition, special provisions of the Code may affect the timing of Granite REIT’s income, requiring Granite REIT to recognize taxable income before receiving cash attributable to such income. Accordingly, although Granite REIT intends to make monthly cash distributions (see “The Arrangement — Effect of the Arrangement — Effect on Distributions”), it is possible that the U.S. federal income tax liability of a U.S. Unitholder with respect to its allocable share of Granite REIT’s income for a particular taxable year could exceed the cash distribution to the U.S. Unitholder for the year, thus giving rise to an out-of-pocket tax liability for the U.S. Unitholder.

Basis

U.S. Unitholders will have an initial tax basis for their Granite REIT Units as discussed above under the heading “U.S. Federal Income Tax Consequences of the Arrangement.” Each U.S. Unitholder’s basis will be increased by such Unitholder’s share of Granite REIT’s income and by increases in such Unitholder’s share of Granite REIT’s liabilities, if any. Each U.S. Unitholder’s basis will be decreased, but not below zero, by distributions from Granite REIT, by such Unitholder’s share of Granite REIT’s losses and by any decrease in its share of Granite’s liabilities.

U.S. Unitholders who acquire Granite REIT Units in separate transactions must combine the basis of those units and maintain a single adjusted tax basis for all those units. Upon a sale or other disposition of less than all of the Granite REIT Units, a portion of that tax basis must be allocated to the common units sold.

U.S. Unitholders who acquire Granite REIT Units in separate transactions must separately track the holding period for the Granite REIT Units obtained in such transactions.

Limitation on Deductions

A U.S. Unitholder’s deduction of its share of Granite REIT’s losses will be limited to such Unitholder’s tax basis in its Granite REIT Units. For U.S. Unitholders that are individuals, trusts or certain types of corporations, the ability to utilize any tax losses generated by Granite REIT may be limited under the “at risk” limitation in Section 465 of the Code, the passive activity loss limitation in Section 469 of the Code and/or other provisions of the Code. Furthermore, in the case of U.S. Unitholders that are individuals or trusts, the ability to utilize certain specific items of deduction attributable to the investment activities of Granite REIT may be limited under the investment interest limitation in Section 163(d) of the Code, the 2% floor on miscellaneous itemized deductions in Section 67 of the Code, the phase-out of itemized deductions in Section 68 of the Code and/or other provisions of the Code. Organizational and operating expenses of Granite REIT, as well as certain investment expenses of Granite REIT, to the extent not attributable to a trade or business, may be treated as miscellaneous itemized deductions or may be required to be capitalized. In addition, syndication expenses of Granite REIT (including expenses attributable to the issuing and marketing of Stapled Units) must be capitalized and cannot be amortized or otherwise deducted. U.S. Unitholders should consult with their own tax advisors regarding the applicability of these (and other) limitations.

Dividend and Interest Income

A U.S. Unitholder’s share of Granite REIT’s dividend and interest income will be treated as investment income. Interest income will be taxed as ordinary income. Under current law, which is set to expire on December 31, 2012, “qualified dividend income” received in taxable years beginning on or before December 31, 2012 is subject to tax at the rates applicable to adjusted net capital gain, discussed below. Generally, qualified dividend income consists of dividends received from U.S. corporations and from certain foreign corporations, including foreign corporations whose shares are listed on an established securities market in the United States. It is expected that the dividends received by Granite REIT from its non-U.S. subsidiaries would constitute qualified dividend income for individual U.S. Unitholders if current law is extended. If current law is not extended, a U.S. Unitholder’s share of Granite REIT’s dividend income will be taxed as ordinary income.

Cash distributions received by Granite REIT with respect to stock held by it, other than “qualified dividend income,” discussed above, will be taxable as ordinary income to the extent that the distributing corporation has either current or accumulated earnings and profits for tax purposes. Distributions from Granite America will not constitute qualified dividend income, and, as such, ordinary dividends from Granite America will be taxable as ordinary income under this rule. Granite America does not intend to make capital gain distributions.

Distributions received by Granite REIT in excess of the distributing corporation’s current or accumulated earnings and profits will be treated as a return of capital and will reduce the basis in such stock, thus increasing the gain (or decreasing the loss) which may be realized on a sale or exchange of such stock. To the extent such distributions exceed the basis in the stock, such excess will be taxed as capital gain. Generally, a distribution paid in stock of the distributing corporation with respect to common stock does not result in the recognition of gross income by the recipient.

Treatment of Distributions

Distributions of cash by Granite REIT generally will not be taxable to a U.S. Unitholder to the extent of its adjusted tax basis (described above) in its Granite REIT units. Any cash distributions in excess of a U.S. Unitholder’s adjusted tax basis generally will be considered to be gain from the sale or exchange of Granite REIT Units (as described below). Under current laws, such gain would generally be treated as capital gain and would be long-term capital gain if the U.S. Unitholder’s holding period for its Granite REIT Units exceeds one year. A reduction in a U.S. Unitholder’s allocable share of Granite REIT’s liabilities, and certain distributions of marketable securities, are treated similar to cash distributions for U.S. federal income tax purposes.

A redemption of some (but not all) of a U.S. Unitholder’s Granite REIT Units for cash will be treated as a distribution and taxed as discussed herein.

Disposition or Redemption of Granite REIT Units

U.S. Unitholders will recognize gain or loss on a sale or exchange of Granite REIT Units, including a full redemption of a U.S. Unitholder’s Units, equal to the difference, if any, between the amount realized and the

U.S. Unitholder’s tax basis in the Granite REIT Units sold. The amount realized will be measured by the sum of the cash or the fair market value of other property received plus the U.S. Unitholder’s share under the partnership tax rules of Granite REIT’s liabilities, if any. The U.S. Unitholder’s adjusted tax basis will be adjusted for this purpose by its allocable share of Granite REIT’s income or loss for the year of such sale or other disposition. Subject to application of the rules discussed under the heading “Passive Foreign Investment Company Considerations” above and the discussion below concerning Section 751 of the Code, gain or loss recognized by a U.S. Unitholder on the sale or exchange of its Granite REIT Units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the U.S. Unitholder held all of its Granite REIT Units for more than one year on the date of such sale or exchange.

Under Section 751 of the Code, if a U.S. Unitholder’s Granite REIT Units are redeemed in whole or in part , a portion of the cash or other property received in the redemption will generally be considered received in exchange for the Interests’ allocable share of the “unrealized receivables” (including, among others, market discount and certain depreciation recapture) and substantially appreciated “inventory items.” The U.S. Unitholder will generally be required to recognize ordinary income or loss equal to the redeemed Interests’ share of any appreciation or depreciation in respect of such unrealized receivables and substantially appreciated inventory items.

Foreign Currency Gain or Loss

Under the Code, all determinations are generally required to be made in a taxpayer’s functional currency. For most U.S. Unitholders, their functional currency will be the U.S. dollar. Granite REIT’s functional currency is the Canadian dollar.

The functional currency of a taxpayer or a “qualified business unit” (“QBU”) of a taxpayer is relevant when applying certain foreign currency provisions of the Code (for example, Code Section 987 and Code Section 988). For purposes of the foreign currency rules, a QBU includes a separate trade or business owned by a partnership such as Granite REIT in the event separate books and records are maintained for that separate trade or business. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses primarily are determined in a currency other than the U.S. dollar will have a non-U.S. dollar functional currency.

Because Granite REIT’s functional currency is the Canadian dollar, U.S. Unitholders whose functional currency is the U.S. Dollar may recognize gains and/or losses pursuant to Code Section 987 as a result of holding their interest in Granite REIT, including upon distributions from Granite REIT. U.S. Unitholders are encouraged to consult with their own tax advisors regarding foreign currency gain or loss.

Foreign Tax Credit Limitations

A U.S. Unitholder will generally be entitled to a foreign tax credit with respect to such Unitholder’s allocable share of creditable foreign taxes paid on Granite REIT’s income and gains. Complex rules may, depending on each U.S. Unitholder’s particular circumstances, limit the availability or use of foreign tax credits. Gains from the sale of Granite REIT’s foreign investments may be treated as U.S.-source gains. Consequently, U.S. Unitholders may not be able to use foreign tax credits arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Certain losses that Granite REIT incurs may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available.

Non-U.S. Unitholders

For U.S. federal income tax purposes, a Non-U.S. Unitholder’s allocable share of Granite REIT’s items of income, gain, loss, deduction or credit will be determined in accordance with each Non-U.S. Unitholder’s interest in Granite REIT. Granite REIT intends to prepare tax returns based on such allocations. Non-U.S. Unitholders generally should not be subject to U.S. federal income tax on income that is not considered from U.S. sources.

Distributive Share of Granite REIT’s U.S.-Source FDAP

Nonresident alien individuals and a foreign corporations are generally subject to U.S. federal income tax on fixed or determinable, annual or periodic income (“FDAP”) received from U.S. sources, including U.S.-source dividends to the extent not effectively connected with the conduct of a U.S. trade or business. U.S.-source FDAP is generally subject to 30 percent U.S. withholding tax applied to the gross amount (with no allowance for deductions) of FDAP unless a lower rate applies to the gross amount of FDAP under an applicable U.S. treaty.

Ordinary dividends from Granite America that are not considered income that is effectively connected with a U.S. trade or business (“ECI”) for U.S. tax purposes will be considered U.S.-source FDAP and should be subject to the rules discussed herein. Likewise, provided the U.S. Hypothec is respected as debt for U.S. federal income tax purposes, interest payments on the U.S. Hypothec outstanding between Granite America and Granite LP will be considered U.S.-source FDAP; however, such interest payments generally should be considered exempt from U.S. tax based on the Portfolio Interest Exemption (defined below), discussed under the heading “Distributive Share of Granite REIT’s U.S.-Source Interest Income.”

The 30 percent tax on the gross amount of U.S.-source FDAP payments to a nonresident alien individual or foreign corporation is generally collected through withholding at source. Withholding at source is also required when U.S.-source FDAP payments are made to a partnership, such as Granite REIT (or a subsidiary partnership of Granite REIT), which is organized outside the United States and which has foreign partners. Withholding is generally required at a 30 percent rate, unless a lower rate applies under an applicable U.S. tax treaty and certain documentation requirements are met. The documentation requirements are generally designed to provide withholding agents with sufficient information to enable them to allocate income amongst partners, to identify the beneficial owners of the income and to establish such beneficial owners’ residence and entitlement to a treaty-reduced rate of withholding for U.S. federal income tax purposes. A withholding agent that has deducted and withheld U.S. federal income tax on FDAP on behalf of Granite REIT is required to file information Form 1042-S on behalf of Granite REIT with respect to each Unitholder to whom a payment was made (or deemed made).

Treaty Reduced Rates of U.S. Tax on FDAP

U.S.-source FDAP payments that would otherwise be subject to 30 percent withholding at source when paid to a foreign partnership (such as Granite REIT) are treated as being made directly to the partners of the foreign partnership in certain circumstances. For example, a payment made to a foreign partnership is treated as made directly to a foreign partner if the foreign partnership satisfies certain documentation requirements and a foreign clearing organization or the financial institution through which the partner beneficially owns its partnership interest is a “qualified intermediary” that can reliably associate the payment with documentation that establishes the beneficial owner as a foreign person entitled to a reduced rate of withholding under an applicable U.S. treaty. Withholding is made at the reduced treaty rate of withholding where the required documentation is in place and the requirements for a reduced rate of withholding are satisfied. A Non-U.S. Unitholder may demonstrate its qualification for a reduced rate of withholding by submitting a properly completed IRS Form W-8BEN.

Reduced rates of withholding tax on FDAP payments are not available under the Canada-U.S. Income Tax Treaty (the “Treaty”) unless the beneficial owner is a qualifying person of Canada under the Treaty. A resident of Canada (within the meaning of the Treaty) who is a natural person generally is entitled to all of the benefits of the Treaty. The discussion below applies only to qualifying persons of Canada under the Treaty.

The applicable Treaty rates of U.S. withholding tax on a Non-U.S. Unitholder’s distributive share of ordinary Granite America dividends that are not ECI should be zero for RRSPs, pension plans, and tax-exempt organizations. Individuals should be eligible for a 15 percent Treaty-reduced rate. Corporate Non-U.S. Unitholders, including mutual fund trusts that are properly characterized as corporations for U.S. federal income tax purposes, are not expected to be eligible for the 15 percent Treaty-reduced rate and should be subject to a 30 percent rate of withholding.

Certain residents of Canada may not be eligible for Treaty-reduced rates of withholding on their distributive shares of Granite America’s ordinary dividends. In general, Treaty-reduced rates are not available on a corporate Non-U.S. Unitholder’s distributive share of Granite America’s ordinary dividends if the corporation beneficially owns, through Granite REIT, a greater than 10 percent interest in Granite America.

A Non-U.S. Unitholder that has sufficient proof of withholding may generally recover any excess withholding by filing a U.S. federal income tax return for the year in which the distribution is received (Form 1040-NR for nonresident alien individuals and Form 1120-F for foreign corporations), provided the return is filed no later than two years after the tax is withheld. A Non-U.S. Unitholder must obtain a U.S. taxpayer identification number in order to file a U.S. federal income tax return.

For U.S. federal income tax purposes, the source and character of a partner’s distributive share of income received through a partnership is normally determined as if such item were realized directly by the partner. For purposes of the Treaty, provided the partner is considered the “beneficial owner” of the income earned by the partnership, such partner should be entitled to a reduced rate of tax under the Treaty. Although the matter is not free from doubt, Unitholders should be considered the beneficial owners of the income from Granite REIT. Non-U.S. Unitholders should therefore be entitled to benefits under the Treaty to the extent they are considered qualifying persons under the Treaty.

Distributive Share of Granite REIT’s U.S.-Source Interest Income

Subject to the discussion below, payments of interest on the U.S. Hypothec that are attributable to Non-U.S. Unitholders should qualify as “portfolio interest” under the Code and generally should not be subject to U.S. withholding tax provided that the following requirements are satisfied (the “Portfolio Interest Exemption”): (i) the Non-U.S. Unitholder does not actually or constructively own 10% or more of the total combined voting power of all classes of Granite America’s stock entitled to vote within the meaning of Section 871(h)(3) of the Code and the regulations thereunder; (ii) the Non-U.S Unitholder is not a controlled foreign corporation that is related to Granite America through stock ownership; (iii) the Non-U.S. Unitholder is not a bank whose receipt of interest on the U.S. Hypothec is described in section 881(c)(3)(a) of the Code; and (iv) the Non-U.S. Unitholder satisfies the statement requirement set forth in section 871(a) and section 881(c) of the Code and the regulations thereunder, which requirement can generally be met if the Non-U.S. Unitholder provides an IRS Form W-8BEN to the person from whom it receives payment and certain other documentation requirements are satisfied by Granite REIT.

Granite LP will provide an IRS Form W-8IMY to Granite America and will attach any Forms W 8BEN or Forms W-8IMY or other documentation that it receives with respect to holders of Granite REIT Units.

If a Non-U.S. Unitholder cannot satisfy the requirements of the “Portfolio Interest Exemption” described above, payments of interest attributable to the U.S. Hypothec that are allocable to such Non-U.S. Unitholder (or that are allocable to any U.S. Unitholder that fails to provide documentation and is consequently presumed to be a Non-U.S. Unitholder) will be subject to a 30% withholding tax unless such Non-U.S. Unitholder provides a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. Non-U.S. Unitholders that are eligible for benefits under the Treaty will not be subject to withholding tax, since the Treaty provides for a 0% rate of withholding on interest payments.

A Non-U.S. Unitholder that cannot satisfy the requirements above must notify Granite REIT, and such Non-U.S. Unitholder will be subject to tax under section 871 of the Code with respect to interest on the U.S. Hypothec. Such Non-U.S. Unitholder will be entitled to a credit based on amounts withheld.

It is recommended that Non-U.S. Unitholders consult their tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge, or reason to know, that the statements on the form are false.

Distributive Share of Income Attributable to Capital Gain Distributions from Granite America

Under section 897 of the Code, which is commonly referred to as “FIRPTA”, a non-U.S. person’s gain from the disposition of a U.S. real property interest (a “USRPI”), including shares in a U.S. real property holding corporation (“USRPHC”), is generally subject to U.S. tax, withholding and filing requirements and is not exempt under the Treaty. A look-through rule applies to ownership of USRPIs owned through a partnership, under which foreign partners are taxed on deemed or actual dispositions of USRPIs by the partnership. Similarly, distributions by REITs that are considered USRPHCs to non-U.S. holders of the REIT’s shares are taxable under FIRPTA to the extent that such distributions are attributable to a disposition by the REIT of a USRPI. Because Granite America is considered a USRPHC, indirectly owned by Granite REIT, a Non-U.S. Unitholder thus could be subject to FIRTPA tax on gain as a result of holding Granite REIT Units in three scenarios: (i) if Granite REIT disposes of its shares in Granite America; (ii) if distributions made by Granite America, a USRPHC, are in excess of Granite America’s earnings and profits and Granite REIT’s adjusted tax basis in the shares of Granite America; or (iii) if distributions made by Granite America are attributable to the sale or exchange of USRPIs by Granite America (together, “FIRPTA Gain”).

To the extent that a Non-U.S. Unitholder is treated as receiving a distributive share of FIRPTA Gain, such Non-U.S. Unitholder generally would be subject to withholding tax on distributions of such income, would be required to file a U.S. federal income tax return for such year reporting their allocable share of FIRPTA Gain, which is treated as ECI, and would be subject to U.S. federal income tax at regular U.S. tax rates on any such income. Additionally, Non-U.S. Unitholders that are corporations may also be subject to a 30 percent U.S. branch profits tax on FIRTPA Gain, unless reduced by the Treaty.

Granite REIT does not intend to dispose of its shares in Granite America, and Granite REIT has no plans to cause Granite America to make distributions in excess of the sum of Granite REIT’s earnings and profits and Granite REIT’s adjusted basis in its shares of Granite America. Granite REIT also intends to take all steps necessary to prevent Granite America from making a distribution that is attributable to FIRPTA Gain, for example, by causing Granite America to dispose of USRPIs by way of nonrecognition transaction or a like-kind exchange. However, no assurances can be given that FIRPTA Gain will not be included in a particular Non-U.S. Unitholder’s distributive share of Granite REIT’s income in a particular year. As such, no assurances can be given that a Unitholder will not have U.S. tax return filing obligations in one or more years arising as a result of an investment in Granite REIT.

Disposition of Granite REIT Units

In general, under a FIRPTA “look-through” rule, a non-U.S. person’s gain from disposition of an interest in an entity treated as a partnership for U.S. federal income tax purposes, wherever organized, is treated as gain from disposition of an interest in a USRPI to the extent gain on the disposition of the partnership interest is attributable to USRPIs owned by the partnership. However, the Code exempts from the general USRPI rule shares of a U.S. corporation that are regularly traded on an established securities market for a non-U.S. person who owns 5 percent or less of such class at the time of disposition and who also owned 5 percent or less of such class at all times in the immediately preceding five year period. An established securities market includes national securities exchanges outside the United States that are officially recognized, sanctioned or supervised by governmental authority and should include the Toronto Stock Exchange.

Regulations extend the exemption from USRPI classification, above, for certain shares of a corporation that are regularly traded on an established securities market, to partnership units that are regularly traded on an established securities market. As in the case of the exception applicable to shares of a U.S. corporation, the USRPI exception for partnership units applies only to non-U.S. persons who own 5 percent or less of the class of regularly traded partnership units at the time of disposition and who also owned 5 percent or less of such class at all times in the immediately preceding five year period. For these purposes, a greater than 5 percent interest in a partnership is considered a USRPI if the fair market value of its USRPIs equals or exceeds 50 percent of the sum of the fair market value of its USRPIs, its interests in real property located outside the United States, and any other of its assets which used are held for use in its trade or business. Complex constructive ownership and attribution rules apply for purposes of determining whether a person qualifies for the 5 percent exception.

The U.S. withholding, reporting and filings that would otherwise apply to a non-U.S. person’s disposition of a USRPI do not apply to dispositions of a class of publicly traded partnership interests by non-U.S.

persons who satisfy the 5 percent or lower ownership requirement described above. As such, Non-U.S. Unitholders who do not otherwise have a U.S. tax reporting or filing requirement would not have one as a result of a sale or other disposition of their Granite REIT Units, provided they owned (and were considered to own) 5 percent or less of the Units that were listed for trading at the time of disposition and at all times in the immediately preceding five year period and Granite REIT met the regularly traded requirements for the quarter in which the disposition is made. Likewise, the transferee of the Granite REIT Units would not be required to withhold and remit 10 percent of the sales proceeds (including any consideration such as assumption of debt) to the IRS.

In general terms, the Regulations consider units in a partnership that is publicly traded on a domestic exchange, such as the NYSE or an “over-the-counter market,” to be regularly traded for any calendar quarter during which the partnership is “regularly quoted by brokers or dealers making a market in such interests,” which means that the broker or dealer generally must hold himself out to buy or sell interests at the quoted price.

If the partnership is publicly traded on a foreign exchange, the Regulations consider also units in a partnership to be regularly traded in a particular quarter if each of four tests is met. First, trades must be effected, other than in de minimis quantities, on at least 15 days during the calendar quarter. Second, the aggregate number of units traded in the calendar quarter as a percentage of the average number of units in such class outstanding during the calendar quarter must equal or exceed a minimum threshold. The minimum quarterly threshold is 2.5 percent if the average number of partners of record is 2,500 or more and 7.5 percent otherwise. Although not entirely free from doubt, a partner of record for this purpose is likely to include the beneficial Non-U.S. Unitholder, rather than a nominee or custodian. Third, 100 or fewer persons must not own or constructively own 50 percent or more of the outstanding class of partnership units at any time in the calendar quarter. Fourth, the partnership must maintain records of the beneficial owner of the units at all times and also meets certain reporting requirements, which include identifying each person who, at any time in the year, was the beneficial owner of more than 5 percent of any class of units in the partnership that are traded.

Granite REIT intends to apply to list the Stapled Units on the NYSE and expects the Granite REIT Units to satisfy the regularly traded standards of the Regulations in each quarter commencing with the Effective Date of the Arrangement. There can be no assurance, however, that Granite REIT will always be traded on the NYSE. In that case, Granite REIT expects that it will be able to satisfy the regularly traded standards with respect to the TSX; however, this result is not certain, since the requirements are based on factual matters and future events that are beyond Granite’s control.

Disposition of Granite REIT Units if Granite REIT Units Are Not Regularly Traded or by a Greater Than 5 Percent Unitholder

If Granite REIT were not considered regularly traded for these purposes, the taxation, withholding and reporting requirements applicable to the disposition of Granite REIT Units in the event that such Units are not considered to be regularly traded on an established securities market in the quarter in which the disposition occurs and are, therefore, are treated as gains from the sale or exchange of a USRPI, in whole or in part. These same taxation, withholding and reporting requirements would also apply to the disposition of Granite REIT Units by a Non-U.S. Unitholder who owns (or is considered to own) more than 5 percent of the listed class of Granite REIT Units at the time of disposition or at any time in the immediately preceding five year period.

As discussed above, FIRPTA Gain recognized by a nonresident alien or foreign corporation is treated as ECI, and the taxable amount is subject to U.S. federal income tax at graduated rates. A portion of the FIRPTA Gain recognized by a Non-U.S. Unitholder from the sale of Granite REIT Units, attributable to Granite REIT’s indirect ownership of Granite America’s shares, is expected to be treated as gain from the disposition of a USRPI if the Granite REIT Units are not considered to be regularly traded on an established securities market in the calendar quarter in which the disposition occurs. Likewise, FIRPTA Gain would be taxable under FIRPTA to a Non-U.S. Unitholder that owns (or is considered to own) more than 5 percent the listed class of Granite REIT Units at the time of disposition or at any time in the immediately preceding five year period.

The maximum applicable tax for long-term capital gains recognized by individual Non-U.S. Unitholders (including RRSPs) is 20 percent for gains recognized after 2012, generally with no reductions of rates under the Treaty. The gain on disposition of Granite REIT Units will be treated as long-term capital gains if the sold Units had been held by the Non-U.S. Unitholder for more than one year. The corresponding rate for corporate Non-U.S. Unitholders (including Canadian mutual fund trusts, which are generally treated as corporations for U.S. federal income tax purposes) is 35 percent and is also not generally eligible for a reduced rate under the Treaty.

A transferee of a USRPI is generally required to deduct, withhold and remit to the IRS a tax equal to 10 percent of the purchase price of a USRPI. This withholding may be reduced or eliminated with the appropriate facts if an application for a withholding certificate is timely filed with the IRS requesting a reduction in withholdings and a withholding certificate is received from the IRS. A withholding certificate might be issued by the IRS if a Non-U.S. Unitholder establishes that the actual tax on the sale is expected to be less than 10 percent of the sales price because, for example, the Unitholder suffers a loss on the sale. However, no assurance can be given that the IRS will approve a withholding certificate application.

A Non-U.S. Unitholder that sells or otherwise disposes of Granite REIT Units will be required to file a U.S. federal income tax return for the year of disposition (Form 1040-NR for nonresident alien individuals and Form 1120-F for foreign corporations) and may claim the withholding tax withheld by the transferee as a credit against the Non-U.S. Unitholder’s final U.S. federal income tax liability for the year by showing proof of withholding.

ESTATE AND GIFT TAX

Estate Tax

A non-domiciliary individual is taxed at death on the fair market value of the individual’s gross estate, less certain deductions and exclusions. The gross estate of a non-domiciliary is limited to certain tangible and intangible property situated in the United States. For example, stocks and bonds of corporations organized in the United States and real property located in the United States are included in a non-domiciliary individual’s U.S. estate. The transfer of a partnership interest by a non-domiciliary at death will not be subject to U.S. estate tax if the partnership is not considered to be situated in the United States. The place where a partnership interest is situated is not addressed in the Code and the issue has not been judicially resolved. However, the IRS has ruled that a partnership interest is situated “where the partnership business is carried on.”

A portion of Granite REIT’s assets will be comprised of shares of Granite America, which will be considered property situated in the United States for U.S. estate tax purposes. As such, the IRS may take the view that a portion of Granite REIT’s business is carried on in the United States and that Units owned by a non-domiciliary individual Unitholder will constitute property having an estate tax situs in the United States, subject to the payment of U.S. estate tax by such Unitholder’s estate (with possible full or partial Treaty relief) based upon the fair market value of such Units at the time of death.

The U.S. estate tax rules relating to partnership interests are complex and remain unsettled. As such, Non-U.S. Unitholders should consult with their own tax advisors for more specific information and advice regarding their specific U.S. estate tax exposures (and any potential relief under the Treaty) should such Unitholders hold Units at the time of their deaths.

Gift Tax

Nonresident individuals for gift tax purposes (referred to as non-domiciliary individuals) are subject to U.S. gift tax on gifts of real property and tangible personal property located within the United States, unless a deduction or exclusion is available. Gifts of intangible property by non-domiciliary individuals are generally not subject to the gift tax, even if the intangibles are located in the United States (e.g., U.S. stocks and bonds). A gratuitous transfer of a partnership interest by a non-domiciliary individual will not be subject to U.S. gift tax (regardless of where the partnership interest is situated) if the partnership interest is considered intangible personal property. Because the Granite America shares and the subsidiary interests held by

Granite REIT also should be considered intangible personal property, a gift of Granite REIT Units by a non-domiciliary individual should not be subject to gift tax. Unitholders should consult with their own tax advisors for more specific information and advice regarding their U.S. gift tax exposure before making a gift of a Unit.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

Amounts received by a noncorporate U.S. Unitholder under the Arrangement or as distributions on the Stapled Units may be subject to U.S. federal income tax withholding (called “backup withholding”) if the U.S. Unitholder fails to furnish its correct taxpayer identification number (in the case of a U.S. Unitholder that is an individual, its social security number) and certain certifications (generally on a Form W-9), or if such U.S. Unitholder is otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to a U.S. Unitholder may be refunded or credited against the U.S. Unitholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

FOREIGN ACCOUNT TAX COMPLIANCE ACT (“FATCA”)

Under the FATCA legislation enacted in 2010, the effective date of which has been extended by the IRS to payments made on or after January 1, 2014, U.S. withholding taxes are imposed on certain types of payments to a foreign entity that is classified as a “foreign financial institution” (“FFI”). In particular, the legislation imposes a 30 percent withholding tax on “withholdable payments” paid to an FFI unless the FFI enters into an agreement (an “FFI Agreement”) with the United States Treasury requiring, among other things, that it undertake to (i) identify accounts held by certain U.S. persons or foreign entities owned by U.S. persons, (ii) annually report certain information about such accounts, and (iii) withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. “Withholdable payments” include, but are not limited to, U.S.-source dividends, interest and gross proceeds from the sale of any property of a type that can produce U.S.-source interest and dividends (generally equity or debt instruments of U.S. issuers).

FATCA also imposes a 30 percent withholding tax with respect to “passthrough payments” (generally, withholdable payments and payments that are attributable to withholdable payments) made by FFIs.

The term FFI is defined broadly under temporary guidance issued by the IRS. It does not, however, include certain nonfinancial holding companies, if substantially all of the activities of the relevant company is to own the outstanding stock of one or more subsidiaries that engage in trades or businesses, provided that no such subsidiary is a financial institution. Granite REIT may be able to qualify for this exception, but it is not clear under the current temporary guidance.

If Granite REIT does not qualify as a nonfinancial holding company, it will be considered an FFI, and (unless it enters into an FFI Agreement with the IRS) will be subject to a 30 percent withholding tax on withholdable payments made to it after December 31, 2013. In addition, Granite REIT may be required to withhold the 30 percent tax on a portion of the distributions that it makes to Unitholders that fail to provide information requested by Granite REIT to comply with the new rules. Non-U.S. financial institutions that have entered into an agreement with the IRS and that hold Granite REIT Units on behalf of a Unitholder may also be required to withhold the 30 percent tax on foreign passthrough payments that they make with respect to the Units after December 31, 2016, to a non-U.S. financial institution that has not entered into an agreement with the IRS or to a Unitholder that fails to provide information requested by such non-U.S. financial institution to comply with the new rules.

This description is based on temporary and proposed guidance issued by the IRS. Future guidance from the IRS may affect the application of these rules to the Granite REIT Units.

RISK FACTORS

Risk factors related to the business of the Company will continue to apply to Granite REIT, Granite GP and Granite LP after the Effective Date. Certain risk factors relating to the activities of the Company are contained in the Company’s annual information form for the year ended December 31, 2011, which is incorporated by reference in this Circular and filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company’s Annual Report on form 40-F. Shareholders should consider the risk factors set out therein together with the information set out in this Circular. Additional risks and uncertainties, including those currently unknown to, or considered immaterial by, the Company may also adversely affect the business of the Company, Granite REIT, Granite GP and Granite LP. In particular, the Plan of Arrangement is subject to certain risks including the following risks set out below.

RISKS RELATING TO THE PLAN OF ARRANGEMENT

The completion of the Arrangement is subject to a number of conditions precedent and requires regulatory and third-party approvals.

The completion of the Plan of Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Company, including, without limitation, receipt of Shareholder approval, the receipt of material third-party consents and regulatory approvals or exemptions considered necessary or desirable, the issuance of the Final Order and the absence of certain events that seriously and adversely affect the national or international markets in general or the business operations or affairs of the Company. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied or, if not satisfied, will be waived by the applicable party.

Failure to obtain the Final Order on terms acceptable to the parties to the Arrangement Agreement would likely result in the decision being made not to proceed with the Plan of Arrangement. If any of the material third-party consents and regulatory approvals or exemptions cannot be obtained on terms satisfactory to the parties to the Arrangement Agreement, or at all, the Plan of Arrangement may have to be amended in order to mitigate against the negative consequence of the failure to obtain any such approval, and accordingly, the benefits available to Shareholders resulting from the Arrangement may be reduced. Alternatively, in the event that the Plan of Arrangement cannot be amended so as to mitigate against the negative consequences of the failure to obtain a regulatory approval or exemption or third-party approval, the Arrangement may not proceed at all. If the Arrangement is not completed, the market price of the Granite Common Shares may be adversely affected.

RISKS RELATING TO THE STAPLED UNITS

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Performance of the Business

Although Granite REIT intends to distribute the majority of the consolidated income earned by Granite REIT, less expenses and amounts, if any, paid by Granite REIT in connection with the redemption of Granite REIT Units, the actual amount of distributions paid in respect of the Granite REIT Units will depend upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of Granite REIT and certain Granite subsidiaries have the discretion to establish cash reserves for the proper conduct of their business. Adding to these reserves in any year would reduce the amount of distributable cash and, hence, of cash available for distributions in that year. Accordingly, there can be no assurance regarding the actual levels of distributions by Granite REIT.

Structural Subordination of the Granite REIT Units

In the event of a bankruptcy, liquidation or reorganization of Granite LP or its subsidiaries, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets from such entities before any assets are made available for upstream distribution, eventually to Granite REIT or Granite GP. Upon completion of the Arrangement, the Granite GP Common Shares and Granite REIT Units will be effectively subordinated to the credit facilities and most of the other indebtedness and liabilities of Granite LP and its subsidiaries. None of Granite LP or its subsidiaries will be limited (other than pursuant to their credit facilities or other debt instruments, including as applicable the Indenture) in their respective ability to incur secured or unsecured indebtedness.

Limitation on Non-Resident Ownership

The Granite REIT Declaration of Trust imposes various restrictions on holders of Granite REIT Units (including in the form of Stapled Units). Non-Resident Unitholders are prohibited from beneficially owning more than 49% of Granite REIT Units (on a non-diluted and fully-diluted basis). These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including Non-Residents and non-Canadians, to acquire Stapled Units or Granite REIT Units, to exercise their rights as Granite REIT Unitholders and to initiate and complete take-over bids in respect of the Stapled Units or Granite REIT Units. As a result, these restrictions may limit the demand for Stapled Units or Granite REIT Units from certain persons and thereby adversely affect the liquidity and market value of the Stapled Units or Granite REIT Units held by the public. See “Information Concerning Granite REIT — Limitations on Non-Resident Ownership of Granite REIT Units”.

Non-Canadian Holders of Stapled Units will be subject to foreign currency risk associated with our distributions.

A significant number of holders of Stapled Units will reside in countries where the Canadian dollar is not the functional currency. Our distributions are denominated in Canadian dollars.

Dependence on Granite LP

Granite REIT is an open-ended, limited purpose trust, which will, for purposes of its income, be entirely dependent on Granite LP, and in turn on its subsidiaries. Although Granite REIT intends to distribute the majority of the consolidated income earned by Granite REIT, less expenses and amounts, if any, paid by Granite REIT in connection with the redemption of Granite REIT Units, there can be no assurance regarding Granite REIT’s ability to make distributions, which remains dependent upon the ability of Granite LP to pay distributions or returns of capital in respect of the Granite LP Units, which ability, in turn, is dependent upon the operations and assets of Granite LP’s subsidiaries.

Unpredictability and Volatility of Stapled Unit Price

A publicly-traded real estate investment trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Stapled Units (or Granite REIT Units, after an Event of Uncoupling) will trade cannot be predicted. The market price of the Stapled Units (or Granite REIT Units, after an Event of Uncoupling) could be subject to significant fluctuations in response to variations in quarterly operating results, distributions and other factors. The annual yield on the Stapled Units (or Granite REIT Units, after an Event of Uncoupling) as compared to the annual yield on other financial instruments may also influence the price of Stapled Units (or Granite REIT Units, after an Event of Uncoupling) in the public trading markets. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of the Stapled Units (or Granite REIT Units, after an Event of Uncoupling).

Nature of Granite REIT Units

The Granite REIT Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, Granite REIT is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although Granite REIT is intended to qualify as a “mutual fund trust” as defined by the Tax Act, Granite REIT will not be a “mutual fund” as defined by applicable securities legislation.

Securities like the Granite REIT Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Granite REIT Units do not represent a direct investment in the business of Granite LP and should not be viewed by investors as shares or interests in such entity or any other company. The Granite REIT Units do not represent debt instruments and there is no principal amount owing to Granite REIT Unitholders under the Granite REIT Units.

As holders of Stapled Units or Granite REIT Units, Granite REIT Unitholders will not have statutory rights with respect to Granite REIT normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. Each Granite REIT Unit represents an equal, undivided, beneficial interest in Granite REIT. Granite REIT’s principal assets will be limited partnership interests in Granite LP.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for holders of Stapled Units (or, after an Event of Uncoupling, holders of Granite REIT Units) to liquidate their investment. Upon a redemption of Granite REIT Units, the Trustees may distribute cash or (in the manner described above) Unit Redemption Assets to the redeeming Granite REIT Unitholders, subject to obtaining any required regulatory approvals and complying with the requisite terms and conditions of such approvals. The property so distributed may not be qualified investments for trusts governed by Plans depending upon the circumstances at the time.

Additionally, such securities, if any, are not expected to be listed on any stock exchange and no established market is expected to develop in such securities and they may be subject to resale restrictions under applicable securities laws.

Dilution

Granite REIT and Granite GP may issue an unlimited number of Granite REIT Units and Granite GP Common Shares, respectively (including in the form of Stapled Units, prior to an Event of Uncoupling) for the consideration and on those terms and conditions as are established by the Trustees of Granite REIT and the directors of Granite GP, respectively, without the approval of any holders of Stapled Units. Any further issuance of Granite REIT Units or Granite GP Common Shares, including in the form of Stapled Units, will dilute the interests of existing holders.

Distribution of Assets or Securities on Termination of Granite REIT

Upon the termination of Granite REIT, the Trustees may distribute the limited partnership interests in Granite LP or any other downstream assets owned directly by Granite REIT to the Granite REIT Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the foregoing assets and there may be no market for such assets. In addition, none of the foregoing assets are freely tradeable, nor are any of them currently listed on any stock exchange or qualified investments for Plans.

RISKS RELATING TO TAXATION

Canada

Mutual Fund Trust Status

Upon completion of the Plan of Arrangement, Granite REIT may not qualify as a mutual fund trust for purposes of the Tax Act, or it may thereafter cease to so qualify. If Granite REIT did not qualify as a mutual fund trust for such purposes continuously throughout a taxation year, it would be subject to adverse tax consequences which likely would materially reduce its ability to make distributions on Granite REIT Units. Furthermore, if Granite REIT was considered not to have been established primarily for the benefit of Canadian-resident unitholders (or, under Tax Proposals, it became even temporarily majority-owned by non-resident persons and/or partnerships which had one or more non-resident members), Granite REIT would be permanently disqualified from qualifying as a mutual fund trust for such purposes.

REIT Status

There is a risk (for example, as a result of unanticipated developments) that Granite REIT will not qualify (under the REIT Exception) as a real estate investment trust under the Tax Act for one or more of its taxation years after 2012. Were this to occur, the level of monthly cash distributions made on the Granite REIT Units could be reduced.

Potential Granite Capital Gains Tax Liability

2011 Losses would not be available for carryforward to offset a taxable capital gain (estimated to be approximately $160 million) to be realized by Granite under the Plan of Arrangement, if subsequent to the realization of the 2011 Loss and prior to the Effective Date, there was an acquisition of control of Granite by a person or group of persons. Accordingly, if (contrary to expectations) such an acquisition of control were found to have occurred, Granite would likely face a capital gains liability of approximately $42 million (before interest) as a result of implementing the Plan of Arrangement.

Potential Foreign Accrual Property Income

Depending on the circumstances (including whether the level of activity in various foreign subsidiaries will be such as to avoid the recognition by Granite or partnership subsidiaries of Granite REIT of FAPI), significant asset dispositions by such foreign subsidiaries could result in the recognition of FAPI. This would result in an increase in the taxable income of Granite or Granite REIT which, in turn, could result in a corresponding income tax liability of Granite or an increase in the level of taxable income to be distributed and allocated to Granite REIT Unitholders.

Potential Withholding Tax on Return-of-Capital Distributions

If the proportion of the real estate assets indirectly held by Granite REIT as Canadian real estate assets were to increase significantly, this could cause distributions made by Granite REIT to non-resident Granite REIT Unitholders to become subject to withholding tax of 15% under Part XIII.2 of the Tax Act.

Uncertainty Regarding Withholding Tax Rate For U.S. Residents

In the case of distributions paid by Granite REIT to Granite REIT Unitholders who otherwise would qualify for reduced rates of withholding under the U.S. Treaty, it is uncertain as to whether the rate of Canadian withholding tax imposed on such distributions is 25%, or whether such rate of withholding tax is reduced to 15% or 0% (based on the geographic source of the distribution) by virtue of the U.S. Treaty. Granite REIT currently anticipates that it will withhold on such distributions made by it from time to time at a rate of 25% unless it understands the current administrative practice of the CRA at the time of a distribution to be that the rate of withholding should be 15% or 0%.

Potential Assessments for Withholding Tax

As discussed in part above, there are potential legal and factual uncertainties as to the rate at which Granite REIT should withhold tax on distributions made by it to non-residents of Canada. If Granite REIT were to withhold at too low a rate and were later assessed for such failure by CRA, Granite REIT very well might not be able as a practical matter to recover most of the amount of such assessment from the non-residents to whom it had made such distributions (and would not have even a legal right to so recover interest or penalties). In such event, the cash available for subsequent distributions to both resident and non-resident Granite Unitholders could be reduced.

Additional Information

For a more detailed description of the above risk factors, see “Certain Canadian Federal Income Tax Considerations”.

United States

Unitholders May Recognize Taxable Income Without Receiving Corresponding Cash Distributions

Because Granite REIT is expected to be treated as a partnership for U.S. federal income tax purposes, U.S. Unitholders will be required to recognize income in accordance with Granite REIT’s recognition and allocation of such income. Granite REIT may derive taxable income from investments that is not matched by a corresponding distribution of cash. It is also possible that the U.S. federal income tax liability of a U.S. Unitholder with respect to its allocable share of Granite REIT’s income for a particular taxable year could exceed the cash distribution to the U.S. Unitholder for the year.

Granite REIT’s Status as a Partnership

Granite REIT’s status as a partnership for U.S. federal income tax purposes, which requires that 90% or more of Granite REIT’s gross income for every taxable year consists of qualifying income, and that Granite REIT not be registered under the Investment Company Act. Qualifying income generally includes dividends, interest, capital gains from the sale or other disposition of stocks and securities and certain other forms of investment income. Granite REIT expects that it will be able to utilize the qualifying income exception in each taxable year, but it has not obtained an opinion of tax counsel on this matter. Granite REIT could cease to be treated as a partnership for U.S. federal income tax purposes under certain circumstances, resulting in materially reduced distributions if Granite REIT is subject to U.S. corporate level income tax.

Risks Related to PFIC Status

Granite, certain of Granite’s subsidiaries, Granite GP, or subsidiaries of Granite REIT may be considered a PFIC for U.S. federal income tax purposes. U.S. Unitholders directly or indirectly owning an interest in a PFIC may experience adverse U.S. tax consequences.

Granite REIT Could Potentially Cease to be Considered Regularly Traded

Granite REIT expects to be considered to be “regularly traded” for FIRPTA purposes, but this determination is made on a quarterly basis. If for any quarter Granite REIT is not considered to be “regularly traded” all Non-U.S. Unitholders, including those holding 5 percent or smaller interests, would be subject to U.S. federal income tax and U.S. filing requirements upon the disposition of Granite REIT Units.

U.S. Return Filing Obligation if Granite REIT Recognizes FIRPTA Gain

Granite REIT intends to manage its affairs so that Unitholders do not recognize FIRPTA Gain. However, if Granite REIT recognizes FIRPTA Gain, Non-U.S. Unitholders will be subject to U.S. federal income tax and U.S. income tax return filing obligations.

The U.S. Hypothec May Not be Respected as Debt

Granite intends to treat the U.S. Hypothec outstanding from Granite America to Granite LP as indebtedness for U.S. federal income tax purposes. If the IRS or a court were to determine that the U.S. Hypothec should be treated for U.S. federal income tax purposes as equity rather than debt, the interest on the hypothec could be treated as a dividend. Payments of interest on the U.S. Hypothecs to Non-U.S. Unitholders of Stapled Units could be subject to withholding or estate taxes.

Potential Uncertainty as to the Availability of Treaty Benefits to Distributions from Granite America

Treaty-reduced rates of withholding tax on FDAP payments are not available under the Treaty if Unitholders are not considered the beneficial owners of the income earned by Granite REIT. If Unitholders were not considered the beneficial owners of Granite REIT’s income for these purposes, distributions from Granite America to Granite REIT would not be eligible for a reduced rate of withholding tax.

Potential Application of Stapled Entity Rules

Under section 269B of the Code, certain entities that are treated as “stapled entities” are subject to adverse effects. Granite GP should not be treated as stapled to Granite America under current law. If Granite GP nevertheless were treated as stapled to Granite America for these purposes, Granite America and Granite GP could be treated as one entity, which could potentially result in Granite America failing to qualify as a REIT and could reduce the amount of available distributions to Granite REIT (and ultimately to Unitholders).

Granite America’s Status as a U.S. REIT

If Granite America fails to qualify as a REIT for U.S. federal income tax purposes, it would be subject to U.S. federal income tax as an entity, and distributions to Granite REIT (and ultimately to Unitholders) would be reduced.

RATIFICATION OF BY-LAW

On September 28, 2012, following the continuance of the Company from the OBCA to the QBCA as previously approved by Shareholders, the Board passed a resolution approving By-law 2012 as the general by-law for the continued Company. The full text of By-law 2012 is attached to this Circular as Appendix “B”.

Under the provisions of the QBCA, By-law 2012 must be ratified by Shareholders at the Meeting in order for it to continue in effect following the Meeting. Accordingly, Shareholders will be asked at the Meeting to consider and, if thought fit, to approve the ordinary resolution to ratify By-law 2012 as the general by-law of the Company. A majority of the votes cast must be voted in favour of such resolution in order for it to be approved.

The Board of Directors unanimously recommends that Shareholders vote FOR the ordinary resolution ratifying By-law 2012.

INTERESTS OF CERTAIN PERSONS IN THE MATTERS TO BE CONSIDERED AT THE MEETING

Except as otherwise disclosed in this Circular, management is not aware of any director or executive officer of Granite, nor any associate or affiliate of any of the foregoing persons, having any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at October 11, 2012, there were issued and outstanding 46,832,908 Granite Common Shares. Shareholders are entitled to cast one vote per Share held by them on each matter to be acted on at the Meeting.

The following table sets forth information with respect to the only Shareholders known to the directors or officers of the Company as at October 11, 2012 who own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Granite Common Shares:

	Number of Granite Common Shares	Percentage of Class
Mackenzie Financial Corporation(1)	6,833,295	14.6%
Donald Smith & Co., Inc.(2)	4,699,757	10.0%

Notes:

(1)	Based on documents filed publicly with the United States Securities and Exchange Commission (the “SEC”) on February 14, 2012.

(2)	Based on documents filed publicly with the SEC on February 13, 2012.

EXPERTS

Certain legal matters relating to the Plan of Arrangement and Conversion Transaction are to be passed upon by Blake, Cassels & Graydon LLP, Davies Ward Phillips & Vineberg LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, on behalf of the Company. Based on securityholdings as of October 11, 2012, the partners and associates of Blake, Cassels & Graydon LLP, Davies Ward Phillips & Vineberg LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, beneficially owned, directly or indirectly, less than 1% of the outstanding Granite Common Shares.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

As at October 11, 2012 the directors and officers of Granite and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, Granite Common Shares representing in the aggregate less than 1% of the outstanding Granite Common Shares.

The Arrangement will not result in any change of control, termination or other payments being made to any directors, officers or employees of Granite or its subsidiaries pursuant to employment, change of control or similar agreements.

RBC has been engaged to provide the Fairness Opinion to the directors of Granite in connection with the Arrangement. RBC has received or will receive fees from Granite for services rendered.

None of the principal holders of Granite Common Shares as described elsewhere in this Circular or any director or officer of Granite, as the case may be, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Granite or any of its subsidiaries, except as disclosed above or elsewhere in this information circular or in documents incorporated herein by reference.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action at the Meeting other than those described in the Notice.

Information stated in this Circular is dated as at October 11, 2012 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board.

GLOSSARY OF TERMS

Selected terms used in this Circular have the meanings set forth below:

“1933 Act” means the United States Securities Act of 1933, including the rules and regulations promulgated thereunder, as amended from time to time;

“1934 Act” means the United States Securities Exchange Act of 1934, including the rules and regulations promulgated thereunder, as amended from time to time;

“Arrangement” means the arrangement under Chapter XVI — Division II of the QBCA on the terms and subject to the conditions set out in the Plan of Arrangement;

“Arrangement Agreement” means the amended and restated arrangement agreement dated October 11, 2012 between Granite, Granite GP, Granite REIT and the other parties thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be voted upon by the Shareholders at the Meeting, the full text of which is attached as Appendix “A” hereto;

“BCBCA” means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, including the regulations promulgated thereunder, in either case as amended;

“By-law 2012” means the general by-law of the Company, a copy of which is attached as Appendix “B” to this Circular;

“Class X Shares” means the Class X shares to be added to the share capital of Granite pursuant to the Plan of Arrangement;

“Court” means the Superior Court of Québec;

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

“Dissent Rights” means the rights of a registered Shareholder to demand that Granite repurchase all of the Granite Common Shares held by such Shareholder in accordance with Chapter XIV of the QBCA, as modified by the Interim Order and Article 5 of the Plan of Arrangement;

“Dissenting Shareholder” means a registered Shareholder that validly exercises Dissent Rights in respect of the Arrangement Resolution and has not renounced or been deemed to have renounced such Dissent Rights;

“Effective Date” means the date the Arrangement is effective under the QBCA;

“Effective Time” means 5:00 p.m. (Montreal time) on the Effective Date or such other time on the Effective Date as may be specified in writing by Granite;

“Enterprise Registrar” means the enterprise registrar appointed by the Minister of Revenue of Québec;

An “Event of Uncoupling” shall occur only: (a) in the event that Granite REIT Unitholders vote in favour of the uncoupling of Granite REIT Units and Granite GP Common Shares such that the two securities will trade separately; or (b) at the sole discretion of the Trustees or the directors of Granite GP, but only in the event of the bankruptcy, insolvency, winding-up or reorganization (under an applicable law relating to insolvency) of Granite REIT or Granite GP or the taking of corporate action by Granite REIT or Granite GP in furtherance of any such action or the admitting in writing by Granite REIT or Granite GP of its inability to pay its debts generally as they become due;

“FAPI” means foreign accrual property income;

“Fairness Opinion” means the opinion of RBC dated September 28, 2012 which is attached as Appendix “D” hereto;

“Fin LP” means Granite Europe Limited Partnership, a limited partnership formed under the laws of Québec, which will initially be a wholly-owned subsidiary of Granite;

“Final Order” means the order of the Court made after application therefor, presented to the Court in form and content acceptable to Granite, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of Granite, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any requested amendment is acceptable to Granite, acting reasonably) on appeal;

“Granite GP” means Granite REIT Inc., a company incorporated under the BCBCA that will act as the general partner of Granite LP;

“Granite GP Common Shares” means the common shares in the capital of Granite GP;

“Granite GP Non-Voting Shares” means the non-voting shares in the capital of Granite GP;

“Granite LP” means a limited partnership to be formed under the laws of Québec to participate in the Arrangement, as contemplated in the Plan of Arrangement and the Arrangement Agreement;

“Granite REIT” means Granite Real Estate Investment Trust, a trust formed under the laws of Ontario;

“Granite REIT Declaration of Trust” means the declaration of trust governing Granite REIT, as amended and restated in connection with the Arrangement, and as the same may be further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Granite REIT Unitholders” means the holders of Granite REIT Units;

“Granite REIT Units” means the trust units of Granite REIT;

“Gross Book Value”, for purposes of the Granite REIT Declaration of Trust, means, at any time, the aggregate book value of the assets of (a) Granite REIT and its consolidated subsidiaries and (b) prior to an Event of Uncoupling, to the extent not included in (a) and without duplication, Granite GP and its consolidated subsidiaries, in each case as shown on the then most recent consolidated balance sheet of Granite REIT or combined balance sheet of Granite REIT and Granite GP, excluding the impact of any net discount or premium on long term debt assumed from vendors at rates of interest less or greater than, respectively, fair value plus (i) acquisition related costs in respect of completed investment property acquisitions that were expensed in the period incurred, and (ii) accumulated depreciation on property, plant and equipment, and other assets, less any impairment loss recorded for goodwill;

“Indebtedness”, with respect to Granite REIT and its consolidated subsidiaries, for purposes of the Granite REIT Declaration of Trust, means (without duplication) on a consolidated basis:

(a)

any obligation of Granite REIT for borrowed money (other than the impact of any net discount or premium on Indebtedness at the time assumed from vendors of properties at rates of interest less or greater than, respectively, fair value and any undrawn amounts under any acquisition or operating facility);

(b)

any obligation of Granite REIT (other than the impact of any net discount or premium on Indebtedness at the time assumed from vendors of properties at rates of interest less or greater than, respectively, fair value and any undrawn amounts under any acquisition or operating facility) incurred in connection with the acquisition of property, assets or businesses other than the amount of future income tax liability arising out of indirect acquisitions;

(c)	any obligation of Granite REIT issued or assumed as the deferred purchase price of property;

(d)	any capital lease obligation of Granite REIT; and

(e)

any obligation of the type referred to in paragraphs (a) through (d) of another person, the payment of which Granite REIT has guaranteed or for which Granite REIT is responsible for or liable, other than such an obligation in connection with a property that has been disposed of by Granite REIT for which the purchaser has assumed such obligation and provided Granite REIT with an indemnity or similar arrangement therefor; provided that (i) for the purposes of paragraphs (a) through (d), an obligation (other than convertible debentures) will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of Granite REIT, or combined balance sheet of Granite REIT and Granite GP, in accordance with applicable generally accepted accounting principles used by Granite REIT at the particular time or for the particular period, (ii) trade accounts payable, security deposits, distributions payable to Granite REIT Unitholders and accrued liabilities arising in the ordinary course of business will not constitute Indebtedness, (iii) convertible debentures will constitute Indebtedness to the extent of the principal amount thereof outstanding; and (iv) Granite REIT Units will not constitute Indebtedness; and provided further that, to the extent not included in the above, and without duplication, Indebtedness shall include the foregoing types of obligations of Granite GP and its consolidated subsidiaries prior to an Event of Uncoupling;

“Interim Order” means the order of the Court made and attached to this Circular as Appendix “F”, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court at the request of Granite;

“Letter of Transmittal” means the letter of transmittal accompanying this Circular pursuant to which, among other things, registered Shareholders are required to deliver certificates representing their Granite Common Shares in order to receive certificates representing Stapled Units;

“Non-Canadian Partnership” is a partnership any member of which is a Non-Resident or a Non-Canadian Partnership;

“Non-Registered Holder” has the meaning ascribed thereto under the heading “Appointment and Revocation of Proxies”;

“Non-Resident” means any person who is not a resident of Canada for purposes of the Tax Act;

“Non-Resident Beneficiaries” means any Non-Residents or partnerships that are not Canadian partnerships within the meaning of the Tax Act;

“NYSE” means the New York Stock Exchange;

“Plan of Arrangement” means the Plan of Arrangement set forth as Schedule A to the Arrangement Agreement, which is attached to this Circular as Appendix “E”, and any amendments or variations thereto made in accordance with the Arrangement Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Granite;

“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets;

“Record Date” has the meaning ascribed thereto under the heading “Appointment and Revocation of Proxies”;

“Regulation S” means Regulation S under the 1933 Act;

“Stapled Unit” means a unit consisting of one Granite GP Common Share and one Granite REIT Unit;

“Stapled Unitholder” means a holder of any Stapled Units;

“Stapled Unit Support Agreement” means the agreement between Granite GP and Granite REIT that will contain provisions to facilitate the Stapled Unit structure, including in relation to redemption of Granite GP Common Shares and Granite REIT Units, declaration of distributions and dividends and the holding of meetings of holders of Stapled Units;

“Subsidiary” includes a direct or indirect subsidiary limited partnership;

“Tax Act” means the Income Tax Act (Canada);

“Trustees” means the persons who are the trustees of Granite REIT from time to time; and

“TSX” means the Toronto Stock Exchange.

ADDITIONAL INFORMATION

The Company files reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative annual consolidated financial statements and management’s discussion and analysis of results of operations and financial position for the year ended December 31, 2011.

Shareholders may also request copies of these documents from our General Counsel by mail addressed to the General Counsel of Granite Real Estate Inc. at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, by phone at (647) 925-7500, or by e-mail at jtindale@graniterealestate.com

Thomas Heslip	Jennifer Tindale
Chief Executive Officer	Executive Vice-President, General Counsel

AUDITORS’ CONSENT

We have read the Notice of Meeting and Management Information Circular / Proxy Statement (the “Circular”) for a Special Meeting of Shareholders of Granite Real Estate Inc. (the “Company”) to consider a Plan of Arrangement to create “stapled units” of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) dated October 11, 2012. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2011 and 2010 and the consolidated statements of income (loss), comprehensive income (loss), changes in deficit and cash flows for each of the years in the two year period ended December 31, 2011. Our report is dated March 9, 2012.

We consent to the use in the above-mentioned document of our report to the trustee of Granite REIT on the balance sheet of Granite REIT as at September 28, 2012. Our report is dated October 2, 2012.

We consent to the use in the above-mentioned document of our report to the shareholder of Granite GP on the balance sheet of Granite GP as at September 28, 2012. Our report is dated October 2, 2012.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
October 11, 2012	Licensed Public Accountant

APPENDIX “A”

ARRANGEMENT RESOLUTION

Resolution of the Holders of Common Shares of Granite Real Estate Inc.

RESOLVED as a special resolution that:

1.

The arrangement (the “Arrangement”) under Division II of Chapter XVI of the Business Corporations Act (Québec) (the “QBCA”) involving Granite Real Estate Inc. (“Granite” or the Company”), as more particularly described and set forth in the Management Information Circular / Proxy Statement (the “Circular”) of Granite accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is approved.

2.

The amended and restated arrangement agreement (“Arrangement Agreement”) dated October 11, 2012, among the Company, Granite Real Estate Investment Trust, Granite REIT Inc., 9268-7409 Québec Inc., and Granite Europe Limited Partnership, a copy of which is attached as Appendix “E” to the Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 7 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is approved.

3.

The plan of arrangement (the “Plan of Arrangement”) involving Granite, including all of the transactions contemplated thereby, substantially in the form of Schedule A to Appendix “E” to the Circular (as the Plan of Arrangement may be or may have been modified or amended) is approved.

4.

Granite be and is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or have been modified or amended and as described in the Circular).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of Granite Common Shares or that the Arrangement has been approved by the Court, the directors of Granite are authorized, subject to the terms of the Plan of Arrangement and the Arrangement Agreement, and without further notice to or approval of the holders of Granite Common Shares: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement and related transactions.

6.

Any officer or director of Granite is authorized to execute articles of arrangement and such other documents as are necessary or desirable and deliver same to the Enterprise Registrar under the QBCA in accordance with the Arrangement Agreement for filing.

7.

Any officer or director of Granite is authorized to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution and the completion of the Arrangement.

A-1

APPENDIX “B”

BY-LAW 2012

GRANITE REAL ESTATE INC.

BY-LAW 2012

INTERPRETATION

This By-law of Granite Real Estate Inc. (the “Corporation”) is adopted pursuant to the Business Corporations Act (Québec) (R.S.Q. ch. S-31.1), as amended from time to time (the “Act”), and is subject to, and must be read in conjunction with the Act. In the event of an inconsistency between a provision of this By-law and a provision of the Act, the latter shall prevail.

1.    Interpretation.    Words and expressions defined in the Act have the same meaning in this By-law.

Unless the context indicates otherwise, in the by-laws of the Corporation:

(a)	“Articles” means the articles of continuance of the Corporation filed with the Registraire des entreprises of the Province of Quebec, as such articles may be amended from time to time.

(b)	subject to the context, “By-law” shall mean this By-law 2012; and “By-laws” shall mean this By-law and any other by-laws of the Corporation in force, as the case may be;

(c)

terms used in the singular only shall include the plural and vice-versa, and terms used in the masculine gender shall include the feminine gender and vice-versa; words and expressions denoting natural persons also refer to legal persons, including corporations, companies, syndicates, trusts and any other group of natural or legal persons; and

(c)

titles used in this By-law are for ease of reference only and shall not be considered in the interpretation of the provisions contained herein nor shall they be deemed to modify or explain the scope or meaning of such terms and provisions.

2.    Time.    Time periods shall be calculated pursuant to the provisions of the Interpretation Act, R.S.Q., ch. 1-16, as amended, and any act which may replace it.

3.    Signature.    Any signature required on a notice of meeting of shareholders or on any other document to be sent or provided by or on behalf of the Corporation or its directors or officers may be mechanically or electronically reproduced.

4.    Certificate.    A certificate of transmission from the General Counsel or from any other duly authorized officer of the Corporation in office at the time of the creation of the certificate, or from any other officer, transfer agent or registrar of the transfers of shares of the Corporation, shall constitute conclusive evidence, opposable to all, that a notice of meeting or other document required to be sent or provided by or on behalf of the Corporation or its directors or officers has been sent or delivered.

SHAREHOLDERS

5.    Annual Meeting of Shareholders.    An annual meeting of shareholders of the Corporation shall be held every year at such date and time as shall be determined by the Board of Directors, for the purposes of receiving and reviewing the financial statements and the auditor’s report, electing the directors, appointing an auditor, fixing or authorizing the Board of Directors to fix the auditor’s remuneration, and taking cognizance and transacting such other business as may legally be transacted at such meeting.

As provided in the Articles, the annual meeting of shareholders of the Corporation may be held at any place, including a place outside of the Province of Quebec, as may be determined by the directors.

An annual meeting may also constitute a special meeting for the purpose of considering and transacting any business that may be considered and transacted at a special meeting.

6.    Special Meeting.    A special meeting of shareholders, whether general or not, may be called at any time by order of the Board of Directors. A special meeting, whether general or not, may be held separately or as part of an annual meeting.

Special meetings of shareholders may be held at any place, including a place outside of the Province of Quebec, as may be determined by the directors.

7.    Calling of a Special General Meeting by the Shareholders.    The Board of Directors shall be required to convene a special general meeting of shareholders when requisitioned in writing by holders of not less than ten percent (10%) of the issued shares of the Corporation of that class or classes of shares which, on the date of the requisition, carry the right to vote at the meeting sought to be held. The requisition shall state the business to be transacted at the meeting, which business must be within the powers of the general meeting of shareholders. If the meeting is not called within twenty-one (21) days from the date on which the requisition is delivered to the head office of the Corporation to the attention of the Secretary, any shareholder who signed the requisition may call such special general meeting.

8.    Notice of Meeting.    A notice of meeting of each annual or special meeting of shareholders shall be sent to all shareholders entitled to attend such meeting and to the directors, by any mode of delivery permitted by the Act, at the discretion of the sender of such notice, to the recipient’s address as shown in the registers of the Corporation, not less than twenty-one (21) days and not more than sixty (60) days before the date on which the meeting is to be held. If the address of a shareholder does not appear in the registers of the Corporation, the notice of meeting may be sent to the address where, in the judgement of the sender, it is most likely to be received by the shareholder with a minimum of delay. Irregularities in the notice of meeting or in its delivery as well as its accidental omission or non-receipt by a shareholder, shall not affect the validity of the proceedings at the relevant meeting.

No notice of meeting is required for the resumption of a meeting adjourned to a specific date.

9.    Record Date.    The Board of Directors may fix a date preceding the date on which a meeting is to be convened or held as the record date for the purpose of determining shareholders entitled to receive notice of or to vote at the meeting, and only those registered shareholders on the date so fixed shall be so entitled, notwithstanding any transfer of shares in the registers of the Corporation between the record date and the date on which the meeting is convened or held. Such date must be not less than twenty (21) days and not more than sixty (60) days before the date of the meeting.

10.    Joint Shareholders.    In the case of joint shareholders, any notice of meeting or other document required to be delivered to the shareholders may be delivered to the joint shareholder whose name first appears in the registers of the Corporation with respect to such shares. Any notice or document so delivered will be sufficient delivery to all joint shareholders and the sender will not be required to send the notice or other document to each joint shareholder.

11.    Chairman of the Meeting.    The Chairman of the Board of Directors, or, in his absence, the Vice-Chairman of the Board of Directors, if any, or, in his absence, the Chief Executive Officer of the Corporation or any other person appointed by the Board of Directors for this purpose, shall chair the meetings of shareholders.

12.    Quorum.    A quorum of shareholders shall exist at any annual or special meeting of shareholders where two or more holders of shares carrying not less than twenty-five percent (25%) of the total number of votes attached to all the shares that carry the right to vote at such meeting are present in person or by proxy. Notwithstanding the foregoing, in the event that the Act or the By-laws require that a vote be held for a particular class of shares of the Corporation, the quorum at a meeting of holders of shares of such class shall be two or more holders of shares of such class carrying not less than twenty-five percent (25%) of the total number of votes attached to the issued and outstanding shares of such class.

If a quorum exists at the commencement of the meeting, the shareholders present in person or by proxy may proceed with the business of the meeting, notwithstanding the fact that a quorum is not maintained throughout the meeting.

If no quorum exists at the commencement of the meeting, the shareholders present in person or by proxy may, by majority vote, adjourn the meeting to another time and place but may not transact any other business.

If a quorum exists at the reconvened meeting, the meeting may proceed. If no quorum exists, a new meeting shall be convened.

13.    Proxies.    The Board of Directors may fix an ultimate date and time for the delivery to the Corporation or its mandatary of proxies to be used at a meeting, provided that such ultimate date and time shall not precede the meeting by more than 48 hours, excluding Saturdays, Sundays and holidays.

The Board of Directors may also permit that the particulars of proxies to be used at or in connection with a meeting and delivered to the Corporation or its mandatary or at a place other than where such meeting is to be held, be sent by fax or other electronic means to the General Counsel of the Corporation before the meeting, in which case, such proxies, if otherwise legal, shall be valid and the votes cast thereunder shall be counted.

14.    Procedure at Meetings.    The Chairman of any meeting of shareholders shall determine all procedural aspects and his decision on any matter, including the validity or invalidity of a proxy and the admissibility or inadmissibility of a proposal, shall be final and binding upon all the shareholders.

A statement by the Chairman that a resolution has been adopted or rejected with or without unanimous consent or by a particular majority constitutes conclusive evidence of the adoption or rejection of such resolution.

The Chairman has the power to adjourn the meeting from time to time, at any time during the meeting, at his sole discretion, for just cause such as disruption or confusion preventing the harmonious and orderly conduct of the meeting, and no notice of meeting shall be required for the resumption of the meeting so adjourned to a specific date.

Failure by the Chairman of the meeting to fully discharge his duties shall entitle the shareholders to remove him as Chairman of the meeting at any time and replace him by another person chosen from amongst themselves.

The only persons who are entitled to attend meetings of shareholders are persons entitled to vote thereat, and the directors, the auditors and other persons who, although not entitled to vote, have the right or the duty to attend such meetings under the laws governing the Corporation or under its Articles. No other person shall be admitted except by invitation of the Chairman of the meeting or with the consent of the meeting. The Chairman has the power to order the expulsion of any unauthorized person.

Any person entitled to attend a shareholders’ meeting may only attend by being physically present during the meeting.

The deliberations at shareholders’ meetings may not be recorded, irrespective of the technology used to do so, unless such recording is authorized by the Chairman of the meeting. Upon the decision of the Chairman of the meeting, a person recording the deliberations at a shareholders’ meeting shall be expelled from the meeting and the recording medium used shall be confiscated.

15.    Majority Decisions.    Unless otherwise provided by the Act, any matter submitted to the meeting of shareholders shall be decided by a simple majority (50% + 1) of the votes validly cast. The same principle shall apply to all meetings of holders of shares of a given class of shares. In the case of joint shareholders, unless otherwise indicated by the same, any joint shareholder present is authorized to exercise the voting rights that may be exercised at the meeting and, in the event that more than one joint shareholder is present, then such joint shareholder as is first named in the securities register of the Corporation with respect to such shares shall alone be entitled to carry out such duties that may be carried at the meeting.

In the case of a tie vote, the Chairman of the meeting does not cast a tie-breaking vote.

16.    Voting.    Voting shall be by a show of hands or by ballot.

17.    Show of Hands.    If the Chairman of the meeting so orders and no ballot is otherwise requested as contemplated by section 18 below, voting shall be by a show of hands. Upon a show of hands every person who is present and entitled to vote shall have one vote, subject to any provision of the Act restricting the ability of a proxyholder to vote by way of show of hands where such person has conflicting instructions from more than one shareholder. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, and the Chairman of the meeting makes a declaration that the vote upon the question has been carried or carried by a particular majority or defeated, an entry to that effect entered in the minutes of the meeting shall be prima facie proof of the fact, without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

18.    Ballot.    If the Chairman of the meeting so orders, or if any shareholder entitled to vote at the meeting so requests, voting shall be by ballot. A ballot may be requested at any time before the close of the meeting, whether before or after a vote by show of hands. The request may also be withdrawn. Each shareholder or proxyholder shall deliver to the scrutineers one or more ballots on which each such shareholder or proxyholder shall indicate the manner in which he wishes to exercise the votes at his disposal and, if applicable, his name and the number of votes at his disposal. Whether or not a vote by show of hands has previously been held on the same issue, the result of a ballot is deemed to constitute the resolution of the meeting in this regard.

19.    Scrutineers.    The Chairman of a meeting of shareholders may appoint scrutineers (who may but need not be directors, officers, employees or shareholders of the Corporation), who shall act according to the instructions of the Chairman of the meeting.

BOARD OF DIRECTORS

20.    Functions and Powers.    The Board of Directors exercises all powers necessary to manage, or supervise the management of, the business and affairs of the Corporation, including the Corporation’s activities and its internal affairs, as the case may be. The directors are subject to the duties set forth in the Act.

21.    Number.    The Board of Directors is comprised of such number of directors as is set forth in its Articles. Where the Articles provide for a minimum and a maximum number of directors, the Board of Directors shall be comprised of such number of directors as is determined by resolution of the Board of Directors or, failing such a determination, elected by the shareholders within such limits. So long as the Corporation is a reporting issuer within the meaning of the Act, the Board of directors shall be comprised of not less than three directors, at least two of whom must not be officers or employees of the Corporation or of an affiliate of the Corporation.

22.    Election and Term of Office.    With the exception of the nomination of a director following a vacancy during a term of office, each director is elected annually at the annual general meeting of the shareholders for a term of office that expires at the close of the next annual general meeting of shareholders.

23.    Resignation.    A director may resign by written notice to the Corporation and no reason need be given therefore. Unless otherwise indicated in the notice, a resignation shall be effective upon delivery of the notice.

24.    Removal.    Unless otherwise provided in the Articles, the shareholders may, by resolution, remove a director at a special meeting called for this purpose.

As with the election of a director, the removal of a director shall occur at the sole discretion of the shareholders. A director may be removed at any time for no particular reason and without just cause. Neither the Corporation nor the shareholders voting in favour of the removal of a director shall be liable to the director on the sole ground that he was removed, even where no reason is given.

25.    Vacancy.    The office of a director becomes vacant on the effective date of his resignation or removal. A vacancy also occurs where a director is disqualified from serving or dies. The directors may continue to act despite one or more vacancies, provided that a quorum remains.

26.    Remuneration.    The remuneration of the directors shall be determined by resolution of the Board of Directors. Directors may also be reimbursed for any travel and other expenses incurred in connection with their functions.

27.    Irregularity.    Notwithstanding the subsequent discovery of an irregularity in the election of the Board of Directors or in the election or appointment of one director, or the absence or loss of qualification on the part of any of them, any action legally taken by them shall be valid and binding upon the Corporation to the same extent as if the election had been regularly held and each person had been qualified.

28.    Borrowing.    The directors may, when they deem it appropriate:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, pledge or sell debentures and other securities of the Corporation at such price and for such amount as is deemed appropriate;

(c)	hypothecate or otherwise encumber the immovable and movable property of the Corporation; and

(d)

delegate in whole or in part the aforementioned powers to one or more officers of the Corporation, to such extent and upon such terms and conditions as are set forth in the resolution respecting the delegation of powers.

This By-law shall be deemed to supplement but not replace any borrowing by-laws adopted for banking purposes, unless otherwise provided in the relevant by-laws.

29.    Use of Property or Information.    No director shall mingle the property of the Corporation with his own property nor use such property for his own profit or that of a third party, including any information obtained by reason of his office, unless expressly and specifically authorized to do so by the shareholders of the Corporation.

30.    Conflict of Interest.    A director shall refer to the provisions of the Act in connection with the disclosure of an interest and of a conflict of interest.

MEETINGS OF THE BOARD OF DIRECTORS

31.    Convening of Meetings.    Every year, following the annual meeting of shareholders, a meeting of the new directors present may be held, without other notice, provided a quorum exists, for the purpose of electing or appointing the officers of the Corporation and transacting any other business.

Meetings of the Board of Directors may be convened by or by order of the Chairman of the Board of Directors, the Chief Executive Officer of the Corporation or any two directors, and may be held at any place in or outside the Province of Ontario. A notice of each meeting specifying the place, date and time shall be delivered to each director at his address as shown in the registers of the Corporation. Notice shall be sent not less than three (3) days (or twenty-four (24) hours in the event of an emergency) before the scheduled date of the meeting, by any mode of delivery permitted by law. If the address of a director does not appear in the registers of the Corporation, the notice may be sent to the address where, in the judgement of the sender, it is most likely to be received by the director with a minimum of delay.

32.    Quorum.    The quorum at a meeting of the Board of Directors shall be a majority of directors in office. The quorum shall be maintained for the duration of the meeting.

33.    Chairman and Secretary of the Meeting.    The Chairman of the Board of Directors, or, in his absence, the Vice-Chairman of the Board, if any, or, in his absence, the Chief Executive Officer of the Corporation, shall preside over the meetings of the Board of Directors, and the General Counsel of the Corporation shall be the secretary of the meetings, provided that the directors present at a meeting may appoint any other person as Chairman or secretary of a meeting.

34.    Procedure.    The Chairman of the meeting shall be responsible for the proper conduct of the meeting and shall submit to the Board any proposal upon which a vote is required. He shall also generally direct all procedural aspects and his decision in this regard is final and binding upon all the directors. Failure by the Chairman of the meeting to submit a proposal at a meeting shall entitle any director to do so before the said meeting adjourns or ends. If such proposition falls within the powers of the Board of Directors, the Board of Directors may consider the proposal. Failure by the Chairman of the meeting to fully discharge his duties shall entitle the directors at any time to remove him as Chairman of the meeting and replace him with another person.

In addition to the directors required to attend meetings, other persons may also attend as needed, upon authorization of the Chairman of the meeting or of the majority of the directors present.

The deliberations at meetings of the Board of Directors or a committee thereof may not be recorded, irrespective of the technology used to do so, unless such recording is authorized by a majority of the directors present. Upon the decision of the Board of Directors, a person recording the deliberations at a meeting shall be expelled from the meeting and the recording medium used shall be confiscated.

Unless express authorization of the Board of Directors is obtained, a director shall respect the confidentiality of the deliberations of the Board of Directors, of any internal document and of any other information to which he has access in the performance of his functions which is not of public knowledge and which has not been publicly disclosed by the Corporation.

35.    Vote.    Each director is entitled to one vote and all questions shall be decided by a majority of the votes cast. The vote shall be by show of hands unless a ballot is requested by the Chairman of the meeting or by a director, in which case the vote shall be by ballot. If the vote is by ballot, the secretary of the meeting shall be the scrutineer and shall count the ballots, but shall not for this reason be deprived of his right to vote as a director, if applicable. A director who has cast his ballot is not deprived of his right to express and record his dissent with respect to the relevant resolution. Voting by proxy is not allowed and the Chairman of the meeting shall not have the casting vote in the event of an equality of votes.

COMMITTEES

36.    Committees.    The Board of Directors may, by resolution, create any committee it deems appropriate, comprised of members of the Board of Directors, and determine the mandate thereof. Unless otherwise ordered by the Board of Directors, each committee so created has the power to fix its own quorum to not less than a majority of its members, elect its own Chairman and determine its own rules of procedure if its members wish to have different rules than those provided for meetings of the Board of Directors in the By-laws.

OFFICERS

37.    Nomination.    The Board of Directors may, by resolution, appoint such officers and other mandataries as it deems appropriate and determine their title, functions and powers. The same person may hold more than one office. Except for the Chairman of the Board, who must be a director, an officer need not be a director or shareholder of the Corporation. Each such officer or mandatary may be removed at any time by the Board of Directors. Any officer or mandatary may resign at any time by way of notice to the Corporation.

38.    Remuneration.    The Board of Directors determines, by resolution, the remuneration of the following senior officers, from time to time: Chief Executive Officer; Chief Financial Officer; Executive Vice-President, General Counsel; Executive Vice-President, Real Estate Investment; and Executive Vice-President, Real Estate Portfolio and Asset Management, regardless of their title.

INDEMNIFICATION

39.    Indemnification.    The Corporation shall comply with the provisions of the Act in respect to indemnification of its directors, officers and other mandataries.

SHARE CAPITAL

40.    Share Certificates and Share Transfers.    Certificates representing shares of the share capital of the Corporation shall be signed by any two of the Chief Executive Officer, the Chief Financial Officer and the Executive Vice-President, General Counsel. Any certificate signed by an authorized officer is valid, notwithstanding that the signatory no longer holds such office.

41.    Record Date and Closing of Registers.    The Board of Directors may fix a date for the payment of a dividend, the granting of rights or any other form of distribution, as the record date to determine shareholders who are entitled to such dividend, rights or distribution, and only such registered shareholders as at such date shall be entitled thereto, notwithstanding any transfer of shares in the registers of the Corporation between the record date and the date on which the dividend is paid, the rights are granted or the distributions are made.

42.    Transfer Agents.    The Board of Directors may appoint or remove transfer agents or registrars and make by-laws governing the transfer of shares and registration thereof. Any share certificate issued after such appointment must be countersigned by such agents, failing which such certificate shall be invalid.

DIVIDENDS

43.    Dividends.    The Board of Directors may, from time to time and in compliance with the Act, declare and pay dividends to the shareholders according to their respective rights.

The Board of Directors may stipulate that a dividend is payable, in whole or in part, in cash, shares or property of the Corporation.

When two or more persons are registered as joint shareholders of a share, any one of them may give an acquittance for a dividend paid or payable with regard to such share.

FINANCIAL YEAR

44.    Financial Year.    Until changed by resolution of the Board of Directors, the financial year of the Corporation shall end on December 31 in each year.

REPRESENTING THE CORPORATION FOR CERTAIN PURPOSES

45.    Declaration.    The Chief Executive Officer, the Chief Financial Officer and the Executive Vice-President, General Counsel, and any one of them, or, if authorized by the Board of Directors, any other officer or person, are authorized to appear and to answer for the Corporation with respect to all writs, orders or interrogatories upon articulated facts issued by any court, to answer in the name of the Corporation with respect to any seizure by garnishment in which the Corporation is garnishee and to make any affidavit or sworn declaration relating to such seizure or to any proceeding to which the Corporation is made a party, to make demands of abandonment or petitions for winding-up or sequestration orders against any debtor of the Corporation, to attend and vote at any meeting of the creditors of the debtors of the Corporation and to grant proxies with respect to such proceedings. The Board of Directors may also designate any person to act alone or jointly with one or more persons with respect to the acts described in this section and such authorization may be given by way of resolution in general or specific terms.

46.    Representation at Meetings.    The Chief Executive Officer, the Chief Financial Officer and the Executive Vice-President, General Counsel, and any one of them, or any other officer or person authorized by the Board of Directors, shall represent the Corporation, attend and vote at meetings of shareholders or of members of any business, corporation, legal person or syndicate in which the Corporation holds shares or has any other interest, and any action taken or vote cast by them is deemed to be an action taken or a vote cast by the Corporation.

Furthermore, any two of the Chief Executive Officer, the Chief Financial Officer and the Executive Vice-President, General Counsel, acting jointly, have the power to authorize any person (whether or not such person is an officer of the Corporation) to attend, vote and otherwise act at any meeting of shareholders or of members of any business, corporation, legal person or syndicate in which the Corporation holds shares or has any other interest and, for this purpose, are authorized to sign and use, for and on behalf of the Corporation, a proxy in such form and on such terms and conditions as such officers shall see fit, including, without limiting the generality of the foregoing, provisions for the appointment of a substitute proxyholder and the revocation of any proxy previously given by the Corporation with respect to a meeting.

The Board of Directors may also designate any person to act alone or jointly with one or more persons with respect to the acts described in this section and such authorization may be given by way of resolution in general or specific terms.

47.    Signing of Documents.    Contracts, documents and written instruments, including receipts and releases, requiring the signature of the Corporation may be validly signed by any two officers of the Corporation, acting jointly, and shall be binding upon the Corporation. The Board of Directors may also designate any person to sign, alone or jointly with one or more other persons, and deliver on behalf of the Corporation all contracts, documents and written instruments, and such authorization may be given by way of resolution in general or specific terms.

48.    Declaration in the Register.    Any director who ceases to hold office as a result of his resignation, removal or otherwise is authorized to sign on behalf of the Corporation and file an amending declaration under An Act respecting the legal publicity of enterprises (Quebec) or any other similar business registration legislation applicable to the Corporation, stating that he no longer holds the office of director, from the fifteenth (15th) day following the date on which he ceases to hold office, unless he is given proof that the Corporation has filed such declaration.

OTHER PROVISIONS

49.    Revocation.    On the effective date of this By-law, “By-Law No. 1, as amended” hitherto in existence, shall be repealed, provided that such repeal shall not affect the past application of past by-laws nor the validity of any measures taken, resolutions passed, and rights, privileges or obligations created thereunder before their repeal, nor the validity of any contract or undertaking entered into thereunder.

Adopted by the Board of Directors on September 28, 2012.

APPENDIX “C”

IMPACT OF CHANGE IN REPORTING CURRENCY ON 2011 AND 2010 ANNUAL FINANCIAL STATEMENTS

Granite’s consolidated financial statements for periods prior to January 1, 2012, were reported using the U.S. dollar. Effective January 1, 2012, the Company’s reporting currency was changed to the Canadian dollar. With the change in the reporting currency, all comparative financial information has been recast from U.S. dollars to Canadian dollars to reflect the Company’s consolidated financial statements as if they had been historically reported in Canadian dollars. The consolidated U.S. dollar balance sheets at December 31, 2011 and 2010 were translated into the Canadian dollar reporting currency by translating assets and liabilities at the applicable end-of-period exchange rates and translating equity balances at historical exchange rates. The consolidated statements of income were translated into Canadian dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income (loss) and accumulated other comprehensive loss. The impact of the change in reporting currency on the balance sheets as at December 31, 2011 and 2010, and the consolidated statements of income (loss), comprehensive income (loss), deficit and cash flows for the years ended December 31, 2011 and 2010 is summarized in the tables below:

Consolidated Balance Sheet As at December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
ASSETS
Non-current assets:
Real estate properties, net	$1,135,475	$19,305	$1,154,780
Deferred rent receivable	12,492	212	12,704
Other non-current assets	7,343	126	7,469

	1,155,310	19,643	1,174,953
Current assets:
Cash and cash equivalents	55,957	951	56,908
Other current assets	13,326	227	13,553

Total assets	$1,224,593	$20,821	$1,245,414

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Senior unsecured debentures, net	$258,836	$4,400	$263,236
Future tax liabilities	29,718	506	30,224
Deferred revenue	3,922	67	3,989

	292,476	4,973	297,449
Current liabilities:
Deferred revenue	3,539	60	3,599
Accounts payable and accrued liabilities	14,195	246	14,441
Income taxes payable	20,339	346	20,685

Total liabilities	330,549	5,625	336,174
Total shareholders’ equity	894,044	15,196	909,240

Total liabilities and shareholders’ equity	$1,224,593	$20,821	$1,245,414

Consolidated Balance Sheet As at December 31, 2010	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
ASSETS
Non-current assets:
Real estate properties, net	$1,174,271	$(6,340)	$1,167,931
Deferred rent receivable	13,420	(73)	13,347
Other non-current assets	14,580	(77)	14,503
Discontinued operations	586,309	(3,167)	583,142

	1,788,580	(9,657)	1,778,923
Current assets:
Cash and cash equivalents	66,732	(360)	66,372
Other current assets	16,326	(89)	16,237
Current assets of discontinued operations	72,115	(389)	71,726

Total assets	$1,943,753	$(10,495)	$1,933,258

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Senior unsecured debentures, net	$264,312	$(1,428)	$262,884
Future tax liabilities	37,751	(203)	37,548
Discontinued operations	33,140	(179)	32,961

	335,203	(1,810)	333,393
Current liabilities:
Accounts payable and accrued liabilities	24,032	(122)	23,910
Income taxes payable	24,211	(131)	24,080
Bank indebtedness	13,071	(71)	13,000
Other current liabilities	5,006	(27)	4,979
Current liabilities of discontinued operations	50,542	(273)	50,269

Total liabilities	452,065	(2,434)	449,631
Total shareholders’ equity	1,491,688	(8,061)	1,483,627

Total liabilities and shareholders’ equity	$1,943,753	$(10,495)	$1,933,258

Consolidated Statement of Income Year ended December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Revenue	$182,949	$(2,012)	$180,937
Operating costs, expenses and income
General and administrative	47,400	(692)	46,708
Depreciation and amortization	43,158	(457)	42,701
Interest expense and other financing costs, net	15,926	(177)	15,749
Other operating costs and expenses	2,890	(47)	2,843
Write-down of long-lived assets	19,149	324	19,473

Operating income	54,426	(963)	53,463
Gain on disposal of real estate	88	3	91

Income before income taxes	54,514	(960)	53,554
Income tax recovery	(4,682)	294	(4,388)

Income from continuing operations	59,196	(1,254)	57,942
Income from discontinued operations	96,601	(2,152)	94,449

Net income	$155,797	$(3,406)	$152,391

Basic earnings attributable to each Granite Common or Class B Share
- continuing operations	$1.26	$(0.02)	$1.24
- discontinued operations	2.06	(0.05)	2.01

Total	$3.32	$(0.07)	$3.25

Diluted earnings attributable to each Granite Common or Class B Share
- continuing operations	$1.26	$(0.03)	$1.23
- discontinued operations	2.06	(0.05)	2.01

Total	$3.32	$(0.08)	$3.24

Consolidated Statement of Comprehensive Income Year ended December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Net income	$155,797	$(3,406)	$152,391
Foreign currency translation adjustment	(14,324)	15,400	1,076
Other changes to comprehensive income, net	(532)	12	(520)

Comprehensive income	$140,941	$12,006	$152,947

Consolidated Statement of Deficit Year ended December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Deficit, beginning of year	$(267,227)	$(43,366)	$(310,593)
Net income	155,797	(3,406)	152,391
Dividends	(37,544)	1	(37,543)
Distribution under Plan of Arrangement	(696,796)	16,166	(680,630)

Deficit, end of year	$(845,770)	$(30,605)	$(876,375)

Consolidated Statement of Loss Year ended December 31, 2010	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Revenue	$173,894	$5,228	$179,122
Operating costs, expenses and income
General and administrative	43,586	1,124	44,710
Depreciation and amortization	41,181	1,232	42,413
Interest expense and other financing costs, net	18,217	536	18,753
Other operating costs and expenses	2,870	64	2,934
Impairment recovery related to loans receivable from MEC	(9,987)	(50)	(10,037)

Operating income	78,027	2,322	80,349
Other gains, net	1,971	78	2,049
Purchase price consideration adjustment	20,335	104	20,439

Income before income taxes	100,333	2,504	102,837
Income tax expense	33,792	642	34,434

Income from continuing operations	66,541	1,862	68,403
Loss from discontinued operations	(119,245)	(2,024)	(121,269)

Net loss	$(52,704)	$(162)	$(52,866)

Basic and diluted earnings (loss) attributable to each Granite Common or Class B Share
- continuing operations	$1.42	$0.05	$1.47
- discontinued operations	(2.55)	(0.05)	(2.60)

Total	$(1.13)	$—	$(1.13)

Consolidated Statement of Comprehensive Loss Year ended December 31, 2010	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Net loss	$(52,704)	$(162)	$(52,866)
Foreign currency translation adjustment	(22,079)	(81,302)	(103,381)
Other changes to comprehensive loss	(162)	—	(162)

Comprehensive loss	$(74,945)	$(81,464)	$(156,409)

Consolidated Statement of Deficit Year ended December 31, 2010	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Deficit, beginning of year	$(191,169)	$(42,520)	$(233,689)
Net loss	(52,704)	(162)	(52,866)
Dividends	(23,354)	(684)	(24,038)

Deficit, end of year	$(267,227)	$(43,366)	$(310,593)

Consolidated Statement of Cash Flows Year ended December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
OPERATING ACTIVITIES
Income from continuing operations	$59,196	$(1,254)	$57,942
Items not involving current cash flows	62,415	(383)	62,032
Changes in non-cash working capital balances	(8,285)	(12)	(8,297)

Cash provided by operating activities	113,326	(1,649)	111,677

INVESTING ACTIVITIES
Real estate property additions	(50,325)	1,814	(48,511)
Other	273	(1)	272

Cash used in investing activities	(50,052)	1,813	(48,239)

FINANCING ACTIVITIES
Repayment of bank indebtedness, net	(12,318)	(682)	(13,000)
Dividends paid	(37,544)	(179)	(37,723)
Other	4,997	(216)	4,781

Cash used in financing activities	(44,865)	(1,077)	(45,942)
Effect of exchange rate changes on cash and cash equivalents	584	1,534	2,118

Net cash flows provided by continuing operations	18,993	621	19,614
Net cash flows used in discontinued operations	(48,443)	792	(47,651)

Net decrease in cash and cash equivalents during the year	(29,450)	1,413	(28,037)
Cash and cash equivalents, beginning of year	85,407	(462)	84,945

Cash and cash equivalents, end of year	$55,957	$951	$56,908

Consolidated Statement of Cash Flows Year ended December 31, 2010	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
OPERATING ACTIVITIES
Income from continuing operations	$66,541	$1,862	$68,403
Items not involving current cash flows	25,971	1,352	27,323
Changes in non-cash working capital balances	(1,304)	(179)	(1,483)

Cash provided by operating activities	91,208	3,035	94,243

INVESTING ACTIVITIES
Loan repayments from MEC, net	46,990	840	47,830
Acquisition of MEC Transferred Assets, net of cash	(50,520)	2	(50,518)
Real estate property additions	(9,725)	(401)	(10,126)
Other	(2,687)	(97)	(2,784)

Cash used in investing activities	(15,942)	344	(15,598)

Consolidated Statement of Cash Flows Year ended December 31, 2010	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
FINANCING ACTIVITIES
Proceeds from bank indebtedness, net	12,896	104	13,000
Dividends paid	(23,354)	(646)	(24,000)
Other	(225)	(6)	(231)

Cash used in financing activities	(10,683)	(548)	(11,231)
Effect of exchange rate changes on cash and cash equivalents	(1,033)	(6,858)	(7,891)

Net cash flows provided by continuing operations	63,550	(4,027)	59,523
Net cash flows used in discontinued operations	(113,306)	(2,734)	(116,040)

Net decrease in cash and cash equivalents during the year	(49,756)	(6,761)	(56,517)
Cash and cash equivalents, beginning of year	135,163	6,299	141,462

Cash and cash equivalents, end of year	85,407	(462)	84,945
Less: cash and cash equivalents of discontinued operations, end of year	(18,675)	102	(18,573)

Cash and cash equivalents of continuing operations, end of year	$66,732	$(360)	$66,372

APPENDIX “D”

FAIRNESS OPINION

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, ON M5J 2W7 Telephone: 416-842-2000

September 28, 2012

The Board of Directors

Granite Real Estate Inc.

77 King Street West

Suite 4010

P.O. Box 159

Toronto Dominion Centre

Toronto, ON M5K 1H1

To the Board:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Granite Real Estate Inc. (the “Company”) proposes to convert by way of a plan of arrangement (the “Arrangement”) from a corporate structure into a real estate investment trust (“REIT”) structure (the “Conversion”), whereby a new RElT (“Granite REIT”), and a new corporation (“Granite GP”), will hold all the partnership interests in a new limited partnership, which will own directly and indirectly the subsidiaries and assets currently owned directly and indirectly by the Company. Under the proposed Conversion, the holders of the common shares (“Shares”) of the Company (the “Shareholders”) will exchange their Shares for one stapled unit (“Stapled Unit”) for each Share held. Each Stapled Unit will consist of one unit of Granite RElT and one common share of Granite GP. The terms of the Conversion will be more fully described in an information circular (the “Circular”), which will be mailed to the Shareholders in connection with the Conversion.

The Company has retained RBC to provide advice and assistance to the Company in evaluating the Conversion, including the preparation and delivery to the board of directors (the “Board”) of the Company of RBC’s opinion as to the fairness of the consideration under the Conversion from a financial point of view to the Shareholders (the “Fairness Opinion”). RBC has not prepared a valuation of the Company, Granite REIT, Granite GP or any of their securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Company initially contacted RBC regarding a potential advisory assignment in June 2012, and RBC was formally engaged by the Company through an agreement between the Company and RBC (the “Engagement Agreement”) dated June 15, 2012. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on successful completion of the Conversion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province and territory of Canada.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Granite REIT, Granite GP or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Granite REIT, Granite GP or the Conversion.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated September 21, 2012, of the Circular (the “Draft Circular”);

2.	audited financial statements of the Company for each of the five years ended December 31, 2011;

3.	the unaudited interim reports of the Company for the quarters ended March 31, 2012 and June 30, 2012;

4.	annual report of the Company for each of the two years ended December 31, 2011;

5.	the Notice of Annual General and Special Meeting of Shareholders and Management Information Circular of the Company for each of the two years ended December 31, 2011;

6.	annual information form of the Company for each of the two years ended December 31, 2011;

7.	the internal management budget and reforecast of the Company, prepared by management of the Company, for the year ending December 31, 2012;

8.

unaudited projected financial statements of the Company on a consolidated basis and segmented by geography under the current corporate structure and assuming completion of the Conversion, prepared by management of the Company, for the year ending December 31, 2013;

9.	legal structure and tax analyses regarding the Conversion, prepared by management and legal counsel of the Company;

10.	discussions with senior management of the Company;

11.	discussions with the Company’s legal counsel;

12.	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public entities considered by us to be relevant;

RBC CAPITAL MARKETS

13.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

14.	public information regarding the real estate industry;

15.

representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

16.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as part of a due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the consolidated financial statements of the Company and the reports of the auditors thereon.

Assumptions and Limitations

With the Company’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the lnformation was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Conversion and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Conversion necessary to make the lnformation or any statement contained therein not misleading in light of the circumstances under which the lnformation was provided or any statement was made; and that (ii) since the dates on which the lnformation was provided to RBC, except as disclosed in writing to RBC or publicly disclosed by the Company, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the lnformation or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Conversion will be met and that the disclosure provided or incorporated by reference in the Draft Circular with respect to the Company, its subsidiaries and affiliates and the Conversion is accurate in all material respects.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions and the RElT tax regime prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, and its subsidiaries and affiliates, as they were reflected in the lnformation and as they have been represented to RBC in discussions

RBC CAPITAL MARKETS

with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Conversion.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to vote in favour of the Conversion.

Approach to Fairness

In considering the fairness of the consideration under the Conversion, from a financial point of view, to the Shareholders, RBC principally considered a comparison of the expected market trading price of the Stapled Units assuming completion of the Conversion under the Arrangement to the expected market trading price of the Shares if the Company were to remain in its current corporate structure.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Conversion is fair from a financial point of view to the Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

RBC CAPITAL MARKETS

APPENDIX “E”

ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT is made as of the 11th day of October, 2012 among GRANITE REAL ESTATE INC., a corporation continued under the laws of Québec (“Granite”), GRANITE REAL ESTATE INVESTMENT TRUST, a trust established under the laws of Ontario (“Granite REIT”), GRANITE REIT INC., a corporation incorporated under the laws of British Columbia (“Granite GP”), 9268-7409 QUÉBEC INC., a corporation incorporated under the laws of Québec (“Fin GP”) and GRANITE EUROPE LIMITED PARTNERSHIP, a limited partnership established under the laws of Québec (“Fin LP”).

WHEREAS:

(a)

Granite, Granite REIT, Granite GP and the other parties hereto wish to propose an arrangement to “convert” Granite from a corporate structure to a “stapled unit” real estate investment trust structure and involving, among other things, the holders of Granite Common Shares (as defined herein) exchanging their Granite Common Shares, through a series of steps, for Stapled Units (as defined herein) each consisting of one Granite REIT Unit (as defined herein) and one Granite GP Common Share (as defined herein);

(b)	the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the Business Corporations Act (Québec);

(c)	in furtherance of the foregoing, the parties entered into an arrangement agreement dated as of October 2, 2012 (the “Original Agreement”); and

(d)

the parties have determined to amend and restate the Original Agreement and have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement, and the parties hereto may agree that other persons become parties hereto.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties to this Agreement), the parties hereby covenant and agree to amend and restate the Original Agreement in its entirety as follows:

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

“Arrangement” means the arrangement under Chapter XVI – Division II of the QBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Granite, acting reasonably;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be voted upon by the Granite Common Shareholders at the Meeting;

“Articles of Arrangement” means the articles of arrangement of Granite in respect of the Arrangement, required to be filed pursuant to section 418 of the QBCA with the Enterprise Registrar after the Final Order is made by the Court, which shall be in form and content satisfactory to Granite;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in (i) Toronto, Ontario, or (ii) Montreal, Québec are not open for business during normal banking hours;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Enterprise Registrar in accordance with Chapter XVIII of the QBCA in respect of the Articles of Arrangement;

“Circular” means the notice of the Meeting and accompanying management information circular/proxy statement, including all schedules, appendices and exhibits thereto, to be sent to Granite Common Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

“Court” means the Superior Court of Québec;

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

“Dissent Rights” means the rights of a registered Granite Common Shareholder to demand that Granite repurchase all of the Granite Common Shares held by such Granite Common Shareholder in accordance with Chapter XIV of the QBCA, as modified by the Interim Order and the Plan of Arrangement;

“Dissenting Shareholder” means a registered Granite Common Shareholder that validly exercises Dissent Rights in respect of the Arrangement Resolution and has not renounced or been deemed to have renounced such Dissent Rights;

“Effective Date” means the date the Arrangement is effective under the QBCA;

“Effective Time” means 5:00 p.m. (Montreal time) on the Effective Date or such other time on the Effective Date as may be specified in writing by Granite;

“Enterprise Registrar” means the enterprise registrar appointed by the Minister of Revenue of Québec;

“Final Order” means the order of the Court made after application therefor, presented to the Court in form and content acceptable to Granite, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of Granite, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any requested amendment is acceptable to Granite, acting reasonably) on appeal;

“Granite Common Shares” means the common shares in the capital of Granite;

“Granite Common Shareholders” means the holders of Granite Common Shares;

“Granite GP Common Shares” means the common shares in the capital of Granite GP;

“Granite LP” means a limited partnership to be formed under the laws of Québec, with Granite GP acting as general partner, to participate in the Arrangement as contemplated herein;

“Granite Parties” means the parties hereto other than Granite;

“Granite REIT Declaration of Trust” means the declaration of trust forming and governing Granite REIT, as amended, supplemented or otherwise modified from time to time;

“Granite REIT Units” means the trust units of Granite REIT;

“Interim Order” means the order of the Court made after application therefor, presented to the Court in form and content acceptable to Granite, acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court at the request of Granite;

“Meeting” means the special meeting of Granite Common Shareholders, including any adjournment or postponement thereof, to be called and held to consider, among other things, the Arrangement Resolution;

“NYSE” means the New York Stock Exchange;

“Original Agreement” has the meaning given thereto in the recitals to this Agreement;

“person” shall be broadly interpreted and includes an individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government (including any governmental entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement attached hereto as Schedule A, as amended, modified or supplemented from time to time in accordance with the terms thereof;

“QBCA” means the Business Corporations Act (Québec), R.S.Q. c. S-31.1;

“Stapled Unit” means a unit consisting of one Granite GP Common Share and one Granite REIT Unit; and

“TSX” means the Toronto Stock Exchange.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation	Not Affected by Headings

The division of this Agreement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Amended and Restated Arrangement Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.4 Number	and Gender

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.5 Date	for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 References	to Statutes, etc.

In this Agreement, references to a particular statute or law shall be to such statute or law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to a person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person.

1.7 Governing	Law and Time

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Québec and the laws of Canada applicable therein. All times expressed herein are local time (Montreal, Québec) unless otherwise stipulated herein.

1.8 Entire	Agreement

This Agreement, together with the schedule attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.9 References	to Trust

Where any reference is made herein to an act to be performed by, for or on behalf of, or an obligation of, Granite REIT, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of, or an obligation of, the trustee or trustees of Granite REIT, in their capacity as trustees, as the case may be, to the extent necessary to give effect thereto.

1.10 Additional	Parties

The parties hereto may agree that additional persons become party to this Agreement from time to time, including Granite LP as contemplated herein.

1.11 Schedule

Schedule A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2 THE ARRANGEMENT

2.1 Court	Applications

In connection with the Arrangement, Granite shall:

(a)

file, proceed with and prosecute an application for an Interim Order under Section 416 of the QBCA providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if thought advisable, approving, among other things, the Arrangement Resolution; and

(b)

subject to obtaining all necessary approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order or otherwise, including approval of the Arrangement Resolution by the Granite Common Shareholders, take steps necessary to submit the Arrangement to the Court and apply for the Final Order on or before December 31, 2012.

2.2 Implementation	of the Arrangement

Subject to the terms of this Agreement, including satisfaction or waiver of the conditions set forth herein, on December 31, 2012, or such other date as Granite, Granite REIT and Granite GP may agree, Granite shall send to the Enterprise Registrar the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.3 Effective	Time

The Arrangement shall become effective at the Effective Time in the manner provided in the Plan of Arrangement and the transactions comprising the Arrangement shall occur and shall be deemed to have occurred as set out therein without any further act or formality.

ARTICLE 3 COVENANTS

3.1 Covenants	of the Parties

Each of the parties hereto covenants and agrees that, subject to the terms of this Agreement, including satisfaction or waiver of the conditions set forth herein, it will:

(a)	take all actions reasonably necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b)

use all reasonable efforts to obtain all consents, exemptions, approvals, assignments, waivers and amendments to or terminations of any instruments considered necessary or desirable by the parties and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date; and

(d)	to the extent applicable to it, carry out the terms of the Final Order and implement the transactions contemplated by this Agreement and the Arrangement.

3.2 Covenants	of Granite

Granite covenants and agrees that it will:

(a)

solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare the Circular and proxy solicitation materials and any amendments, modifications or supplements thereto as required by, and in compliance with, the Interim Order, applicable securities laws and the QBCA, and file and distribute the same to the Granite Common Shareholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(b)	convene the Meeting as contemplated by the Interim Order and conduct the Meeting in accordance with the Interim Order, the QBCA and as otherwise required by law; and

(c)

prior to the Effective Date, make application to the TSX for approval of the listing on the TSX of the Granite REIT Units, Granite GP Common Shares and Stapled Units issuable pursuant to the Arrangement and make application to the NYSE for approval of the listing on the NYSE of the Stapled Units.

3.3 Covenants	of Granite REIT and Granite GP

Granite REIT and Granite GP each covenants and agrees that it will:

(a)

until the Effective Date, other than as contemplated herein, in the Plan of Arrangement or in the Circular, not carry on any business or enter into any transaction without the prior written consent of Granite;

(b)

until the Effective Date, other than as contemplated herein, not issue any securities or enter into any agreements to issue securities or grant options, warrants or rights to purchase any of its securities, except to Granite or as agreed to by Granite;

(c)	in the case of Granite REIT, on or prior to the Effective Date, reserve and authorize for issuance the Granite REIT Units issuable pursuant to the Arrangement;

(d)	in the case of Granite GP, on or prior to the Effective Date, reserve and authorize for issuance the Granite GP Common Shares issuable pursuant to the Arrangement; and

(e)

prior to the Effective Date, cooperate with Granite in making the application to the TSX for approval of the listing on the TSX of the Granite REIT Units, Granite GP Common Shares and Stapled Units, and in making the application to the NYSE for approval of the listing on the NYSE of the Stapled Units.

3.4 Amendment	of Granite GP’s Articles of Incorporation

Immediately following completion of the Plan of Arrangement, Granite GP will amend its notice and articles of incorporation to remove the Granite GP Non-Voting Shares (as defined in the Plan of Arrangement) from its authorized share capital.

3.5 Formation	of Granite LP

Prior to the Effective Date, Granite and Granite GP will cause Granite LP to be formed and Granite GP will cause Granite LP to become party to this Agreement.

ARTICLE 4 CONDITIONS PRECEDENT

4.1 Mutual	Conditions

The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)

the Interim Order shall have been granted in form and substance satisfactory to Granite, Granite REIT and Granite GP, acting reasonably, not later than November 30, 2012 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)

the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Granite Common Shareholders at the Meeting in accordance with the provisions of the Interim Order and the QBCA;

(c)

the Final Order shall have been granted in form and substance satisfactory to Granite, Granite REIT and Granite GP, acting reasonably, not later than December 31, 2012 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(d)	Dissent Rights shall have been exercised by Granite Common Shareholders with respect to no more than 3% of the outstanding Granite Common Shares;

(e)

the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Granite, Granite REIT and Granite GP, acting reasonably, shall have been accepted for filing by the Enterprise Registrar together with the Final Order in accordance with the QBCA;

(f)	the unitholders, partners or shareholders, as applicable, of the Granite Parties other than Granite shall have provided required approvals of the Arrangement and the transactions contemplated thereby;

(g)

no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein or in the Plan of Arrangement; or

(ii)	results or could result in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein or in the Plan of Arrangement;

(h)

there shall not have occurred any change or proposed change in the income tax laws of Canada or any other jurisdiction or the interpretation or administration thereof, which change would, as a consequence of the completion of the Arrangement, be material and adverse to Granite, Granite REIT or Granite GP or the other Granite Parties;

(i)

no breach or default or event of default will result under material debt contracts or indentures or other material agreements of Granite, Granite REIT or Granite GP or the other Granite Parties directly or indirectly relating to or as a result of the transactions contemplated in this Agreement or in the Plan of Arrangement;

(j)

all material regulatory consents, exemptions and approvals considered necessary or desirable by the parties with respect to the transactions contemplated under the Arrangement shall have been completed or obtained;

(k)

all material third party consents, exemptions and approvals considered necessary or desirable by the parties with respect to the transactions contemplated under the Arrangement shall have been completed or obtained; and

(l)

the TSX shall have conditionally approved the listing or the substitutional listing of the Granite REIT Units, Granite GP Common Shares and Stapled Units to be issued pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date and any other conditions acceptable to Granite, Granite REIT and Granite GP, acting reasonably, and the NYSE shall have approved the listing of the Stapled Units subject only to official notice of issuance.

4.2 Additional	Conditions to Obligations of the Granite Parties

In addition to the conditions contained in Section 4.1, the obligation of the Granite Parties to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a)

each of the covenants, acts and undertakings of Granite, Granite REIT and Granite GP to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with; and

(b)

the directors of Granite, the directors of Granite GP or the trustees of Granite REIT shall not have determined, in each case in their sole and absolute discretion, that to proceed with the Arrangement would not be in the best interests of Granite, Granite GP, Granite REIT or the other Granite Parties, respectively.

4.3 Notice	and Effect of Failure to Comply with Conditions

If any of the conditions set forth in Sections 4.1 or 4.2 hereof shall not be satisfied or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the satisfaction thereof, then a party for whose benefit the condition is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-satisfaction of the applicable conditions and the party in breach shall have failed to cure such breach or non-satisfaction within ten Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

4.4 Satisfaction	of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the QBCA to give effect to the Arrangement.

ARTICLE 5 AMENDMENT AND TERMINATION

5.1 Amendments

The Original Agreement is amended and restated in its entirety by this Agreement. This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment that changes the consideration to be received by the holders of Granite Common Shares pursuant to the Arrangement shall be brought to the attention of the Court and is subject to such requirements as may be ordered by the Court.

5.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a)	the mutual agreement of the parties hereto;

(b)	the Arrangement shall not have become effective on or before January 31, 2013 or such later date as may be agreed to by the parties hereto; and

(c)	termination of this Agreement under Article 4 hereof.

ARTICLE 6 GENERAL

6.1 Binding	Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

6.2 No	Assignment

No party may assign its rights or obligations under this Agreement except pursuant to the Plan of Arrangement or as agreed by the other parties.

6.3 Confirmation

For greater certainty, none of the covenants of the parties contained herein shall prevent the trustees of Granite REIT or the directors of Granite or Granite GP from pursuing or responding to any submission or proposal regarding any acquisition or disposition of assets or any proposal to amalgamate, merge or effect an arrangement or similar transaction or any take-over bid or acquisition proposal generally or making any disclosure to securityholders with respect thereto which in the judgment of the trustees of Granite REIT or the directors of Granite or Granite GP is necessary or desirable.

6.4 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

6.5 Further	Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

6.6 Liability	of Granite REIT

The parties hereto acknowledge that the trustee or trustees of Granite REIT are entering into this Agreement solely in their capacity as trustees, on behalf of Granite REIT, and each of the parties hereto acknowledges that the obligations of Granite REIT hereunder will not be personally binding upon any of trustees of Granite REIT, any registered or beneficial holder of Granite REIT Units or any beneficiary under a plan of which a holder of Granite REIT Units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of Granite REIT arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including claims based on negligence or otherwise tortious behaviour, and recourse for such indebtedness, obligations or liabilities of Granite REIT will be limited to, and satisfied only out of, the assets held in trust by the trustees of Granite REIT pursuant to the Granite REIT Declaration of Trust.

6.7 Counterparts

This Agreement may be executed in counterparts, including by additional parties, if any, in original, facsimile or electronic form, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

GRANITE REAL ESTATE INC.		GRANITE REIT INC.

Per:	/s/ Michael Forsayeth Name: Michael Forsayeth Title: Chief Financial Officer	Per:	/s/ Michael Forsayeth Name: Michael Forsayeth Title: Authorized Signatory

Per:	/s/ Jennifer Tindale Name: Jennifer Tindale Title: Executive Vice-President, General Counsel	Per:	/s/ Jennifer Tindale Name: Jennifer Tindale Title: Authorized Signatory

GRANITE REAL ESTATE INVESTMENT TRUST, by its attorney GRANITE REAL ESTATE INC.		9268-7409 QUÉBEC INC.

Per:	/s/ Michael Forsayeth Name: Michael Forsayeth Title: Authorized Signatory	Per:	/s/ Michael Forsayeth Name: Michael Forsayeth Title: Authorized Signatory

Per:	/s/ Jennifer Tindale Name: Jennifer Tindale Title: Authorized Signatory	Per:	/s/ Jennifer Tindale Name: Jennifer Tindale Title: Authorized Signatory

GRANITE EUROPE LIMITED PARTNERSHIP, by its general partner 9268-7409 QUÉBEC INC.

Per:	/s/ Michael Forsayeth Name: Michael Forsayeth Title: Authorized Signatory

Per:	/s/ Jennifer Tindale Name: Jennifer Tindale Title: Authorized Signatory

Schedule A

PLAN OF ARRANGEMENT

UNDER CHAPTER XVI – DIVISION II

BUSINESS CORPORATIONS ACT (QUÉBEC)

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, the following terms have the following meanings:

(a)	“Affected Subsidiaries” means each body corporate, partnership and other entity, if any, referred to in Section 3.1 that is, immediately preceding the Effective Time, controlled by Granite;

(b)

“Arrangement” means the arrangement under Chapter XVI – Division II of the QBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Granite, acting reasonably;

(c)

“Arrangement Agreement” means the amended and restated arrangement agreement dated October 11, 2012 between Granite, Granite REIT, Granite GP, Granite LP, Fin GP and Fin LP, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(d)	“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be voted upon by the Granite Common Shareholders at the Meeting;

(e)

“Articles of Arrangement” means the articles of arrangement of Granite in respect of the Arrangement, required to be filed pursuant to section 418 of the QBCA with the Enterprise Registrar after the Final Order is made by the Court, which shall be in form and content satisfactory to Granite;

(f)	“BCBCA” means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, including the regulations promulgated thereunder, in either case as amended;

(g)

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in (i) Toronto, Ontario, or (ii) Montreal, Québec are not open for business during normal banking hours;

(h)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Enterprise Registrar in accordance with Chapter XVIII of the QBCA in respect of the Articles of Arrangement;

(i)

“Circular” means the notice of the Meeting and accompanying management information circular/proxy statement, including all schedules, appendices and exhibits thereto, sent to Granite Common Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

(j)	“Class X Shares” means the Class X shares to be added to the share capital of Granite pursuant to Section 3.1(h);

(k)	“Court” means the Superior Court of Québec;

(l)	“Debentures” means the 6.05% Senior Unsecured Debentures, Series 1, due December 22, 2016, issued by Granite under the Indenture;

(m)	“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

(n)

“Dissent Rights” means the rights of a registered Granite Common Shareholder to demand that Granite repurchase all of the Granite Common Shares held by such Granite Common Shareholder in accordance with Chapter XIV of the QBCA, as modified by the Interim Order and Article 5 hereof;

(o)

“Dissenting Shareholder” means a registered Granite Common Shareholder that validly exercises Dissent Rights in respect of the Arrangement Resolution and has not renounced or been deemed to have renounced such Dissent Rights;

(p)	“Effective Date” means the date the Arrangement is effective under the QBCA;

(q)	“Effective Time” means 5:00 p.m. (Montreal time) on the Effective Date or such other time on the Effective Date as may be specified in writing by Granite;

(r)	“Enterprise Registrar” means the enterprise registrar appointed by the Minister of Revenue of Québec;

(s)	“Fin GP” means 9268-7409 Québec Inc., a corporation incorporated under the QBCA to act as the general partner of Fin LP, and a wholly-owned subsidiary of Granite;

(t)	“Fin LP” means Granite Europe Limited Partnership, a limited partnership formed under the laws of Québec, with Fin GP as the general partner thereof and Granite as the initial limited partner;

(u)

“Final Order” means the order of the Court made after application therefor, presented to the Court in form and content acceptable to Granite, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of Granite, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any requested amendment is acceptable to Granite, acting reasonably) on appeal;

(v)	“First Tranche Units” has the meaning ascribed thereto in Section 3.1(i)(i);

(w)	“Granite” means Granite Real Estate Inc., a corporation continued under the QBCA.

(x)	“Granite Common Shareholders” means the holders of Granite Common Shares;

(y)	“Granite Common Shares” means the common shares in the capital of Granite;

(z)	“Granite GP” means Granite REIT Inc., a corporation incorporated under the BCBCA that will act as the general partner of Granite LP;

(aa)	“Granite GP Common Shares” means the common shares in the capital of Granite GP;

(bb)	“Granite GP Non-Voting Shares” means the non-voting shares in the capital of Granite GP;

(cc)	“Granite LP” means a limited partnership formed under the laws of Québec to participate in the Arrangement, as contemplated herein and in the Arrangement Agreement;

(dd)	“Granite Option” means an option to acquire a Granite Common Share issued under the Granite Option Plan;

(ee)	“Granite Option Plan” means Granite’s amended and restated incentive stock option plan;

(ff)	“Granite REIT” means Granite Real Estate Investment Trust, a trust formed under the laws of Ontario;

(gg)	“Granite REIT Units” means the trust units of Granite REIT;

(hh)	“Indenture” means the trust indenture dated December 22, 2004 between Granite and BNY Trust Company of Canada providing for the issue of debentures from time to time;

(ii)

“Interim Order” means the order of the Court made after application therefor, presented to the Court in form and content acceptable to Granite, acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court at the request of Granite;

(jj)

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, writs, awards, decrees, rulings, ordinances, judgments, injunctions, determinations or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, the TSX and the NYSE), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

(kk)	“Letter of Transmittal” means a letter of transmittal delivered or to be delivered by Granite to Granite Common Shareholders in connection with the Arrangement;

(ll)

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(mm)	“Meeting” means the special meeting of Granite Common Shareholders, including any adjournment or postponement thereof, called and held to consider, among other things, the Arrangement Resolution;

(nn)	“number” in respect of a quantity of shares or units includes a fraction of a share or unit, or a whole number plus a fraction of a share or unit;

(oo)	“NYSE” means the New York Stock Exchange;

(pp)	“Obligation Units” has the meaning ascribed thereto in Section 3.1(i);

(qq)

“Outstanding Shareholder” means a holder of Outstanding Shares after giving effect to Section 3.1(a) and before giving effect to Section 3.1(i) and, for greater certainty, all references to the number of Outstanding Shares of Outstanding Shareholders refer to the number of Outstanding Shares held by them within this time period;

(rr)	“Outstanding Shares” has the meaning ascribed thereto in Section 3.1(b);

(ss)

“person” shall be broadly interpreted and includes an individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(tt)

“Plan of Arrangement” means this Plan of Arrangement and any amendments or variations thereto made in accordance with the Arrangement Agreement or Article 6 hereof or made at the direction of the Court in the Final Order with the consent of Granite;

(uu)	“QBCA” means the Business Corporations Act (Québec), R.S.Q. c. S-31.1;

(vv)	“resident”, when used in respect of a limited partnership with one general partner, refers to the country of incorporation or formation of such general partner;

(ww)	“Residual Number” has the meaning ascribed thereto in Section 3.1(d);

(xx)	“Stapled Unit” means a unit consisting of one Granite GP Common Share and one Granite REIT Unit;

(yy)

“Stapled Unit Support Agreement” means the agreement between Granite REIT and Granite GP that will contain provisions to facilitate the Stapled Unit structure, including in relation to redemption of Granite REIT Units and Granite GP Common Shares, declaration of distributions and dividends and the holding of meetings of holders of Stapled Units;

(zz)

“Settlement Loan” means a loan in the amount of U.S.$900,000.00 owing by MI Developments (America) Inc., a subsidiary of Granite, to Granite REIT, contributed by Granite to Granite REIT to settle Granite REIT;

(aaa)

“subsidiary” (or “wholly-owned subsidiary”) in respect of any person includes an indirect subsidiary (or wholly-owned subsidiary) of such person, and includes (including for the purposes of this definition) a subsidiary limited partnership (including a “KG”, or Kommanditgesellschaft) of that person;

(bbb)	“Tax Act” means the Income Tax Act (Canada); and

(ccc)	“TSX” means the Toronto Stock Exchange.

1.2 Interpretation	Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3 Number	and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.4 Date	for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 References	to Statutes, etc.

In this Plan of Arrangement, references to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Plan of Arrangement to a person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person.

1.6 Governing	Law and Time

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Québec and the laws of Canada applicable therein. All times expressed herein are local time (Montreal, Québec) unless otherwise stipulated herein.

1.7 Exhibits

The following Exhibits are attached to this Plan of Arrangement and are incorporated in and form part of this Plan of Arrangement:

Exhibit A – European Subsidiaries

Exhibit B – Terms of Class X Shares of Granite Real Estate Inc.

ARTICLE 2

PLAN OF ARRANGEMENT AND EFFECT OF ARRANGEMENT

2.1 Plan	of Arrangement

This Plan of Arrangement constitutes an arrangement as referred to in Chapter XVI – Division II of the QBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2 Certificate	and Articles of Arrangement

(a)

The Articles of Arrangement and Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

(b)

Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any party or person until the Effective Time. Furthermore, each of the events listed in Article 3 shall be, without affecting the timing set out in Article 3, mutually conditional, such that no event described in said Article 3 may occur without all steps occurring, and those events shall effect the integrated transaction which constitutes the Arrangement.

2.3 Effectiveness	of the Arrangement

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate of Arrangement, shall become effective on, and be binding on and after, the Effective Time on: (i) all registered and beneficial holders of Granite Common Shares; (ii) Granite, (iii) Granite REIT, (iv) Granite GP and Granite LP, (v) Fin GP and Fin LP, and (vi) the Affected Subsidiaries.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

Commencing at the Effective Time, and ending immediately prior to 5:59 p.m. (Montréal time) on the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order on the Effective Date, without any further act or formality except as otherwise provided herein:

Dissenting Shareholders

(a)

the Granite Common Shares held by Dissenting Shareholders who have validly exercised Dissent Rights shall be deemed to have been transferred to and repurchased by Granite and cancelled and shall cease to be outstanding and such Dissenting Shareholders shall cease to have any rights as Granite Common Shareholders other than the right to be paid the fair value of their Granite Common Shares;

Granite Subscription for Granite GP Non-Voting Shares

(b)

Granite shall subscribe for and purchase, and Granite GP shall issue to Granite, a number of Granite GP Non-Voting Shares equal to the number of outstanding Granite Common Shares (for greater certainty, after the cancellation of Granite Common Shares formerly held by Dissenting Shareholders under Section 3.1(a), above) (the “Outstanding Shares”) in exchange for nominal consideration as agreed between Granite and Granite GP;

Transfer of Certain Loans by Granite to Fin LP and Assets by Granite to Granite LP

(c) (i)

Granite shall transfer loans owing to it by one or more of its European direct and indirect subsidiaries listed on Exhibit A, except as and to the extent determined otherwise by Granite in a written notice given to the other parties to the Arrangement Agreement prior to the Effective Time, to Fin LP as a contribution of capital; and

(ii)

all of the assets of Granite (other than (A) shares or other equity securities of Granite’s subsidiaries which are resident outside Canada and the United States, (B) the Granite REIT Units held by Granite at this time (expected to be 24,975 Granite REIT Units), (C) its Granite GP Common Share(s) and its Granite GP Non-Voting Shares, acquired by it upon incorporation of Granite GP or in Section 3.1(b), above, respectively (D) its common share(s) of Fin GP and (E) such other assets as may be designated by Granite to be retained by it) shall be transferred by Granite to Granite LP, as a contribution of capital (in respect of the net asset value contributed), and Granite LP and Fin LP will agree to become bound by the terms of the Indenture and the Debentures as co-principal debtor, with Granite remaining as co-principal debtor, and Granite LP will assume all of the other liabilities of Granite (except as may be agreed by Granite and Granite LP), and the amounts payable under the Indenture and the Debentures shall be guaranteed by Granite and Granite GP;

Transfer of LP Units of Granite LP by Granite to Granite REIT

(d)	Granite shall transfer all of the limited partnership units of Granite LP to Granite REIT in exchange for:

(i)	the agreement by Granite REIT to guarantee the Debentures, and

(ii)

a number of Granite REIT Units equal to (A) the number of Outstanding Shares, minus (B) the number of Granite REIT Units held by Granite immediately prior to such transfer (expected to be 24,975 Granite REIT Units), minus (C) the number (such number, the “Residual Number”) of Granite REIT Units determined by Granite in accordance with the formula:

(A/B)*C,

where A is the fair market value of all the Class X Shares immediately after the implementation of Section 3.1(l), as determined by Granite, B is the fair market value of the Granite REIT Units at such time, as determined by Granite, and C is the number of Outstanding Shares;

Exchange of Options

(e)

each outstanding Granite Option shall be exchanged for a new option to acquire a Granite REIT Unit and a new option to acquire a Granite GP Non-Voting Share (which will be converted into a Granite GP Common Share pursuant to Section 3.1(o) below), with the exercise price under each new option equal to the ratio of the fair market value of the security to which the new option relates immediately after the exchange to the fair market value of a Granite Common Share immediately prior to the exchange multiplied by the exercise price under the Granite Option;

Contribution of Settlement Loan by Granite REIT to Granite LP

(f)	Granite REIT shall transfer the Settlement Loan to Granite LP as a contribution of capital;

Transfer of Granite GP Non-Voting Shares by Granite to Granite REIT

(g)	Granite shall transfer to Granite REIT, as a contribution of capital, a number of Granite GP Non-Voting Shares equal to the Residual Number;

Amendment of Articles of Granite

(h)	the authorized share capital of Granite shall be amended to add Class X Shares having the rights, privileges, restrictions and conditions set out in Exhibit B;

Exchange of Granite Common Shares

(i)

all of the Outstanding Shares shall be simultaneously purchased by Granite from the Outstanding Shareholders for cancellation, and simultaneously cancelled by Granite, in exchange for the consideration specified in (i) to (iii) below:

(i)

the transfer by Granite, to each of the Outstanding Shareholders having one of the 200 largest shareholdings of Outstanding Shares, of (A) 25 Granite REIT Units (if Granite determines that the fair value of a Granite REIT Unit is Cdn.$25.00 or more) or 100 Granite REIT Units (if

Granite does not make such determination) (such Granite REIT Units delivered under this clause (A), the “First Tranche Units”) and (B) the same number of Granite GP Non-Voting Shares as the number of First Tranche Units transferred to such holder;

(ii)

the creation of an obligation of Granite to deliver to each Outstanding Shareholder, pursuant to Section 3.1(k), that number of Granite REIT Units and of Granite GP Non-Voting Shares as is equal to the number of Outstanding Shares held by such Outstanding Shareholder minus the sum of (A) the number of Granite REIT Units (if any) delivered to that Outstanding Shareholder pursuant to Section 3.1(i)(i) and (B) the number of Class X Shares issued to such Outstanding Shareholder pursuant to Section 3.1(i)(iii), so that:

(A)

in the case of Granite Common Shareholders other than those referred to in Section 3.1(i)(i), they will receive a number of such Granite REIT Units and Granite GP Common Shares that corresponds to the number of Outstanding Shares held by them, minus the number of Class X Shares that they will receive in Section 3.1(i)(iii);

(B)

in the case of the Granite Common Shareholders referred to in Section 3.1(i)(i), they will receive a number of such Granite REIT Units and Granite GP Common Shares that corresponds to the number of Outstanding Shares held by them, minus the number of Class X Shares that they will receive in Section 3.1(i)(iii), and minus the number of Granite REIT Units which they received in Section 3.1(i)(i);

(iii)	the issuance by Granite to each Outstanding Shareholder of that number of Class X Shares determined in accordance with the formula:

(D/E)*F,

where D is the number of Outstanding Shares of such Outstanding Shareholder, E is the total number of Outstanding Shares, and F is the Residual Number;

provided that, for greater certainty, the sum of the number of First Tranche Units, the number of Granite REIT Units (the “Obligation Units”) that Granite becomes obligated pursuant to Section 3.1(i)(ii) to deliver pursuant to Section 3.1(k) and the Residual Number shall equal the total number of Outstanding Shares;

Exchange of Class X Shares for Granite REIT Units and Granite GP Non-Voting Shares

(j)

for each outstanding Class X Share, Granite REIT shall issue one Granite REIT Unit and transfer one Granite GP Non-Voting Share to the holder of such Class X Share in exchange for the right to require such Class X Share to be assigned to Granite LP;

Distribution of Remaining Granite REIT Units and Granite GP Non-Voting Shares

(k)

the balance of the Granite REIT Units held by Granite, consisting of the Obligation Units, together with an equal number of Granite GP Non-Voting Shares, which Granite has an obligation to transfer pursuant to Section 3.1(i)(ii), above, shall be transferred by Granite to former holders of the Outstanding Shares in satisfaction of the obligation to do so under Section 3.1(i)(ii), above, such that, following this transfer, the number of outstanding Granite REIT Units (other than 25 Granite REIT Units held by Fin GP) and the number of outstanding Granite GP Non-Voting Shares shall be equal to the number of Outstanding Shares previously outstanding and each former holder of Outstanding Shares shall hold the same number of Granite REIT Units and Granite GP Non-Voting Shares as the number of Outstanding Shares held by such holder at the Effective Time;

Transfer of Class X Shares to Granite LP

(l)

Granite REIT shall make a contribution of capital to Granite LP by exercising its right to acquire all Class X Shares to be assigned to Granite LP and all Class X Shares shall thereupon be assigned to Granite LP;

Transfer of Fin LP Units to Granite

(m)

all of the voting limited partnership units of Fin LP held by Granite LP (representing slightly under a 20% partnership interest in Fin LP) shall be transferred by Granite LP to Granite, in consideration for the issuance of a number of Granite Common Shares agreed by Granite and Granite LP;

Conversion of Class X Shares of Granite

(n)	all of the Class X Shares of Granite shall be converted by Granite LP into Granite Common Shares on a one-for-one basis in accordance with the terms of the Class X Shares;

Cancellation of Initial Granite GP Common Share and Conversion of Granite GP Non-Voting Shares

(o)	concurrently:

(i)	each Granite GP Common Share held by Granite shall be surrendered to Granite GP and cancelled; and

(ii)

all of the Granite GP Non-Voting Shares shall be converted into Granite GP Common Shares on a one-for-one basis, and the Granite GP Non-Voting Shares shall no longer be issuable and shall thereafter be removed from the articles and authorized share capital of Granite GP upon the filing of articles of amendment as provided in the Arrangement Agreement;

Grant of Security for Indebtedness

(p)

except as and to the extent determined otherwise by Granite in a written notice given to the other parties to the Arrangement Agreement prior to the Effective Time, movable hypothecs shall be granted in favour of Granite LP or Fin LP, as applicable, by the Affected Subsidiaries described below, to secure indebtedness owed to Granite LP or Fin LP, as applicable, as follows:

(i)

a movable hypothec, pledging limited partnership units of subsidiary limited partnerships then held by MI Developments (America) Inc., a corporation incorporated under the laws of Delaware and a wholly-owned subsidiary of Granite, granted by MI Developments (America) Inc. to Granite LP to secure indebtedness owing by MI Developments (America) Inc. to Granite LP;

(ii)

a movable hypothec, pledging all promissory notes owed by subsidiaries of Granite to MI Developments Luxembourg S.à.r.l., a corporation incorporated under the laws of Luxembourg and a wholly-owned subsidiary of Granite, granted by MI Developments Luxembourg S.à.r.l. to Fin LP to secure indebtedness owing by MI Developments Luxembourg S.à.r.l. to Fin LP; and

(iii)(A)

a movable hypothec, pledging limited partnership units of subsidiary limited partnerships then held by Magna IV. Beteiligungs GmbH, a corporation incorporated under the laws of Germany and a wholly-owned subsidiary of Granite, granted by Magna IV. Beteiligungs GmbH to Fin LP to secure indebtedness owing by Magna IV. Beteiligungs GmbH to Fin LP, (B) a movable hypothec, pledging limited partnership units of subsidiary limited partnerships then held by Exterior Real Estate GmbH & Co. KG, a limited partnership formed under the laws of Germany and a subsidiary of Granite, granted by Exterior Real Estate GmbH & Co. KG to Fin LP to secure indebtedness owing by Exterior Real Estate GmbH & Co. KG to Fin LP, and (C) a movable hypothec, pledging limited partnership units of subsidiary limited partnerships then held by Intier Automotive Beteiligungs GmbH, a corporation incorporated under the laws of Germany and a subsidiary of Granite, granted by Intier Automotive Beteiligungs GmbH to Fin LP to secure indebtedness owing by Intier Automotive Beteiligungs GmbH to Fin LP; and

Stapled Unit Matters

(r)

each Granite REIT Unit shall be stapled to a Granite GP Common Share (except for 25 Granite REIT Units held by Fin GP) in accordance with their terms to form Stapled Units, the new options issued in exchange for the outstanding Granite Options pursuant to Section 3.1(e) will be combined to become options to acquire Stapled Units with an aggregate exercise price equal to the exercise price under such previously outstanding Granite Options, and Granite REIT and Granite GP shall enter into the Stapled Unit Support Agreement in connection therewith.

3.2 Transfers	Free of Liens

Any transfer of any securities pursuant to the Arrangement shall be free and clear of any Liens.

3.3 Issuance	of Stapled Units

(a)

Upon the purchase of Granite Common Shares for cancellation under Section 3.1(i), each former registered holder of Granite Common Shares shall, without any further act or formality, cease to be the holder of the Granite Common Shares so purchased and the name of each such former registered holder of Granite Common Shares shall be removed from the register of shareholders.

(b)

Upon the completion of the issue of Stapled Units pursuant to Section 3.1, each former registered holder of Granite Common Shares (other than Dissenting Shareholders, if any, that have properly exercised their Dissent Rights and who are ultimately entitled to be paid fair value for their Granite Common Shares) shall become the sole holder of the Stapled Units so issued and shall be added to the register of Stapled Units.

3.4 Withholding	Rights

Granite and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any former holder of Granite Common Shares such amounts as Granite and the Depositary may be required to deduct and withhold therefrom under any provision of the Tax Act or any other applicable Laws in respect of taxes. To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes hereof as having been paid to the person to whom such amounts would otherwise have been paid. Granite or the Depositary, as applicable, may sell or otherwise dispose of such portion of the consideration otherwise payable or deliverable to such holder as is necessary to provide sufficient funds to enable Granite or the Depositary, as applicable, to comply with such deduction and/or withholding requirements and Granite and the Depositary, as applicable, shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

3.5 Sale	of Stapled Units

If it appears to Granite that it would be contrary to applicable Law to issue Granite GP Non-Voting Shares, Granite Class X Shares, Granite GP Common Shares, Granite REIT Units or any other securities pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the Stapled Units that otherwise would be issued to that person may be issued to the Depositary for sale by the Depositary on behalf of that person. The Stapled Units so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Stapled Units sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the Stapled Units sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Stapled Units and any amount withheld in respect of taxes) in lieu of the Stapled Units themselves. None of Granite, Granite GP, Granite REIT or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE 4

CERTIFICATES

4.1 Exchange	of Certificates

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Granite Common Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 3.4. Subject to surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Granite Common Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, following the Effective Time the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the consideration to which such holder is entitled under this Plan of Arrangement, less any amounts withheld pursuant to Section 3.4, and any certificate so surrendered shall forthwith be cancelled.

4.2 Lost	Certificates

If any certificate which immediately prior to the Effective Time represented an interest in Granite Common Shares that were transferred pursuant to section 3.1 hereof has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the former registered holder thereof shall, as a condition precedent to the receipt of any Stapled Units to be issued to such person, provide to Granite GP and Granite REIT and any relevant transfer agent or registrar a bond, in form and substance satisfactory to Granite GP and Granite REIT, or otherwise indemnify Granite GP and Granite REIT and any relevant transfer agent or registrar to their satisfaction, in their sole and absolute discretion, against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5

DISSENT RIGHTS

5.1 Dissent	Rights

(a)

Each registered holder of Granite Common Shares shall be entitled to exercise Dissent Rights in respect of the Arrangement in the manner set out in Chapter XIV of the QBCA, as modified by the Interim Order and this Article 5. Such modifications include that the written notice of intent to exercise the right to demand the repurchase of Granite Common Shares contemplated by Section 376 of the QBCA must be sent to the registered office of Granite no later than 5:00 p.m. on the date that is two (2) Business Days before the Meeting.

(b)	In no case shall Granite or any other person be required to recognize any holder of Granite Common Shares who exercises Dissent Rights as a holder of Granite Common Shares after the Effective Time.

(c)

Registered holders of Granite Common Shares who renounce, or are deemed to renounce, their right to demand the repurchase of their Granite Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the consideration to which holders of Granite Common Shares who have not exercised Dissent Rights are entitled under Section 3.1 hereof (less any amounts withheld pursuant to Section 3.4).

(d)

For greater certainty, in addition to any other restrictions in Chapter XIV of the QBCA, no Granite Common Shareholder who has failed to exercise all the voting rights carried by the Granite Common Shares held by such Granite Common Shareholder against the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

ARTICLE 6

AMENDMENTS

6.1 Amendments	by the Parties

The parties to the Arrangement Agreement may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the parties to the Arrangement Agreement; and (iii) filed with the Court.

6.2 Amendments	Without Approval of the Court or Shareholders

Any amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time by Granite, or following the Effective Time by Granite REIT and Granite GP, without the approval of the Court or Granite Common Shareholders, provided that it concerns a matter which, in the reasonable opinion of Granite (or, following the Effective Time, Granite REIT and Granite GP), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or is not adverse to the financial or economic interests of Granite Common Shareholders.

6.3 Proposed	Amendments Prior to the Meeting

Subject to Section 6.2, any amendment to this Plan of Arrangement may be proposed by Granite at any time prior to or at the Meeting (provided that the other parties to the Arrangement Agreement shall have consented thereto) with or without any prior notice or communication to Granite Common Shareholders, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.4 Amendments	After the Meeting

Subject to Section 6.2, Granite may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court and, if and as required by the Court, after communication to Granite Common Shareholders.

ARTICLE 7

GENERAL

7.1 Further	Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

7.2 Invalidity

If, prior to the Effective Date, any term or provision of this Plan of Arrangement is held by the Court to be invalid, void or unenforceable, the Court, at the request of any parties, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of this Plan of Arrangement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation.

EXHIBIT A

EUROPEAN SUBSIDIARIES

MI Developments Luxembourg S.à.r.l., a corporation incorporated under the laws of Luxembourg and a wholly-owned subsidiary of Granite

Magna IV. Beteiligungs GmbH, a corporation incorporated under the laws of Germany and a wholly-owned subsidiary of Granite

Exterior Real Estate GmbH & Co. KG, a limited partnership formed under the laws of Germany and a subsidiary of Granite

Intier Automotive Beteiligungs GmbH, a corporation incorporated under the laws of Germany and a subsidiary of Granite

EXHIBIT B

TERMS OF CLASS X SHARES OF

GRANITE REAL ESTATE INC.

(for the purposes of these share terms, the “Corporation”)

The rights and restrictions attaching to the Class X Shares are as follows:

(a) Voting.    The Class X Shares shall carry and be entitled to one (1) vote per share at all meetings of shareholders of the Corporation, except of a particular class or series. The Class X Shares shall vote together with the holders of Common Shares as a single class (subject to applicable law).

(b) Dividends.    The holders of Class X Shares shall be entitled to receive such dividends as may be declared thereon by the Board of Directors, on a pari passu basis with the holders of Common Shares.

(c) Liquidation.    In the event of the liquidation of the Corporation, the holders of the Class X Shares shall, together with the holders of Common Shares, be entitled to receive pari passu all of the remaining property of the Corporation available for distribution to shareholders, which shall be paid or distributed equally share for share to such holders.

(d) Conversion.    The Class X Shares may be converted, on a one-for-one basis, at any time at the option of the holder thereof or the Corporation, into Common Shares of the Corporation.

(e) Consolidation / Subdivision.    If at any time before Class X Shares are converted into Common Shares of the Corporation, there is a consolidation or subdivision of the trust units of Granite Real Estate Investment Trust, the Class X Shares shall be automatically consolidated or subdivided, as applicable, in the same manner.

APPENDIX “F”

INTERIM ORDER

CANADA

PROVINCE OF QUEBEC DISTRICT OF MONTRÉAL File: No: 500-11-043434-121

SUPERIOR COURT

Commercial Division

Montreal, October 9, 2012

Present: The Honourable Louis J. Gouin, J.S.C.

IN THE MATTER OF A PROPOSED ARRANGEMENT UNDER CHAPTER XVI —DIVISION II OF THE BUSINESS CORPORATIONS ACT (QUÉBEC), R.S.Q. C. S-31.1, CONCERNING:

GRANITE REAL ESTATE INC.

Applicant

and

THE AUTORITÉ DES MARCHÉS FINANCIERS

Impleaded Party

INTERIM ORDER

(PURSUANT TO SECTION 416 OF THE BUSINESS CORPORATION ACT

(Québec), R.S.Q. c. S-31.1

GIVEN the Application of Granite Real Estate Inc. (“Granite”) for an Interim Order (the “Application”) under Chapter XVI — Division II of the Business Corporations Act (Québec), R.S.Q. c. S-31.1 (“QBCA’);

GIVEN the Affidavit of Mr. Michael Forsayeth, dated October 3, 2012 and the exhibits R-1 to R-13 filed in support of the Application;

GIVEN that this Court is satisfied that the Autorité de marchés financiers (the “AMF”) has been duly served with the Application and has not appeared or sought to be heard in connection with the Application;

GIVEN the provisions of the QBCA;

GlVEN the representations of counsel for Granite;

GlVEN that this Court is satisfied, at the present time, that the proposed arrangement is an “arrangement” within the meaning of Section 415 of the QBCA;

GlVEN that this Court is satisfied, at the present time, that it is impracticable or too onerous in the circumstances for the Applicant to effect the proposed arrangement under any other provision of the QBCA;

GlVEN that this Court is satisfied, at the present time, that the Applicant is not insolvent and meets the requirements set out in Section 414 of the QBCA;

GlVEN that this Court is satisfied, at the present time, that the arrangement is put forward in good faith and, in all likelihood, for a valid business purpose;

GlVEN the necessity to keep Exhibits R-2, R-3, R-4 and R-9 confidential and under seal in the records of the Superior Court of Quebec;

FOR THESE REASONS, THE COURT:

[1]	GRANTS the present Application for lnterim Order;

[2]	DISPENSES the Applicant from serving the present Application for lnterim Order, except for the notification to the AMF;

DEFINITIONS

[3]

ORDERS that all the definitions used in this lnterim Order shall have the meaning ascribed thereto in the notice of Meeting (as defined below) (the “Notice”) and in the accompanying Management Information Circular/Proxy Statement (together with the Notice, the “Circular”), a draft of which has been filed as Exhibit R-2 en liasse hereto or otherwise as specifically stated by this Court;

THE MEETING

[4]

AUTHORIZES and PERMITS Granite to call, hold and conduct a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares in the capital of Granite (“Granite Common Shares”) on or about November 15, 2012 at 10:00 a.m., in order to consider, among other things, and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”), the full text of which is attached as Appendix A to the Circular, to approve by the Requisite Approval (as defined herein) a plan of arrangement (as it may be amended pursuant to this lnterim Order, the “Plan of Arrangement”) annexed as Schedule A to the arrangement agreement (as it may be amended pursuant to this lnterim Order, the “Arrangement Agreement”) dated October 2, 2012 between Granite, Granite Real Estate Investment Trust (“Granite REIT”), Granite RElT Inc.

(“Granite GP”), 9268-7409 Québec Inc. (“Fin GP”), Granite Europe Limited Partnership (“Fin LP”) and any other party thereto, the said Plan of Arrangement and Arrangement Agreement being attached to the Circular as Appendix E;

[5]	AUTHORIZES and PERMITS Granite to transact such other business at the Meeting as is contemplated in the Circular or as may otherwise be properly brought before the Meeting;

MEETING RECORD DATE

[6]	ORDERS that the record date for determination of the Shareholders entitled to receive the Notice and to vote at the Meeting shall be October 11, 2012 (the “Meeting Record Date”);

[7]

ORDERS that only Shareholders whose names have been entered in the applicable register of Shareholders as of the close of business (Eastern Time) on the Meeting Record Date be entitled to vote at the Meeting;

[8]	ORDERS that the Meeting Record Date will not change in respect of any adjourned or postponed Meeting;

CONDUCT OF THE MEETING AND QUORUM

[9]	ORDERS that the Chair of the Meeting shall be determined by Granite;

[10]

ORDERS that the Meeting shall be called, held and conducted in accordance with the QBCA, and the articles and By-laws of Granite, subject to what may be provided by this Honourable Court in this Interim Order and subject to any further order of this Court;

[11]

ORDERS that quorum for the Meeting be established as two (2) individuals present in person, each being a Shareholder entitled to vote thereat or being a duly appointed proxy for an absent Shareholder so entitled, and holding or representing by proxy in the aggregate not less than twenty-five percent (25%) of the total number of outstanding Granite Common Shares;

PERMITTED ATTENDEES

[12]	ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)	the Shareholders as at the Meeting Record Date or their respective proxyholders;

(b)	the officers, directors, auditors and advisors of Granite; and

(c)	other persons who may receive the permission of the Chair of the Meeting.

AMENDMENTS TO THE ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT

[13]

ORDERS that the Arrangement Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended, modified and/or supplemented by mutual written agreement of the Parties and any such amendment, modification or supplement may, subject to this Interim Order and the Final Order and applicable law, without limitation:

(a)	change the time for performance of any obligations or acts of Granite and/or any of the other Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of Granite and/or any of the other Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement;

[14]	ORDERS that the Plan of Arrangement may be amended, modified or supplemented at any time, pursuant to Article 6 of the Plan of Arrangement;

[15]

ORDERS that Granite and the other applicable Parties may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided in the Arrangement Agreement, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained in the Arrangement Agreement, or (iii) waive any inaccuracies in any of the other Party’s representations or warranties contained in the Arrangement Agreement or in any other document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived;

AMENDMENTS TO THE MEETING MATERIALS

[16]

ORDERS that Granite be authorized to make such amendments, revisions and/or supplements to the draft Meeting Materials as it may determine and that the Meeting Materials, as so amended, revised and/or supplemented, shall be the Meeting Materials to be distributed;

ADJOURNMENTS AND POSTPONEMENTS

[17]

AUTHORIZES Granite, if it deems it advisable (subject to the terms of the Arrangement Agreement), to (i) adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and (ii) give notice of any such adjournment or postponement by such method as Granite may determine is appropriate in the circumstances; and DECLARES that the foregoing shall not limit the authority of the chair of the Meeting in respect of adjournments and postponements;

[18]	ORDERS that that the Meeting Record Date will not change in respect of any adjourned or postponed Meeting;

NOTICE AND MEETING MATERIALS

[19]	ORDERS that:

(a)	the Notice substantially in the form submitted as part of the Circular, Exhibit R-2 en liasse;

(b)	the Circular substantially in the form submitted as Exhibit R-2 en liasse (enclosing, inter alia, this Interim Order and the Notice of Final Hearing);

(c)	the letter of transmittal substantially in the form submitted as Exhibit R-3 (the “Letter of Transmittal”), where applicable;

(d)	the applicable Form of Proxy substantially in the form submitted as Exhibit R-4, where applicable and;

(e)	the Notice of Final Hearing substantially in the form submitted as Exhibit R-12,

(collectively,	the “Meeting Materials”)

shall	be mailed or otherwise delivered:

(a)

to the registered Shareholders as of the close of business (Eastern Time) on the Meeting Record Date, at least twenty-one (21) days prior to the date of the Meeting, by one or more of the following methods:

(i)

by prepaid, ordinary or first-class mail to the addresses of the Shareholders as they appear on the books and records of Granite or its registrar and transfer agent, as of the close of business (Eastern Time) on the Meeting Record Date, and if no address is shown therein, then at the last address of the person known to the corporate secretary of Granite;

(ii)	by delivery, in person or by recognized courier service or interoffice mail to the address specified above; or

(iii)

by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Granite, who requests such transmission in writing and, if required by Granite, who is prepared to pay the charge for such transmission;

(b)

to non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National lnstrument 54-101 of the Canadian Securities Administrators;

(c)

to the respective directors and auditors of Granite, by delivery in person, by recognized courier service, by prepaid, ordinary or first-class mail or by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting;

(d)

to the Toronto Stock Exchange by electronically filing the Meeting Materials via the System for Electronic Document Analysis and Retrieval (SEDAR) at least twenty-one (21) days prior to the date of the Meeting;

and	that compliance with this paragraph shall constitute sufficient notice of the Meeting;

[20]	ORDERS that the Notice shall be deemed, for the purposes of this lnterim Order, to have been received:

(a)	in the case of mailing, three (3) days after delivery thereof to the post office;

(b)	in the case of delivery in person, upon receipt thereof at the intended recipient’s address, or, in the case of delivery by courier, one business day after delivery thereof to the courier; and

(c)	in the case of a facsimile transmission or electronic delivery, upon the transmission thereof;

[21]

AUTHORIZES a notice of any amendment, update or supplements to any of the information provided in the Meeting Materials to be communicated to the Shareholders by press release, newspaper advertisement or by notice sent to the Shareholders by any of the means, as determined to be the most appropriate method of communication by the Granite Board of Directors;

[22]

DECLARES that accidental failure or omission by Granite to give the Notice or to distribute the Meeting Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice or materials as a result of events beyond the reasonable control of Granite, or the non-receipt of such notice or materials shall, subject to the further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting; provided that if any such failure or omission is brought to the attention of Granite, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances;

[23]

AUTHORIZES Granite to make such amendments, revisions, or supplements to the Meeting Materials and Court materials ("Additional Information”) as it may determine necessary or advisable, subject to and in accordance with the terms of the Arrangement Agreement, and that notice of such Additional Information may, subject to the order of this Honourable Court, be distributed by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as the Granite Board of Directors may determine;

[24]

ORDERS that distribution of the Meeting Materials pursuant to the order of the Honourable Court shall constitute notice of the Meeting and good and sufficient service of the Application for an Interim Order and for a Final Order Approving a Proposed Plan of Arrangement pursuant to the Québec Code of Civil Procedure upon the persons described above and that those persons are bound by any orders made;

[25]	DECLARES that an affidavit signed by the person responsible for the sending of the Meeting Materials shall constitute conclusive proof of service of the Meeting Materials on the addressees;

[26]

ORDERS that no other form of service of the Meeting Materials or any portion thereof need to be made or notice given on other materials served in respect of these proceedings and/or the Meeting and/or the hearing for a Final Order sanctioning the Plan of Arrangement to such persons or to any other persons;

SOLICITATION AND REVOCATION OF PROXIES

[27]

AUTHORIZES Granite to use the proposed Letter of Transmittal, the Form of Proxy, with such amendments and additional information as Granite may determine are necessary or desirable, subject to the terms of the Arrangement Agreement;

[28]

ORDERS that the completed Forms of Proxy must be received by Granite c/o Computershare Investor Services Inc. or by Granite directly, by 10:00 a.m. (Eastern Time) on November 13, 2012 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened at one of the following locations:

Computershare Investor Services Inc.

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Attention: Proxy Department

Granite Real Estate Inc.

77 King Street West, Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario M5K 1H1

Attention: General Counsel

[29]

AUTHORIZES Granite to (i) at its expense, solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communications as it may determine and (ii) waive generally the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Granite deems it advisable to do so;

[30]	ORDERS that a Shareholder who has given a proxy may revoke it by:

(a)	completing and signing a proxy bearing a later date and depositing it with Granite or Computershare Investor Services Inc. as described above;

(b)

depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing at Granite’s principal executive offices as described above addressed to the General Counsel of Granite at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(c)	in any other manner permitted by law;

[31]

ORDERS that, notwithstanding the foregoing, a non-registered Shareholder who wishes to revoke his or her proxy or voting instruction form may only do so by way of the intermediary through which his or her Shares are held;

[32]

ORDERS that such proxy may be revoked by any other method permitted by the QBCA or that the notice of revocation may be executed by the Shareholder or by an attorney who has the Shareholder’s written authorization and that if the Shareholder is a corporation, that the written notice must be executed by its duly authorized officer or attorney;

VOTING

[33]

ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may properly be brought before the Meeting, shall be those Shareholders as of the close of business (Eastern Time) on the Meeting Record Date, and ORDERS that illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast; and ORDERS that Forms of Proxy that are properly signed and dated but which do not contain voting instructions shall be voted for and in favour of the Arrangement Resolution;

[34]

ORDERS that votes shall be taken at the Meeting on the basis of one vote per Granite Common Share, and that in order for the Plan of Arrangement to be implemented, subject to further order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and entitled to vote (the “Requisite Approval”) and that such votes shall be sufficient to authorize and direct Granite to do all such acts and things as may be necessary or desirable to give effect to the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval by this Honourable Court;

DISSENT RIGHTS

[35]

ORDERS that, in order for a Shareholder to exercise dissent rights in respect of the Arrangement in the manner set out in Chapter XIV of the QBCA, as modified by this Interim Order and the Plan of Arrangement (“Dissent Rights”):

(a)

the written notice of intent to exercise the right to demand the repurchase of Granite Common Shares contemplated by Section 376 of the QBCA (the “Notice of Exercise of Dissent Rights”) must be received by Granite at its registered office located at 600 de Maisonneuve Boulevard West, Suite 2200, Montreal, Québec H3A 3J2, not later than 5:00 p.m. (Eastern Time) on November 13, 2012, or two (2) Business Days prior to any adjournment or postponement of the Meeting;

(b)	the Shareholder must exercise all the voting rights carried by the Granite Common Shares held by such Shareholder against the Arrangement Resolution; and

(c)	the Shareholder must have otherwise complied with the provisions of the QBCA as modified by this Interim Order respecting the exercise of dissent rights;

[36]

ORDERS that each Granite Common Share held by a Shareholder who properly exercises his dissent rights (a “Dissenting Shareholder”) shall, without any further action or formality by or on behalf of the Dissenting Shareholder, upon implementation of the Plan of Arrangement, be directly transferred and assigned by the Dissenting Shareholder to Granite (free and clear of any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (“Liens”)) and such Dissenting Shareholder shall cease to be the holder of such Granite Common Shares and to have any rights as a holder or former holder of such Granite Common Shares other than the right to be paid the fair value for such Granite Common Shares by Granite in accordance with the provisions of Article 5 of the Plan of Arrangement and this lnterim Order;

[37]

ORDERS that registered holders of Granite Common Shares who renounce, or are deemed to renounce, their right to demand the repurchase of their Granite Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the consideration to which holders of Granite Common Shares who have not exercised Dissent Rights are entitled under Article 3.1 of the Plan of Arrangement (less any amounts withheld pursuant to Article 3.4 of the Plan of Arrangement);

[38]

ORDERS that, in no case shall Granite or any other person be required to recognize any holder of Granite Common Shares who exercises Dissent Rights as a holder of Granite Common Shares after the Effective Time;

[39]

DECLARES, for greater certainty, that, in addition to any other restrictions in Chapter XIV of the QBCA, no Shareholder who has failed to exercise all the voting rights carried by the Granite Common Shares held by such Shareholder against the Arrangement Resolution shall be entitled to exercise Dissent Rights, with respect to the Arrangement;

HEARING OF THE APPLICATION OF A FINAL ORDER FOR APPROVAL OF THE ARRANGEMENT

[40]

ORDERS that upon approval by the Shareholders of the Arrangement Resolution in the manner set forth in this lnterim Order, Granite may apply to this Honourable Court for a final order (the “Final Order”) approving the Arrangement and that the hearing for approval of the Arrangement will be on November 20, 2012 at 9:15 a.m. (Eastern Time) or at any other date before or after November 20, 2012:

(a)	in the case of persons having filed a notice of appearance in accordance with the terms of this lnterim Order, following service of a notice of such hearing date for the application for a Final Order;

and that no other forms of service of the application materials need to be made;

[41]	ORDERS that, subject to the further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the application for a Final Order of approval shall be:

(a)	Granite; and

(b)	any person who has filed a notice of appearance in the present proceedings in accordance with this lnterim Order and the Québec Code of Civil Procedure.

[42]

ORDERS that if one of the persons’ appearance is with a view to contesting the Application for a Final Order or to make representations in relation thereto, such person must file a written contestation (a “Written Contestation”) or written representations (“Written Representations”), as the case may be, supported, as to the facts, by affidavits(s) and exhibit(s), if any, in the Court record and must serve same upon Granite at least five (5) clear juridical days prior to the hearing of the Application for a Final Order, failing which such person shall not be permitted to contest the Application for a Final Order;

[43]

ORDERS that in the event that the application for a Final Order of approval does not proceed on the date set forth in the Notice of Hearing, and is adjourned or postponed, only those persons who served and filed an appearance in accordance with this Interim Order shall be given notice of the adjourned or postponed date;

PROCEDURAL

[44]	ORDERS that any Notice of Appearance served in the present proceedings shall be served on counsel for Granite at the following addresses:

Blake, Cassels & Graydon LLP

600 De Maisonneuve Boulevard West

Suite 2200

Montréal, Québec H3A 3J2

Attention: Sébastien Guy

[45]

ORDERS that the Shareholders and all other persons who are notified or served with the Meeting Materials in accordance with this lnterim Order shall be parties to these proceedings and bound by the orders and findings of this Honourable Court in connection with the Final Order;

[46]

DECLARES and ORDERS that it seeks and requests the aid and recognition of (i) any court or any judicial, regulatory or administrative body in any province or territory of Canada, (ii) any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and (iii) any court or any judicial, regulatory or administrative body of the United States or any other country, to act in aid of and to assist this Honourable Court in carrying out the terms of this lnterim Order;

[47]	ORDERS that the Applicant shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct;

[48]

ORDERS that in the event the within Application for final approval does not proceed on the date set forth in this Interim Order, and is adjourned, only those persons entitled to appear and be heard at the hearing of the application for a Final Order as set out under heading above shall be entitled to be given notice of the adjourned date;

[49]	ORDERS that the Applicant shall be entitled to file any further evidence it deems appropriate, by way of supplementary affidavits or otherwise, in connection with the Application of a Final Order;

CONFIDENTIALITY

[50]

ORDERS that Exhibits R-2, R-3, R-4 and R-9 be placed under seal in the records of the Superior Court of Québec and that it not be disclosed, published or disseminated, directly or indirectly, without prior authorization of this Honourable Court;

[51]	ORDERS the Office of the Superior Court of Québec to deny access to Exhibits R-2 to R-4 and R-9 to the public;

PROVISIONAL EXECUTION

[52]	ORDERS the provisional execution of this lnterim Order notwithstanding appeal;

[53]	WITHOUT COSTS.

Me Sébastien Guy

BLAKE, CASSELS & GRAYDON LLP

Attorneys for the Applicant

Date of hearing:         October 9, 2012

APPENDIX “G”

NOTICE OF PRESENTATION OF AN APPLICATION

TO THE SUPERIOR COURT OF QUÉBEC FOR A FINAL ORDER

C A N A D A

PROVINCE OF QUÉBEC DISTRICT OF MONTRÉAL	S U P E R I O R C O U R T (Commercial Division)

NO: 500-11-	IN THE MATTER OF AN APPLICATION UNDER CHAPTER XVI – DIVISION II OF THE BUSINESS CORPORATIONS ACT (QUÉBEC), R.S.Q. C. S-31.1:

GRANITE REAL ESTATE INC. Applicant

Notice of Presentation of an Application to the Superior Court of Québec for a

Final Order Approving a Proposed Plan of Arrangement

(Capitalized terms in this Notice of Presentation have the meaning ascribed to them in the Application for an Interim Order and for a Final Order Approving a Proposed Plan of Arrangement under Chapter XVI – Division II of the Business Corporations Act (Québec), R.S.Q., c. S 31.1)

TAKE NOTICE that, subject to approval of the Arrangement Resolution by the Shareholders, the Applicant, Granite Real Estate Inc., will present an Application to the Superior Court of Québec, district of Montréal for a Final Order approving the Plan of Arrangement, the whole as is more fully described in the Notice and the Circular, at a hearing to take place before a Judge of the Superior Court sitting in Commercial Division on November 20, 2012, at 9:15 a.m., Room 16.12, at Montreal courthouse located at 1, Notre-Dame Street East in Montréal.

Before rendering the Final Order, the Court will examine, inter alia, the fairness and reasonableness of the Arrangement, both procedurally and substantively, with respect to the rights and interests of the Shareholders.

The Shareholders who wish to support or to oppose the Application for the issuance of a Final Order approving the Arrangement may be heard at the hearing personally or may be represented by legal counsel for this purpose, and may submit evidence and arguments relating to the Application and to the fairness and reasonableness of the Arrangement only if they have served a Notice of Appearance and filed a Written Contestation or Written Representations to the attorneys at the coordinates provided below at least five (5) clear juridical days before the hearing of the Application for a Final Order. If a person having filed a Notice of Appearance is not present or represented by legal counsel at the hearing, the Court may approve the Arrangement and issue the Final Order, as filed, without any further notice.

G-1

Counsel for Granite:

Blake, Cassels & Graydon LLP

600 De Maisonneuve Boulevard West

Suite 2200

Montréal, Québec

H3A 3J2

Attention: Sébastien Guy

Montréal, October 9, 2012 /s/ Blake, Cassels & Graydon LLP
BLAKE, CASSELS & GRAYDON LLP Attorneys for Granite Real Estate Inc.

G-2

APPENDIX “H”

BALANCE SHEET OF GRANITE REIT

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of Granite Real Estate Investment Trust

We have audited the balance sheet of Granite Real Estate Investment Trust (the “Trust”) as at September 28, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Trust as at September 28, 2012, in accordance with United States generally accepted accounting principles.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
October 2, 2012	Licensed Public Accountants

Granite Real Estate Investment Trust

Audited Balance Sheet

(Canadian dollars)

As at September 28, 2012

ASSETS

Current assets:
Loan receivable (note 2)	$885,330

Total assets	$885,330

UNITHOLDER’S EQUITY

Unitholder’s equity:
Units (note 3)	$885,330

Total unitholder’s equity	$885,330

On behalf of the Board

/s/ Michael P. Forsayeth
Michael P. Forsayeth Trustee

Notes to Audited Balance Sheet

1.	Organization and Basis of Presentation

Granite Real Estate Investment Trust (“Granite REIT”) is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to the Granite REIT Declaration of Trust to facilitate the conversion, through a series of steps, of Granite Real Estate Inc. (“Granite”) from a corporate structure into a “stapled unit” real estate investment trust structure. The conversion is subject to the approval of the shareholders of Granite. On completion of the conversion, shareholders of Granite will exchange their shares for a stapled unit comprised of one unit of Granite REIT and one common share of Granite REIT Inc. (“Granite GP”). The assets, liabilities and operations of the new combined stapled unit structure will be comprised of all the assets, liabilities and operations of Granite.

The balance sheet has been prepared following United States generally accepted accounting principles.

2.	Loan receivable

The loan receivable of US$900,000 from a subsidiary of Granite is repayable on demand but not later than July 31, 2018 and bears interest at 6.75%.

3.	Units

An unlimited number of Granite REIT units may be issued pursuant to the Granite REIT Declaration of Trust. Each Granite REIT unit is transferable and represents an equal undivided beneficial interest in distributions by Granite REIT, as and when declared by the Trustees, and in the net assets of Granite REIT and ranks equally with all of the other Granite REIT units without discrimination, preference or priority. Each Granite REIT unit is entitled to one vote at all meetings of the Granite REIT unitholders.

As at September 28, 2012, 24,975 units are issued with a value of $885,330.

APPENDIX “I”

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF GRANITE REIT AND

GRANITE GP

Unaudited Pro Forma Combined Balance Sheet at June 30, 2012

(Canadian dollars in thousands)

	Granite Consolidated	Granite REIT	Pro Forma Adjustments			Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Real estate properties, net	$1,140,242					$1,140,242
Deferred rent receivable	12,111					12,111
Future tax assets	2,099		550	2	(a)	2,649
Note receivable	2,548					2,548
Fixed assets, net	1,364					1,364
Other assets	3,524					3,524

	1,161,888		550			1,162,438
Current assets:
Current portion of note receivable	2,802					2,802
Loan receivable	—	885	(885)	2	(f)	—
Accounts receivable	1,869					1,869
Income taxes receivable	610		(610)	2	(a)	—
Prepaid expenses and other	559					559
Cash and cash equivalents	59,942		127	2	(d)	60,069

Total assets	$1,227,670	885	(818)			$1,227,737

LIABILITIES AND SHAREHOLDERS’/UNITHOLDERS’ EQUITY
Non-current liabilities:
Senior unsecured debentures, net	$263,412					$263,412
Preferred shares	—		127	2	(d)	127
Future tax liabilities	30,567		(14,500)	2	(a)	16,067
Deferred revenue	3,441					3,441

	297,420		(14,373)			283,047
Current liabilities:
Deferred revenue	5,314					5,314
Accounts payable and accrued liabilities	19,149		5,740	2	(b),(c)	24,889
Income taxes payable	16,765		1,940	2	(a),(c)	18,705

Total liabilities	$338,648		(6,693)			$331,955

Mezzanine equity	—		1,533,583	2	(e)	1,533,583
Shareholders’/Unitholders’ equity:
Common shares	2,116,906		(2,116,906)	2	(e)	—
Units	—	885	(885)	2	(f)	—
Contributed surplus	63,146					63,146
Deficit	(885,760)		590,083	2	(a),(b),(c),(e)	(295,677)
Accumulated other comprehensive loss	(405,270)					(405,270)

Total shareholders’/unitholders’ equity	889,022	885	(1,527,708)			(637,801)

Total liabilities and shareholders’/unitholders’ equity	$1,227,670	885	(818)			$1,227,737

Unaudited Pro Forma Combined Income Statement for the six month period ended June 30, 2012 (Canadian dollars in thousands, except per Stapled Unit figures)

	Granite Consolidated	Pro Forma Adjustments			Granite REIT and Granite GP Combined
Rental revenue	$91,115				$91,115
Operating costs, expenses and income
Property operating costs	2,462				2,462
General and administrative	12,731				12,731
Depreciation and amortization	21,510				21,510
Interest expense and other financing costs, net	7,958	8	2	(d)	7,966
Foreign exchange gains	(278)				(278)

Income before income taxes	46,732	(8)			46,724
Income tax expense (recovery)	9,462	(5,600)	2	(a)	3,862

Net income	$37,270	5,592			$42,862

Basic and diluted earnings per Stapled Unit	$0.79				$0.91

Weighted average number of Stapled Units
Basic	46,882				46,882
Diluted	46,902				46,902

Unaudited Pro Forma Combined Income Statement for the year ended December 31, 2011

(Canadian dollars in thousands, except per Stapled Unit figures)

	Granite Consolidated	Pro Forma Adjustments			Granite REIT and Granite GP Combined
Rental revenue	$180,937				$180,937
Operating costs, expenses and income
Property operating costs	3,061				3,061
General and administrative	46,708				46,708
Depreciation and amortization	42,701				42,701
Interest expense and other financing costs, net	15,749	16	2	(d)	15,765
Foreign exchange gains	(218)				(218)
Write-down of long-lived asset	19,473				19,473

Operating income	53,463	(16)			53,447
Gain on disposal of real estate	91				91

Income before income taxes	53,554	(16)			53,538
Income tax recovery	(4,388)	(3,500)	2	(a)	(7,888)

Income from continuing operations	57,942	3,484			61,426
Income from discontinued operations	94,449				94,449

Net income	$152,391	3,484			$155,875

Basic earnings per Stapled Unit
- continuing operations	$1.24				$1.31
- discontinued operations	2.01				2.01

	$3.25				$3.32

Diluted earnings per Stapled Unit
- continuing operations	$1.23				$1.31
- discontinued operations	2.01				2.01

	$3.24				$3.32

Weighted average number of Stapled Units
Basic	46,888				46,888
Diluted	46,970				46,970

Notes to Pro Forma Combined Financial Statements of Granite REIT and Granite GP

(Canadian dollars in thousands)

1.  Basis of Presentation

Except for terms defined herein, all other capitalized terms are as defined in this Circular.

The Arrangement

The Arrangement will facilitate the conversion, through a series of steps, of Granite from a corporate structure into a “stapled unit” real estate investment trust structure. The conversion is subject to the approval of Granite’s shareholders. On completion of the conversion, shareholders of Granite will exchange their shares for a stapled unit comprised of one common share of Granite GP and one unit of Granite REIT. The assets, liabilities and operations of the new combined stapled unit structure will be comprised of all the assets, liabilities and operations of Granite.

Basis of Accounting

The unaudited pro forma combined balance sheet of Granite REIT and Granite GP gives effect to the Arrangement as if it occurred on June 30, 2012 and the unaudited pro forma combined income statements give effect to the Arrangement as if it occurred on January 1, 2011, for the six month period ended June 30, 2012 and the year ended December 31, 2011 (collectively the “Pro Forma Combined Financial Statements”). The Pro Forma Combined Financial Statements are based on Granite’s unaudited consolidated balance sheet and income statement as at and for the six months ended June 30, 2012 included in Granite’s unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2012 (“Interim Financial Statements”) and Granite’s audited consolidated income statement for the year ended December 31, 2011 included in the annual audited consolidated financial statements for the year ended December 31, 2011 (“Annual Financial Statements”). The Company changed its reporting currency effective January 1, 2012 from U.S. dollars to Canadian dollars. In the Pro Forma Combined Income Statement for the year ended December 31, 2011, Granite’s results of operations reflected in the first column “Granite Consolidated” were previously reported in U.S. dollars but due to the change in reporting currency, the figures have been translated to Canadian dollars using the weighted average exchange rate for the period. The impact of the change in reporting currency on the annual consolidated financial statements for the year ended December 31, 2011 and 2010 is described in Appendix “C” to this Circular.

The Pro Forma Combined Financial Statements of Granite REIT and Granite GP have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accounting policies used in the preparation of the Pro Forma Combined Financial Statements are consistent with those disclosed in the June 30, 2012 Interim Financial Statements and the December 31, 2011 Annual Financial Statements.

The Pro Forma Combined Financial Statements are based upon information and assumptions (as outlined in note 2) that management believes are consistent with the Arrangement. However, certain aspects of the Arrangement will not be known with certainty until the effective date. Accordingly, the actual adjustments will differ from the Pro Forma Combined Financial Statements adjustments, and such differences could be material. The Pro Forma Combined Financial Statements are for illustrative and informational purposes only and are not necessarily indicative of the future financial condition of Granite or Granite REIT and Granite GP combined.

2. Pro Forma Adjustments and Assumptions

Adjustments to the Pro Forma Combined Financial Statements reflect the following:

(a)

Both the Canadian and U.S. operations will be reorganized into separate REITS, each of which will be required to meet certain tests pursuant to the Income Tax Act (Canada) (the “Act”) and U.S. Internal Revenue Code (the “Code”). It is expected that Granite REIT will meet the tests under the

Act and that the U.S. REIT will meet the tests under the Code in each case upon completion of all of the steps contemplated in the Arrangement. The assets and operations in other jurisdictions will continue to reside in tax paying entities or partnerships which ultimately flow to a tax paying entity. The Arrangement steps also contemplate a reorganization to be undertaken in Germany which will result in introducing additional leverage with related interest expense and providing for additional income tax savings. As a result, for the six month period ended June 30, 2012 and the year ended December 31, 2011, $5,600 and $3,500, respectively, of primarily Canadian and U.S. current and future tax expense has been reversed for purposes of the income statement only. In addition, future tax liabilities of $12,450 as at June 30, 2012 related to Canada and the U.S. have been reversed to retained earnings and $2,600 related to certain foreign withholding tax has been reclassified to current income tax payable. Current income tax liabilities were increased by $2,600 as at June 30, 2012 as a result of the reclassification of certain foreign withholding tax from future income tax payable along with an additional accrual for foreign withholding tax of $300.

(b)	Estimated financial advisory, legal and other fees of $4,600 (nil income tax recovery) expected to be incurred as a result of the Arrangement.

(c)

Estimated transfer and other similar taxes on real estate assets, excluding income taxes, of $1,140 ($350 of income tax recovery) associated with the pre-Arrangement reorganization which would enable Granite to qualify as a REIT under the Act.

(d)

Preferred shares of a U.S. subsidiary of Granite REIT issued for $127. The preferred shares are redeemable by the Company and bear a cumulative mandatory dividend of 12.0%. In accordance with U.S. GAAP, the preferred shares are presented as liabilities on the Pro Forma Combined Balance Sheet. As a result, the cumulative dividend is reflected as interest expense of $8 and $16 for the six month period ended June 30, 2012 and the year ended December 31, 2011, respectively.

(e)

Granite shareholders will acquire Stapled Units on the basis of exchanging one Granite common share for one Stapled Unit. The Stapled Units have a redemption feature right within the control of the holder which precludes classification as permanent equity. In accordance with U.S. GAAP, the Stapled Units are presented as “mezzanine” equity, between total liabilities and shareholders’/unitholders’ equity on the Pro Forma Combined Balance Sheet. The amount reclassified to mezzanine equity is the redemption amount of the outstanding Stapled Units at June 30, 2012. The redemption amount is calculated based on 95% of the average market price for the 10 trading days after June 30, 2012.The difference between the redemption amount and the book value of the common shares of $583,323 is recorded in deficit.

(f)	The elimination of an intercompany loan between Granite REIT and a subsidiary of Granite.

(g)

The opening balance sheet of Granite GP does not impact the Pro Forma Combined Balance Sheet as at June 30, 2012 due to the rounding to thousands of dollars in the Pro Forma Combined Financial Statements.

APPENDIX “J”

COMPARISON OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) AND THE BUSINESS CORPORATIONS ACT (QUÉBEC)

The following is a summary comparison of certain of the provisions of the BCBCA and the QBCA which pertain to the rights of shareholders. This summary is not intended to be exhaustive, and reference should be made to the full text of both statutes and the regulations thereunder for full particulars of any differences between them.

	QBCA	BCBCA
Sale of Corporation’s Undertaking

The QBCA requires approval by “special resolution” of the shareholders, that is, approval by the holders of at two-thirds of the votes cast at a shareholders’ meeting by the shareholders entitled to vote on the resolution, for an “alienation” (defined to mean a sale, exchange or lease) of the corporation’s property if, as a result of the alienation, the corporation would be unable to retain a significant part of its business activity, unless the alienation is in favour of a wholly-owned subsidiary of the corporation. Holders of shares of a class or series, even if not otherwise entitled to vote, are granted a separate class or series vote on the special resolution approving the alienation if such a resolution favours another class or series of shares, or changes prejudicially the rights of holders of such class or series.

The QBCA requires a corporation to prevent a subsidiary from alienating property if, assuming the subsidiary’s property were the corporation’s property and the subsidiary’s business activity were included in the corporation’s business activity, the corporation would be unable, as a result of the alienation, to retain a significant part of its business activity. This requirement does not apply if the alienation occurs in the ordinary course of business of the subsidiary, if the alienation is in favour of a wholly-owned subsidiary of the subsidiary, or if the corporation has been authorized by special resolution of its shareholders to allow the alienation of the subsidiary’s property.

The BCBCA allows the directors of a corporation to dispose of all or substantially all of the business or undertaking of the corporation only if it is in the ordinary course of the corporation’s business or with shareholder approval authorized by special resolution. Under the BCBCA a special resolution will need to be approved by a “special majority”, which means the majority specified in a corporation’s articles of at least two-thirds and not more than three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the corporation.
Amendments to Articles	Under the QBCA, changes to the articles of a corporation require a special resolution of the shareholders, as described above. A special resolution that favours certain shareholders of a class or	Under the BCBCA, changes to the articles of a corporation will be affected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name or

	series of shares, or that changes prejudicially the rights attaching to all the shares of a class or series of shares must also be approved by the shareholders of that class or series, whether or not they carry the right to vote, by a separate special resolution. The same regime applies to a resolution to amalgamate a QBCA corporation.	alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution. Alteration of the special rights and restrictions attached to issued shares requires, in addition to any resolution provided for by the articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction requires a special resolution as described above.
Rights of Dissent and Appraisal	The QBCA contains a dissent remedy (called “right to demand the repurchase of shares”), which also applies to shareholders entitled to exercise a separate class vote on special resolutions. The procedure for exercising this remedy is different than that contained in the BCBCA. It is outlined in the section “Rights of Dissenting Shareholders” in the Circular.

The BCBCA contains a dissent remedy that provides that shareholders, including beneficial holders, who dissent to certain actions being taken by a corporation, may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to:

i)    continue out of the jurisdiction;

ii)   sell the whole or substantially the whole of the corporation’s undertaking or business;

iii)  enter into a statutory amalgamation other than with an affiliated corporation; or

iv)  amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on.

Oppression Remedies

Under the QBCA, a shareholder, a beneficial shareholder, a former shareholder, a director, former director, officer, former officer, and in the case of a reporting issuer, a beneficial or former holder of debentures, bonds or notes that are dealt in or traded on a securities exchange or financial market, in each case of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where any act or omission of a corporation or its affiliates effects or threatens to effect a result, the business

Under the BCBCA, a shareholder, including a beneficial shareholder, and any other person whom the court considers to be an appropriate person to seek an oppression remedy, may apply to the court for an order in respect of oppressive or unfairly prejudicial conduct of the corporation and its directors or shareholders, Such conduct must be oppressive or unfairly prejudicial to one or more shareholders, including the applicant. In addition, under the BCBCA, the applicant must bring the application in a “timely manner.”

or affairs of a corporation or its affiliates have been, are or are threatened to be exercised in a manner that is, or the powers of the board of directors of the corporation or any of its affiliates have been, are or are threatened to be exercised in a manner that is, oppressive or unfairly prejudicial to any security holder, director or officer of the corporation.

Under the QBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors.

Under the QBCA the application is subject to a three-year prescription or limitation period.

Shareholder Derivative Actions	Under the QBCA, the right to bring a derivative action extends to officers as well as former shareholders, directors or officers of a corporation or its affiliates, a beneficial or former holder of debentures, bonds or notes that are dealt in or traded on a securities exchange or financial market in the case of a reporting issuer), and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. The QBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.	Under the BCBCA, a shareholder and any other person whom the court considers to be an appropriate person to bring a derivative action, including a beneficial shareholder or a director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such an obligation. In addition, the BCBCA permits an applicant, with leave of the court, to defend a legal proceeding brought against a corporation.
Requisition of Meetings	The QBCA permits the holders of not less than 10% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.	The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting, which meeting must be held within four months. If the directors do not call a meeting within 21 days of receiving the requisition, any requisitioning shareholder or shareholders holding in the aggregate more than 1/40 of the issued shares that carry the right to vote at a general meeting may call the meeting.
Shareholder Proposals	The QBCA permits a shareholder of a Corporation that is a reporting issuer or has 50 or more shareholders to submit to the board of directors a proposal for consideration by the shareholders at the	The BCBCA permits shareholders to make proposals for inclusion in the management information Circular at a general meeting of shareholders. The proposal may be accompanied by a

	annual meeting, which may include a written submission of not more than 500 words in length. The proposal may include nominations for directors where the proposal is signed by holders of shares representing in the aggregate not less than 5% of the outstanding shares or 5% of a class or series of shares entitled to vote at the meeting. Under the QBCA, there is a limit of five proposals per shareholders per meeting.	written statement of up to 1,000 words in length.
Place of Meetings	The QBCA provides that meetings of shareholders may be held within Quebec at the place the directors may determine, or at a place outside Quebec if the corporation’s articles so allow.	The BCBCA requires all meetings of shareholders to be held in British Columbia unless a location outside the Province is provided for in the articles, approved by the resolution required by the articles or, if none is required, by an ordinary resolution or approved in writing by the Registrar before the meeting.

APPENDIX “K”

BALANCE SHEET OF GRANITE GP

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Granite REIT Inc.

We have audited the balance sheet of Granite REIT Inc. ( “Granite GP”) as at September 28, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Granite GP as at September 28, 2012, in accordance with United States generally accepted accounting principles.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
October 2, 2012	Licensed Public Accountants

Granite REIT Inc.

Audited Balance Sheet

(Canadian dollars)

As at September 28, 2012

ASSETS

Non-current assets:
Investment in Granite US Holdco LP (note 2)	$10

Total assets	$10

SHAREHOLDER’S EQUITY

Shareholder’s equity:
Common shares (note 3)	$10

Total shareholder’s equity	$10

On behalf of the Board

/s/ Jennifer Tindale
Jennifer Tindale Director

Notes to Audited Balance Sheet

1.	Organization and Basis of Presentation

Granite REIT Inc. (“Granite GP” or the “Company”) was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia) to facilitate the conversion, through a series of steps, of Granite Real Estate Inc. (“Granite”) from a corporate structure into a “stapled unit” real estate investment trust structure. The conversion is subject to the approval of the shareholders of Granite. On completion of the conversion, shareholders of Granite will exchange their shares for a stapled unit comprised of one common share of the Company and one unit of Granite Real Estate Investment Trust (“Granite REIT”). The assets, liabilities and operations of the new combined stapled unit structure will be comprised of all the assets, liabilities and operations of Granite.

The balance sheet has been prepared following United States generally accepted accounting principles.

2.	Investments

The investment in Granite US Holdco LP consists of an LP unit in Granite US Holdco LP, representing 50% of the outstanding LP units in Granite US Holdco LP. The investment is accounted for using the cost method as the Company does not have the ability to exercise significant influence over operating and financing policies.

3.	Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of non-voting shares, all with no par value. Holders of common shares are entitled to one vote per share on matters presented for shareholder vote and are entitled to dividends as and when declared by directors.

As at September 28, 2012, one common share is issued with a value of $10.

APPENDIX “L”

CHAPTER XIV OF THE BUSINESS CORPORATIONS ACT (QUÉBEC) —

RIGHT TO DEMAND REPURCHASE OF SHARES

DIVISION I

GENERAL PROVISIONS

§ 1. — Conditions giving rise to right

372.  The adoption of any of the resolutions listed below confers on a shareholder the right to demand that the corporation repurchase all of the person’s shares if the person exercised all the voting rights carried by those shares against the resolution:

(1)	an ordinary resolution authorizing the corporation to carry out a squeeze-out transaction;

(2)	a special resolution authorizing an amendment to the articles to add, change or remove a restriction on the corporation’s business activity or on the transfer of the corporation’s shares;

(3)	a special resolution authorizing an alienation of corporation property if, as a result of the alienation, the corporation is unable to retain a significant part of its business activity;

(4)	a special resolution authorizing the corporation to permit the alienation of property of its subsidiary;

(5)	a special resolution approving an amalgamation agreement;

(6)	a special resolution authorizing the continuance of the corporation under the laws of a jurisdiction other than Québec; or

(7)

a resolution by which consent to the dissolution of the corporation is withdrawn if, as a result of the alienation of property begun during the liquidation of the corporation, the corporation is unable to retain a significant part of its business activity.

The adoption of a resolution referred to in any of subparagraphs 3 to 7 of the first paragraph confers on a shareholder whose shares do not carry voting rights the right to demand that the corporation repurchase all of the person’s shares.

373.  The adoption of a special resolution described in section 191 confers on a shareholder holding shares of the class or series specified in that section the right to demand that the corporation repurchase all of the person’s shares of that class or series. That right is subject to the shareholder having exercised all the person’s available voting rights against the adoption and approval of the special resolution.

That right also exists if all the shares held by the shareholders are of the same class; in that case, the right is subject to the shareholder having exercised all of the person’s available voting rights against the adoption of the special resolution.

373.1.  Despite section 93, non fully paid shares also confer the right to demand a repurchase.

374.  The right to demand a repurchase conferred by the adoption of a resolution is subject to the corporation carrying out the action approved by the resolution.

375.  A notice of a shareholders meeting at which a special resolution that could confer the right to demand a repurchase may be adopted must mention that fact.

The action approved by the resolution is not invalidated solely because of the absence of such a mention in the notice of meeting.

Moreover, if the meeting is called to adopt a resolution described in section 191 or in any of subparagraphs 3 to 7 of the first paragraph of section 372, the corporation notifies the shareholders whose shares do not carry voting rights of the possible adoption of a resolution that could give rise to the right to demand a repurchase of shares.

§ 2. — Conditions for exercise of right and terms of repurchase

I. — Prior notices

376.  Shareholders intending to exercise the right to demand the repurchase of their shares must so inform the corporation; otherwise, they are deemed to renounce their right, subject to Division II.

To inform the corporation of the intention to exercise the right to demand the repurchase of shares, a shareholder must send a notice to the corporation before the shareholders meeting or advise the chair of the meeting during the meeting. In the case of a shareholder described in the second paragraph of section 372 none of whose shares carry voting rights, the notice must be sent to the corporation not later than 48 hours before the shareholders meeting.

377.  As soon as a corporation takes the action approved by a resolution giving rise to the right to demand a repurchase of shares, it must give notice to all shareholders who informed the corporation of their intention to exercise that right.

The repurchase notice must mention the repurchase price offered by the corporation for the shares held by each shareholder and explain how the price was determined.

If the corporation is unable to pay the full redemption price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, the repurchase notice must mention that fact and indicate the maximum amount of the price offered the corporation will legally be able to pay.

378.  The repurchase price is the fair value of the shares as of the close of the offices of the corporation on the day before the resolution conferring the right to demand a repurchase is adopted.

When the action approved by the resolution is taken following a take-over bid with respect to all the shares of a class of shares issued by a corporation that is a reporting issuer and the bid is closed within 120 days before the resolution is adopted, the repurchase price may be determined to be the fair value of the shares on the day before the take-over bid closed if the offeror informed the shareholders, on making the take-over bid, that the action would be submitted to shareholder authorization or approval.

379.  The repurchase price of all shares of the same class or series must be the same, regardless of the shareholder holding them.

However, in the case of a shareholder holding non-fully paid shares, the corporation must subtract the unpaid portion of the shares from the repurchase price offered or, if it cannot pay the full repurchase price offered, the maximum amount that it can legally pay for those shares.

The repurchase notice must mention the subtraction and show the amount that can be paid to the shareholder.

380.  Within 30 days after receiving a repurchase notice, shareholders must confirm to the corporation that they wish to exercise their right to demand a repurchase. Otherwise, they are deemed to have renounced their right.

The confirmation may not be limited to only part of the repurchasable shares. It does not affect a shareholder’s right to demand an increase in the repurchase price offered.

II. — Payment of repurchase price

381.  A corporation must pay the offered repurchase price to all shareholders who confirmed their decision to exercise their right to demand the repurchase of their shares within 10 days after such confirmation.

However, a corporation that is unable to pay the full repurchase price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally pay the shareholders. In that case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders.

III. — Increase in repurchase price

382.  To contest a corporation’s appraisal of the fair value of their shares, shareholders must notify the corporation within the time given to confirm their decision to exercise their right to demand a repurchase.

Such contestation is a confirmation of a shareholder’s decision to exercise the right to demand a repurchase.

383.  A corporation may increase the repurchase price offered within 30 days after receiving a notice of contestation.

The increase in the repurchase price of the shares of the same class or series must be the same, regardless the shareholder holding them.

384.  If a corporation does not follow up on a shareholder’s contestation within 30 days after receiving a notice of contestation, the shareholder may ask the court to determine the increase in the repurchase price. The same applies when a shareholder contests the increase in the repurchase price offered by the corporation.

The shareholder must, however, make the application within 90 days after receiving the repurchase notice.

385.  As soon as an application is filed under section 384, it must be notified by the corporation to all the other shareholders who are still contesting the appraisal of the fair value of their shares or the increase in the repurchase price offered by the corporation.

386.  All shareholders to whom the corporation notified the application are bound by the court judgment.

387.  The court may entrust the appraisal of the fair value of the shares to an expert.

388.  The corporation must, without delay, pay the increase in the repurchase price to all shareholders who did not contest the increase offered. It must pay the increase determined by the court to all shareholders who, under section 386, are bound by the court judgment, within 10 days after the judgment.

However, a corporation that is unable to pay the full increase in the repurchase price because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally pay the shareholders. In such a case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders.

DIVISION II

SPECIAL PROVISIONS FOLLOWING FAILURE TO NOTIFY SHAREHOLDERS

389. If shareholders were unable to inform the corporation of their intention to exercise the right to demand the repurchase of their shares within the period prescribed by section 376 because the corporation failed to notify them of the possible adoption of a resolution giving rise to that demand, they may demand the repurchase of their shares as though they had informed the corporation and had voted against the resolution.

Shareholders entitled to vote may not exercise the right to demand the repurchase of their shares if they voted in favour of the resolution or were present at the meeting but abstained from voting on the resolution.

A shareholder is presumed to have been notified of the proposed adoption of the resolution if notice of the shareholders meeting was sent to the address entered in the security register for that shareholder.

390.  A shareholder must demand the repurchase of shares within 30 days after becoming aware that the action approved by the resolution conferring the right to demand a repurchase has been taken.

However, the repurchase demand may not be made later than 90 days after that action is taken.

391.  As soon as the corporation receives a repurchase demand, it must notify the shareholder of the repurchase price it is offering for the shareholder’s shares.

The repurchase price offered for the shares of a class or series must be the same as that offered to shareholders, if any, who exercised their right to demand a repurchase after informing the corporation of their intention to do so in accordance with Division I.

392.  The corporation may not pay the repurchase price offered to the shareholder if such payment would make it unable to pay the maximum amount mentioned in the repurchase notice sent to the shareholders who informed the corporation, in accordance with section 376, of their intention to exercise their right to demand the repurchase of their shares.

If the corporation cannot pay to the shareholder the full amount offered to the shareholder, the directors are solidarily liable for payment to the shareholder of the sums needed to complete the payment of that amount. The directors are subrogated to the shareholder’s rights against the corporation, up to the sums they have paid.

DIVISION III

SPECIAL PROVISIONS WITH RESPECT TO BENEFICIARY

393.  A beneficiary who may give instructions to a shareholder as to the exercise of rights attaching to a share has the right to demand the repurchase of that share as though the beneficiary were a shareholder; however, the beneficiary may only exercise that right by giving instructions for that purpose to the shareholder.

The beneficiary’s instructions must allow the shareholder to exercise the right in accordance with this chapter.

394.  A shareholder is required to notify the beneficiary of the calling of any shareholders meeting at which a resolution that could give rise to the right to demand a repurchase may be adopted, specifying that the beneficiary may exercise that right as though the beneficiary were a shareholder.

The shareholder is presumed to have fulfilled that obligation if the beneficiary is notified in accordance with any applicable regulations under the Securities Act (chapter V-1.1).

395.  A shareholder must inform the corporation of the identity of a beneficiary who intends to demand the repurchase of shares, and of the number of shares to be repurchased, within the period prescribed by section 376.

396.  A shareholder who demands the repurchase of shares in accordance with the instructions of a beneficiary may demand the repurchase of part of the shares to which that right is attached.

397.  The beneficiary’s claim with respect to shares for which the full repurchase price could not be paid, as well as the other rights granted to a beneficiary under this chapter, may be exercised directly against the corporation.

Likewise, after the repurchase price has been fully paid, the rights granted to a beneficiary under this chapter regarding an increase in the repurchase price may be exercised directly against the corporation.